[LOGO] PSEG

                                 $1,800,000,000

                                 PSEG Power LLC

                                Offer to Exchange

                    $500,000,000 6 7/8% Senior Notes Due 2006
                    $800,000,000 7 3/4% Senior Notes Due 2011
                    $500,000,000 8 5/8% Senior Notes Due 2031
               Which have been registered under the Securities Act

                           For Any and All Outstanding
                    $500,000,000 6 7/8% Senior Notes Due 2006
                    $800,000,000 7 3/4% Senior Notes Due 2011
                    $500,000,000 8 5/8% Senior Notes Due 2031
                        Which have not been so registered

                           TERMS OF THE EXCHANGE OFFER

o The exchange offer expires at 5:00 p.m., Eastern Time, on November 29, 2001, unless extended by us in our sole discretion, subject to applicable law.

o The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

o The exchange notes, like the original notes, will be fully and unconditionally guaranteed by PSEG Fossil LLC, PSEG Nuclear LLC and PSEG Energy Resources & Trade LLC on a joint and several basis. The guarantees will rank equally in right of payment to all existing and future senior unsecured indebtedness of the guarantors.

o All original notes that are validly tendered and not validly withdrawn will be exchanged.

o Tenders of original notes may be withdrawn at any time prior to expiration of the exchange offer.

o The original notes are listed on the Luxembourg Stock Exchange. Application will be made to list the exchange notes on the Luxembourg Stock Exchange. We do not intend to apply for listing of the exchange notes on any other securities exchange or to arrange for them to be quoted on any quotation system.

o The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

o     We will not receive any proceeds from the exchange offer.

o You will not incur any material federal income tax consequences from your participation in the exchange offer.

      Please see "Risk Factors" beginning on page 13 for a discussion of factors you should consider in connection with the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 11, 2001.


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where to Find More Information ............................................    3
Prospectus Summary ........................................................    4
Risk Factors ..............................................................   13
Forward-Looking Statements ................................................   21
Use of Proceeds ...........................................................   22
Capitalization ............................................................   22
Management's Discussion and Analysis of Financial Condition
 and Results of Operations ................................................   23
Business ..................................................................   35
Management ................................................................   63
Certain Relationships and Related Transactions ............................   65
The Exchange Offer ........................................................   67
Description of the Exchange Notes .........................................   75
Federal Income Tax Considerations .........................................   94
Plan of Distribution ......................................................   97
Listing and General Information ...........................................   98
Legal Opinions ............................................................   99
Experts ...................................................................   99
Index to Financial Statements .............................................  F-1
Independent Auditors' Report ..............................................  F-2
Consolidated Financial Statements .........................................  F-3

      When we refer to the term "note" or "notes", we are referring to both the original notes and the exchange notes to be issued in the exchange offer. When we refer to "holders" of the notes, we are referring to those persons who are the registered holders of notes on the books of the registrar appointed under the indenture. Unless the context otherwise indicates, all references to "Power," "we," "us" or "our" herein mean PSEG Power LLC, a Delaware limited liability company, and its consolidated subsidiaries. (For periods prior to August 21, 2000, " Power," "we," "us" or "our" also includes the generation business of Public Service Electric and Gas Company.)

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      We and our subsidiaries, having made all reasonable inquiries, confirm that this Prospectus contains all information with regard to us and the exchange notes that is material in the context of the issue and offering of the exchange notes, that the information contained in this Prospectus is true and accurate and is not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which would make this Prospectus or any of such information or the expression of any such opinions or intentions materially misleading. We and our susidiaries accept responsibility accordingly.


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                         WHERE TO FIND MORE INFORMATION

      In connection with the exchange offer, we have filed with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933 (the "Securities Act"), relating to the exchange notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of this exchange offer, you should refer to the registration statement, including its exhibits.

      The public may read and copy any reports or other information that we file with the SEC at the SEC's public reference room, Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. These documents are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You may also obtain a copy of the exchange offer registration statement at no cost by writing or telephoning us at the following address:

                          Director, Investor Relations
                            PSEG Services Corporation
                                80 Park Plaza-T6
                            Newark, New Jersey 07102
                                 (973) 430-7000


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                               PROSPECTUS SUMMARY

      The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus.

                          Summary of the Exchange Offer

The Exchange Offer ..............  We are  offering to exchange an  aggregate of
                                   $1,800,000,000 principal amount of exchange notes in three series, the $500,000,000 6 7/8% Senior Notes due 2006, the $800,000,000 7 3/4% Senior Notes due 2011 and
                                   the $500,000,000 8 5/8% Senior Notes due 2031, for $1,800,000,000 of original notes of like series. The original notes may be exchanged only in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Issuance of the Original Notes ..  The  original  notes were  issued and sold on
                                   April 16, 2001 in a transaction not requiring registration under the Securities Act.

Registration ....................  Rights  At the time we  issued  the  original notes, we entered into a registration rights agreement which obligates us to make this exchange offer.

Required Representations ........  In  order  to  participate  in  the  exchange offer, you will be required to make some representations in a letter of transmittal, including that:

                                   o you are not affiliated with us,

                                   o you are not a broker-dealer who bought your original notes directly from us,

                                   o you will acquire the exchange notes in the ordinary course of business, and

                                   o  you  have  not  agreed   with   anyone  to
                                   distribute the exchange notes.

                                   If you are a broker-dealer that purchased original notes for your own account as part of market-making or trading activities, you may represent to us that you have not agreed with us or our affiliates to distribute the exchange notes. If you make this representation, you need not make the last representation provided for above.

Resale of the Exchange Notes ....  We are making the exchange  offer in reliance on the position of the staff of the Division of Corporation Finance of the SEC as defined in certain interpretive letters issued to third parties in other transactions. We believe that the exchange notes acquired in this exchange offer may be freely traded without compliance with the provisions of the Securities Act that call for registration and delivery of a prospectus, except as described in the following paragraph.

                                   The exchange notes will be freely tradable only if the holders meet the conditions described under "Required Representations"
                                   above.  If  you  are  a  broker-dealer   that
                                   purchased original notes for your own account
                                   as   part   of   market-making   or   trading
                                   activities, you must deliver a prospectus when you sell exchange notes. We have agreed in the registration rights agreement relating to the original notes to allow you to use this prospectus for this purpose during the 90-day period following completion of the exchange offer, subject to our right under some circumstances to restrict your use of this prospectus. See "The Exchange Offer-- Resales of Exchange Notes".
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                                   Broker  dealers who acquired  original  notes
                                   directly from us may not rely on the staff's interpretations and must comply with the
                                   registration    and    prospectus    delivery
                                   requirements of the Securities Act, including being named as a selling security holder, in order to resell the original notes or the exchange notes.

Accrued Interest on the
  Original Notes ................  The   exchange   notes  due  2006  will  bear
                                   interest at an  annual  rate of  6 7/8%,  the
                                   exchange notes due 2011 will bear interest at
                                   an  annual  rate of 7 3/4%  and the  exchange
                                   notes  due  2031  will  bear  interest  at an
                                   annual rate of 8 5/8%.  Any interest that has
                                   accrued on any series of the  original  notes
                                   before their  exchange in this exchange offer
                                   will be payable on the exchange  notes on the
                                   first   interest   payment   date  after  the
                                   conclusion of this exchange offer.

Procedures for Exchanging
  Notes .........................  The procedures for exchanging  original notes involve notifying the exchange agent before the expiration date of the exchange offer of your intention to do so. The procedures for properly making notification are described in this prospectus under the heading "The
                                   Exchange Offer -- Procedures for Tendering Original Notes".

Expiration Date .................  5:00 p.m.,  Eastern  Time,  on  November  29,
                                   2001,  unless the exchange offer is extended.

Exchange Date ...................  We will notify the exchange agent of the date of acceptance of the original notes for exchange.

Withdrawal Rights ...............  If  you  tender  your   original   notes  for
                                   exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., Eastern Time, on the day this exchange offer expires.

Acceptance of Original
  Notes and Delivery of
  Exchange ......................  Notes We will accept any original  notes that are properly tendered for exchange before 5:00 p.m., Eastern Time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

Tax Consequences ................  You  will  not  incur  any  material  federal
                                   income    tax    consequences    from    your
                                   participation in this exchange offer.

Use of Proceeds .................  We will not  receive any cash  proceeds  from this exchange offer.

Exchange Agent ..................  The  Bank  of  New  York  is  serving  as the exchange agent. Its address and telephone number are provided in this prospectus under the heading "The Exchange Offer -- Exchange Agent".

Effect on Holders of
  Original Notes ................  Any  original  notes that remain  outstanding after this exchange offer will continue to be subject to restrictions on their transfer. After this exchange offer, holders of original notes will not (with limited exceptions) have any further rights under the registration rights agreement. Any market for original notes that are not exchanged could be adversely affected by the consummation of this exchange offer.
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                          Summary of the Exchange Notes

      This exchange offer applies to $1,800,000,000 aggregate principal amount of the original notes. The terms of the exchange notes will be essentially the same as the original notes, except that the exchange notes will not contain language restricting their transfer and holders of the exchange notes generally will not be entitled to further registration rights under the registration rights agreement. The exchange notes issued in the exchange offer will evidence the same debt as the outstanding original notes, which they will replace, and both the original notes and the exchange notes are governed by the same indenture. The exchange notes, like the original notes, will be fully and unconditionally guaranteed by our three principal operating subsidiaries, PSEG Fossil LLC ("Fossil"), PSEG Nuclear LLC ("Nuclear") and PSEG Energy Resources & Trade LLC ("ER&T"), on a joint and several basis. The guarantees will rank equally in right of payment to all existing and future senior unsecured indebtedness of the guarantors.

Issuer ..........................  PSEG Power LLC

Securities Offered ..............  $500,000,000 of 6 7/8% Senior Notes due 2006,
                                   $800,000,000  of 7 3/4% Senior Notes due 2011
                                   and $500,000,000 of 8 5/8% Senior Notes due 2031 which have been registered under the Securities Act.

Interest Payment Dates ..........  April  15  and   October  15  of  each  year,
                                   beginning October 15, 2001.

Maturities ......................  6 7/8%  Senior  Notes  due  April  15,  2006,
                                   7 3/4% Senior Notes due April 15, 2011 and 8 5/8% Senior Notes due April 15, 2031.

Optional Redemption .............  We may  redeem  any or all of each  series of the exchange notes at any time at a price equal to the sum of (i) 100% of the principal amount of the exchange notes being redeemed,
                                   (ii) a make whole premium and (iii) unpaid interest accrued up to and including the applicable redemption date. See "Description of Exchange Notes -- Optional Redemption".

Ranking .........................  The exchange  notes will be senior  unsecured obligations, will rank equally with all of our senior unsecured indebtedness and will rank senior to our subordinated unsecured indebtedness. As of September 30, 2001, we had no other debt outstanding.

Guarantees ......................  Each  series of the  exchange  notes  will be fully and unconditionally guaranteed by Fossil, Nuclear and ER&T on a joint and several basis. The guarantees will rank equally in right of payment to all existing and future senior unsecured indebtedness of the guarantors. We have issued a guarantee of the obligations of ER&T, which guarantee is subordinate to the exchange notes.

Ratings .........................  The exchange notes have been assigned ratings of "Baa1" by Moody's Investors Service, Inc., "BBB+" by Fitch, Inc. and "BBB" by Standard & Poor's Ratings Services.

                                   A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

Sinking Fund ....................  None.
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Certain Covenants ...............  The indenture  under which the original notes were, and the exchange notes will be, issued contains covenants restricting us and the
                                   above-referenced   restricted   subsidiaries.
                                   Each  of  these  covenants  is  subject  to a
                                   number  of   important   qualifications   and
                                   exceptions. See "Description of the Exchange Notes-- Selected Indenture Covenants." These covenants limit our ability, and the ability of our restricted subsidiaries to, among other things:

                                   o     in   the   case   of   our   restricted
                                         subsidiaries,       incur       certain
                                         indebtedness;

                                   o     create liens;

                                   o in the case of our restricted subsidiaries, create or permit to exist dividend or payment restrictions with respect to us;

                                   o     sell assets; and

                                   o     engage in mergers and consolidations.

ER&T ............................  Dividends In addition, the indenture contains a covenant requiring one of our restricted subsidiaries, ER&T, to pay periodic dividends or distributions to us of the excess cash not required for its business operations. See "Description of the Exchange Notes -- Selected Indenture Covenants."

Form ............................  Each  series of the  exchange  notes  will be represented by one or more permanent global exchange notes in fully registered form without interest coupons, deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC, except in certain limited circumstances described in this prospectus.

Risk ............................  Factors An investment  in the exchange  notes involves certain risks relating to our business, prospects, financial condition and results of operations and the terms of the exchange notes. These risks are described in "Risk Factors."

                                   PSEG Power

      We are one of the largest independent electric generating and wholesale energy marketing and trading companies in the United States. Through our three principal operating subsidiaries, we generate and market electricity, capacity, ancillary services and natural gas products on a wholesale basis. As of June 30, 2001, our generation portfolio consisted of 11,490 megawatts ("MW") of installed capacity owned or under contract. Our target market, which we refer to as the Super Region, extends from Maine to the Carolinas and the Atlantic Coast to Indiana, encompassing 37% of the nation's power consumption. With 20% of installed capacity, we are the single largest power supplier in our primary market, the Pennsylvania-New Jersey-Maryland Power Pool ("PJM"), which is one of the nation's largest and most well-developed energy markets.

      We expect to continue to increase our generation capacity within our target market, and we believe that we are favorably positioned to do so through site expansions, strategic acquisitions and new generation development. We seek to continually maximize the value of our generation portfolio through the centralized control of its operations and its integration with our trading, fuel procurement, marketing and risk management expertise. Our electric generation portfolio is diversified by fuel source and market segment and we have demonstrated expertise in natural gas procurement.

      We began operating as a deregulated energy supplier in 1999. On August 21, 2000, we acquired ownership of the electric generation portfolio of our utility affiliate, Public Service Electric and
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Gas Company  ("PSE&G"),  New Jersey's  largest  public  utility.  This portfolio included more than 10,200 megawatts of nuclear and fossil capacity which we acquired at a cost of $239/kW. Through June 30, 2001, we:

      o     acquired 544 MW of nuclear  capacity in Pennsylvania and New Jersey;
            o acquired 380 MW of steam capacity in New York;

      o completed construction and began operation of 332 MW of combustion turbines in New Jersey;

      o began construction of 1,854 MW of combined cycle and combustion turbine units in New Jersey;

      o began construction of 2,000 MW of combined cycle units in Indiana and Ohio;

      o     are in advanced development of 750 MW of combined cycle units in New
            York.

      We expect that the new generating assets under construction at June 30, 2001, which will add 4,604 MW to our generation portfolio, will be completed by the end of the second quarter of 2003. This new capacity will expand our generation portfolio to three contiguous reliability regions.

      As a result of New Jersey's deregulation and restructuring of the electric power industry, PSE&G was required by the New Jersey Board of Public Utilities ("BPU") to transfer its generation facilities and related assets to an unregulated affiliate. We and our three principal operating subsidiaries, Fossil, which operates our fossil generating facilities; Nuclear, which operates our nuclear generating facilities; and ER&T, which conducts our wholesale energy marketing and trading activities, were therefore formed to own and operate what were formerly PSE&G's electric generation assets and business. As an Exempt Wholesale Generator ("EWG"), we do not directly serve any retail customers and we use our generation facilities exclusively for the production of electricity for sale at the wholesale level. We have contracted with PSE&G to provide its energy, capacity and ancillary services required to fulfill its BPU-mandated basic generation service ("BGS") obligation through July 2002. As part of our 380 MW asset purchase from Niagara Mohawk Power Corporation ("NIMO"), we have contracted to provide NIMO with energy and capacity at prices consistent with its regulatory agreement through September 2003.

      We are a wholly-owned subsidiary of Public Service Enterprise Group Incorporated ("PSEG"). PSEG is an exempt public utility holding company and one of the leading providers of energy and energy related services in the nation. PSEG has three other direct, wholly-owned subsidiaries: PSE&G, PSEG Energy Holdings Inc. ("Energy Holdings") and PSEG Services Corporation ("Services"). PSE&G is New Jersey's largest public utility and is engaged principally in the transmission, distribution and sale of electric energy and gas service in New Jersey. Energy Holdings participates nationally and internationally in energy-related lines of business through its subsidiaries. Services provides corporate support and managerial and administrative services to PSEG and its affiliates.

Deregulation

      Since the target markets in which we operate are deregulated at the wholesale level, continued deregulation of the retail markets within these regions is likely to bring new purchasers of electricity into the wholesale markets, thus increasing the volume of transactions. This should continue to strengthen the efficient operation and liquidity of those markets. Liquidity is essential for efficiency as it provides a ready market for our generation output and marketing and trading activities.

      We expect that deregulation will continue in the regions in which we compete. In our target market, 13 of the 19 states and the District of Columbia have enacted restructuring legislation, while six of the remaining states have either issued a regulatory order relating to restructuring or are in the process of investigating restructuring. Retail competition has already begun in 12 of the states and the District of Columbia with two additional states scheduled to begin competition in 2001 and 2002. Three of the five wholesale marketplaces in our Super Region are operated by Independent System Operators ("ISOs"), and the other two markets are expected to develop similar governance structures in the near future.
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Competitive Strengths

      We believe that we are well positioned to build upon our successful history and existing asset base to remain one of the largest independent electric generating and wholesale energy marketing and trading companies in the United States. Our significant competitive strengths include the following:

      o We have one of the largest and most diversified unregulated generating portfolios in PJM and the eastern United States:

            o our assets represent a diversified mix in terms of fuel type, technology and energy market segments, which reduces our risk associated with market demand cycles and allows us to participate in each segment of the dispatch curve;

            o our assets are strategically located near concentrations of customers; and

            o our base load coal and nuclear assets continue to achieve high capacity factors, while our load-following and peaking units have high equivalent availability factors.

      o We have a wholesale marketing and trading function with integrated control of our generating assets, fuel procurement and trading activities:

            o we seek to create the optimal mix of financial and physical assets, mitigating the effects of adverse movement in the fuel and electricity markets;

            o we enter into both short-term and longer term bilateral contracts with over 100 credit-approved counterparties; and

            o we provide effective management of the spark spread - the difference between the cost of fuel and the price of power.

      o We utilize a conservative risk management strategy to minimize our exposure to long-term and short-term market risks, which has been instrumental in our ability to consistently grow the profitability of our trading operations:

            o our corporate risk management committee provides oversight of the entire process and reports directly to the PSEG Board of Directors;

            o we have a corporate risk management group independent of our trading operations that reports to the chief financial officer of PSEG and provides independent risk oversight of trading activity and monitors, measures and aggregates the financial risk activities of all trading operations; and

            o we monitor the value-at-risk associated with our forward positions, including our generation and sales obligations on a weekly basis, and we mark our positions to market and stress test our portfolio on a daily basis.

      o We possess extensive experience within PJM and surrounding regions, which provides us with in-depth knowledge and insight about the market's assets, market rules and transmission constraints.

      o We have a management team that is comprised of seasoned individuals who have long-standing experience with our generating assets, market conditions, labor relations, business development, commodity trading and risk management. Our management and operating teams have, for the most part, managed and controlled our generating assets since their construction.

      o     We are committed as an environmental leader:

            o     we led the industry as an advocate for integrated  power plant
                  emissions   strategy  that  would  coordinate   reductions  of
                  nitrogen oxides, sulfur dioxide, mercury, and carbon dioxide;

            o     we   implemented   the   largest   privately-funded   wetlands
                  restoration program in the U.S.;
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            o we achieved a voluntary 80% reduction in nitrogen oxide emissions in our New Jersey facilities; and

            o we were recognized by the U.S. Environmental Protection Agency ("EPA") for our efforts to reduce solid and hazardous wastes.

Business Strategy

      Our objective is to continue to profitably build our multi-regional generating and wholesale energy marketing and trading company based upon our successful formula of integrating generating asset operations with our wholesale energy, fuel supply, trading and risk management expertise. To implement our strategy we plan to:

      o Maximize the value of our existing assets based upon their location, low cost and fuel diversity. More specifically, we plan to:

            o continue to provide for long term power supply contracts associated with about 75% of portfolio;

            o benefit from the advantageous location of assets near the load centers - therefore allowing us to benefit from the impacts of transmission constraints; and

            o take advantage of the value of possessing assets across the entire market spectrum - base load, load following and peaking.

      o Continue the strong integration between the operation of our generating assets, fuel procurement, trading and risk management. More specifically, we plan to:

            o continue to optimize the value of our generating assets by coordinating their dispatch with our fuel management and electricity and natural gas trading operations; and

            o continue to maintain a strong control environment through the use of best practices in risk management oversight for both market and credit risk.

      o Profitably expand our asset base across the eastern United States - focusing both within the PJM region and in adjoining regions. More specifically, we plan to:

            o continue to expand our existing brownfield sites, based upon their favorable location with respect to load centers, priority position in the transmission queue and existing fuel supplies; and

            o pursue a disciplined approach to asset growth in neighboring regions where we can bring our expertise to bear with regard to operations, market rules, trading and risk management; and

      o Maintain our commitment to the environment - both by improving the environmental performance of our assets and by taking a leadership position for a uniform set of stringent, but achievable, air pollution standards for all U.S. power plants. More specifically, we plan to:

            o continue to advocate an integrated power plant emissions strategy that coordinates reductions of nitrogen oxides, sulfur dioxide, mercury, and carbon dioxide;

            o continue our implementation of the largest privately-funded wetlands restoration program in the U.S.; and

            o achieve a 90% reduction in nitrogen oxide emissions at our New Jersey facilities by 2003.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               Recent Developments

Development Activities

      In June 2001, our Kearny Unit #12 (175 MW) in Kearny, New Jersey, began commercial operation for one half of the capacity. The unit was fully operational in August 2001.

      We are in the process of obtaining permits and approvals to authorize the development of the Bethlehem Energy Center, a 750 MW combined-cycle power plant that will use natural gas as its primary fuel and low-sulfur distillate oil as a secondary fuel. The Bethlehem Energy Center will be located on the site of the 400 MW Albany Steam Station (which was acquired from Niagara Mohawk Power Corporation in May 2000) and will replace that facility. In September, the New York Department of Environmental Conservation issued draft air and water permits for the project. In addition, the New York State Board on Electric Generation Siting and Environment determined that the plant's application Certificate of Environmental Compatibility and Public Need was in compliance with state regulations. Public hearings on the application are scheduled to commence in October.

      On August 22, 2001, construction and term loans with a group of banks were closed for the Waterford, Ohio ($355 million) and Lawrenceburg, Indiana ($445 million) projects. The interest rate on these loans is set at LIBOR plus 1.375% during the construction phase and 1.5% thereafter. Construction on each of these projects has commenced.

      In June 2001, we sold 350 MW of turbine equipment.

License Renewals

      Exelon, co-owner and operator of Peach Bottom Atomic Power Station ("Peach Bottom"), has informed us that on July 3, 2001 an application was submitted to the Nuclear Regulatory Commission to renew the operating licenses for Peach Bottom Units 2 and 3. If approved, the current licenses would be extended by 20 years, to 2033 and 2034 for Units 2 and 3 respectively. Nuclear Regulatory Commission review of the application is expected to take approximately two years.

      The New Jersey Department of Environmental Protection ("NJDEP") issued a final New Jersey Pollutant Discharge Eliminating System permit (Permit) for our Salem Generating Station (Salem), effective August 1, 2001, allowing for the continued operation of Salem with its existing cooling water system. This Permit renews Salem's variance from applicable thermal water quality standards under
Section 316(a) of the federal Clean Water Act ("CWA"), determines that the existing intake structure represents best technology available under Section 316(b) of the CWA, requires that we continue to implement the wetlands restoration and fish ladder programs established under the 1994 permit and imposes requirements for additional analyses of data and studies to determine if other intake technologies are available for application at Salem that are biologically effective. The Permit also requires us to install up to two additional fish ladders in New Jersey and fund an escrow account in the amount of $500,000 for the construction of artificial reefs by NJDEP. The Permit's expiration date is July 31, 2006.

      We also reached a settlement with the Delaware Department of Natural Resources and Environmental Control ("DNREC") providing that we will fund additional habitat restoration and enhancement activities as well as fisheries monitoring and that we and DNREC will work cooperatively on the finalization of other regulatory approvals required for implementation of the Permit. As part of this agreement, we were required to deposit approximately $5.8 million into an escrow account to be used for future costs related to this settlement.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             Summary Selected Historical Consolidated Financial Data

      The following table sets forth our summary selected historical consolidated financial data. The historical consolidated financial data as of June 30, 2001, and for the six months ended June 30, 2001 and 2000 have been derived from our unaudited financial statements included elsewhere in this prospectus. The historical consolidated financial data as of December 31, 2000 and 1999, and for the three years ended December 31, 2000 have been derived from our audited financial statements included elsewhere in this prospectus. The historical consolidated financial data as of December 31, 1998 and 1997, and for the year ended December 31, 1997 have been derived from audited financial statements not included herein. The historical consolidated financial data as of and for the year ended December 31, 1996 has been derived from unaudited financial statements not included herein and, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and results of operations for this period. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements included elsewhere in this prospectus. Data related to periods prior to August 2000 have been derived from PSE&G's financial statements and are not necessarily indicative of the financial condition, results of operations or net cash flows that would have existed had PSE&G's generation-related business been an independent company during those periods.

                                   For the Six
                                  Months Ended
(in millions)                       June 30,                For the Years Ended December 31,
                                  ------------      ---------------------------------------------
                                 2001     2000      2000      1999       1998      1997      1996
                                 ----     ----      ----      ----       ----      ----      ----
Income Statement Data
Operating Revenue .........   $ 2,320   $ 2,373   $ 4,927   $ 4,494    $ 4,428   $ 2,822   $ 2,510
Operating Expenses ........     1,883     2,003     4,215     3,563      3,794     2,195     1,957
Operating Income ..........       437       370       712       931        634       627       553
Interest Expense ..........        89        43       198       112        216       223       221
Income Taxes ..............       140       136       208       291        156       101       129
Income Before Extraordinary
  Item ....................       206       198       313       516        237       195       187
Extraordinary Item (1) ....        --        --        --    (3,204)        --        --        --
Net Income (Loss) .........       206       198       313    (2,688)       237       195       187
Earnings (Loss) Available
  to PSEG .................   $   206   $   198   $   313   $(2,691)   $   232   $   186   $   184

                       As of June 30,              As of December 31,
                       --------------  -----------------------------------------
                           2001        2000     1999     1998     1997     1996
                           ----        ----     ----     ----     ----     ----
Balance Sheet Data
Assets .................  $4,830      $4,530   $3,301   $8,045   $8,183   $8,405
Current Liabilities ....   1,388       1,470    1,053      762      984      838
Noncurrent Liabilities .   1,000       1,006      976    2,096    2,075    2,086
Capitalization (2) .....   2,442       2,054    1,272    5,187    5,124    5,481

                         For the Six
                         Months Ended
                           June 30,           For the Years Ended December 31,
                           --------       ----------------------------------------
                         2001    2000     2000     1999     1998     1997     1996
                         ----    ----     ----     ----     ----     ----     ----
Other Data
EBITDA (3) .........   $  490   $  445   $  855   $1,155   $1,015   $  905   $  911
Capital Expenditures      741      177      479       92      265      166       75

----------
(1) Effective April 1, 1999, we discontinued the application of SFAS 71 and recorded an extraordinary charge. The extraordinary charge consisted primarily of the write-down of our nuclear and fossil generating stations.
(2)   Includes notes payable to an affiliated company in the year 2000.
(3) Earnings before Interest, Taxes, Depreciation and Amortization. Information concerning EBITDA is presented here not as a measure of operating results, rather as a measure of ability to service debt. In addition, EBITDA may not be comparable to similarly titled measures by other companies. EBITDA should not be construed as an alternative to operating income or cash flow from operating activities, each as determined according to generally accepted accounting principles. Although we are not required to meet minimum EBITDA to interest charges tests as part of our debt covenants, we use these measures in our financial and business planning process to provide reasonable assurance that our forecasts will provide adequate interest coverage to maintain or improve our target credit ratings.
--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the information contained elsewhere in this prospectus, prospective investors should carefully consider the risks described below. Each of the following factors could have a material adverse effect on our business, prospects, financial condition, results of operations or net cash flows.

Power generation operating performance may fall below projected levels

      The risks associated with operating power generation facilities (each of which could result in performance below expected capacity levels) include:

      o     performance below expected levels of output or efficiency;

      o     breakdown or failure of equipment or processes;

      o     disruptions in the transmission of electricity;

      o     labor disputes;

      o     fuel supply interruptions;

      o     limitations   which  may  be  imposed  by   environmental  or  other
            regulatory requirements;

      o     violations of permit limitations; and

      o     operator  error  or  other   catastrophic   events  such  as  fires,
            earthquakes, explosions, floods or other similar occurrences.

      Operation below expected capacity levels may result in lost revenues, increased expenses, higher maintenance costs and penalties. Individual facilities may be unable to meet operating and financial obligations resulting in reduced cash flow.

      Although we employ experienced personnel to maintain and operate our facilities and carry insurance (including business interruption insurance for our nuclear units) to mitigate the effects of certain operating risks described above, we cannot give any assurance that, should one or more of the events described above occur, it would not significantly decrease or eliminate revenues from operations or significantly increase the costs of operations.

      A decrease in revenues or an increase in operating costs could decrease or eliminate funds available to us to make payments on our debt, including the exchange notes.

We have a limited operating history as a stand-alone power generator

      Although our generation stations had a significant operating history at the time they were acquired by us from PSE&G, we have a very limited history of owning and operating them on a stand-alone basis. In addition, the generation stations were previously operated as integrated parts of a regulated utility prior to their acquisition by us and their output of electricity was sold by PSE&G at prices that were based upon rates set by regulatory authorities. We cannot make any assurance that the generation stations will perform as expected or produce revenues sufficient to meet their cost of operation, necessary capital expenditures or debt service on our indebtedness.

      Our historical consolidated financial statements do not allow us to predict with any certainty our future income because:

      o of our generation business' limited experience operating as a separate, competitive, non-regulated enterprise;

      o we have been operating the generation stations for a short period of time on a stand-alone basis;

      o PJM's and New York ISO's pricing and operating rules have changed significantly in recent years; and

      o since August 1, 1999, commodity/fuel risk is no longer being offset by regulatory fuel/energy adjustment clause mechanisms.

Unavailability of power transmission facilities may impact our ability to deliver our output to customers

      We depend on transmission and distribution facilities owned and operated by others to deliver the electricity we generate and sell. If transmission is disrupted, or if transmission capacity is inadequate, our ability to sell and deliver our electric energy products may be adversely impacted. If a region's power transmission infrastructure is inadequate, our ability to generate power and earn revenues may be limited.

We may not be able to obtain adequate fuel supplies and purchased power at attractive prices

      Prior to August 1, 1999, our revenues and expenses were impacted by the Electric Levelized Energy Adjustment Clause ("LEAC"). LEAC was a utility regulatory rate setting mechanism for compensating the utility and electric consumers for unpredicted fuel and purchased power price fluctuations. LEAC allowed for adjustments to electric rates on a periodic basis. In effect, the utility credited electric customers for lower than predicted fuel and purchased power prices and collected additional revenues when fuel and purchased power prices were higher than predicted. On August 1, 1999, LEAC was eliminated, introducing an increased potential for earnings and cash flow volatility associated with exposure to price fluctuations in the fuel and purchased power markets. We are now subject to the full effects of price fluctuations in the energy markets.

      Among the factors that will influence such energy prices (all of which are beyond our control) are:

      o prevailing availability and market prices for coal, natural gas, fuel oil, enriched uranium and uranium fuel;

      o     the  extent of  additional  supplies  of  electric  energy  from our current competitors or new market entrants, including the development of new generation facilities that may be able to produce electricity less expensively;

      o the extent of additional supplies of electricity from an increase in physical transmission capacity into the energy markets in which we participate;

      o     weather conditions from time to time; and

      o the possibility of a reduction in the projected rate of growth in electricity usage as a result of such factors as regional economic conditions and the implementation of energy conservation programs.

      We cannot guarantee that we will be consistently able to obtain adequate supplies of fuel and purchased power at attractive prices.

We may have to purchase electricity at substantially higher prices than we can sell it under our BGS contract with PSE&G

      In the event that demand associated with the BGS contract exceeds our generation capacity, we will have to purchase wholesale power to meet this sales commitment. The cost of obtaining the electricity needed to service the full amount of the contract may exceed the price that we receive from PSE&G for providing that energy under the BGS contract. The price that we receive under the BGS contract is fixed (at the retail tariff rate on file with the BPU), while electricity prices in the wholesale market can be extremely volatile. In the event that we have to purchase electricity to cover our BGS commitments, high market prices for that purchased electricity, whether hedged or not, are likely to increase our energy costs and adversely affect our earnings.

The seasonality of our business may impact cash flow

      Through July 31, 2002, our cash flow will be primarily influenced by the BGS contract that we have with PSE&G. Our BGS revenues will be a function of the terms of this contract, while our associated costs will be a function of the variable cost of our generation asset portfolio and power purchase opportunities relative to the capacity and energy needs of PSE&G's BGS customer base. When the capacity and energy output of our owned generation units is insufficient to cover the needs of PSE&G's BGS load, which is more likely during summer months, we will purchase additional energy and capacity from the wholesale markets. In such instances, we could be exposed to the price volatility of the wholesale markets and our cash flows may vary throughout the course of a year.

      After July 31, 2002, our cash flow will largely be determined by the size of our generation asset portfolio relative to our contractual obligations to provide retail aggregators and other wholesale market participants capacity and energy. Similar to the short-term situation, we will purchase or sell additional energy and capacity to/from the wholesale markets when necessary and such exposure may result in varying cash flows from month to month.

Upon expiration of the BGS contract, we cannot guarantee we will be able to replace those revenues

      PSE&G is required by the BPU to competitively seek bids for the supply of its BGS obligations for periods after July 31, 2002. We will have the opportunity to submit a bid to continue to supply PSE&G or another load serving entity ("LSE") in New Jersey under a new contract, or we can sell our energy and capacity into the spot market, enter into other bilateral agreements or a combination thereof. Our goal is to realize a majority of our generation revenues from bilateral agreements. In addition, we will continue to sell additional energy and capacity into the spot market and will continue to be subject to the risks and rewards associated with the competitive wholesale electricity market to the extent that the price at which we sell our energy and capacity differs from our production or purchased power costs.

Credit, commodity and financial market risks may have an adverse impact

      The revenues generated by the operation of our generation stations are subject to market risks that are beyond our control. Our generation output will either be used to satisfy our wholesale contracts or be sold into the competitive power markets or under other bilateral contracts. Participants in the competitive power markets are not guaranteed any specified rate of return on their capital investments through recovery of mandated rates payable by purchasers of electricity. Therefore, with the exception of revenue generated by the BGS contract (which expires on July 31, 2002) and from bilateral contracts for the sale of electricity with third-party LSEs and power marketers, our revenues and results of operations will be dependent upon prevailing market prices for energy, capacity and ancillary services in the markets we serve.

      Among the factors that will influence the market prices for energy, capacity and ancillary services are:

      o the extent of additional supplies of capacity, energy and ancillary services from current competitors or new market entrants, including the development of new generation facilities that may be able to produce electricity less expensively;

      o changes in the rules set by regulatory authorities with respect to the manner in which electricity sales will be priced;

      o     transmission congestion in PJM and/or other competitive markets;

      o     the  operation  of  nuclear  generation  plants  in  PJM  and  other
            competitive   markets  beyond  their  presently  expected  dates  of
            decommissioning;

      o prevailing market prices for enriched uranium, fuel oil, coal and natural gas and associated transportation costs;

      o weather conditions prevailing in PJM and other competitive market regions from time to time;

      o the possibility of a reduction in the projected rate of growth in electricity usage as a result of factors such as national and regional economic conditions and the implementation of conservation programs; and

      o     changes in regulations applicable to PJM and other ISOs.

Trading risks may have an adverse impact

      Our trading and marketing business frequently involves the establishment of trading positions in the wholesale energy markets on long-term and short-term bases. To the extent that we have long positions in the energy markets, a downturn in the markets is likely to result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts to deliver energy we do not own, or take short positions in the energy markets, an upturn in the energy markets is likely to expose us to losses as we attempt to cover our short positions by acquiring energy in a rising market.

      In addition, from time to time we may have a trading strategy consisting of simultaneously holding a long position and a short position, from which we expect to earn a profit based on changes in the relative value of the two positions. If, however, the relative value of the two positions changes in a direction or manner we did not anticipate, we could realize losses from such a paired position.

      If the strategy we utilize to hedge our exposures to these various risks is not effective, we could incur significant losses. Our substantial trading positions can also be adversely affected by the level of volatility in the energy markets that, in turn, depends on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty.

      In addition, we are exposed to the risk that counterparties that owe us money or energy will not perform their obligations. Although we have devoted significant resources to develop our risk management policies and procedures and counterparty credit requirements and expect to continue to do so in the future, we can give no assurance that losses from our trading activities will not have a material adverse effect on our business, prospects, results of operations, financial condition, or net cash flows.

We may not have access to sufficient capital in the amounts and at the times needed for our business

      Our capital and, in turn, that of our subsidiaries, is provided by equity contributions from PSEG, internally-generated cash flow, borrowings by us and borrowings by our subsidiaries. In order to ensure continued growth, we will increasingly require access to debt capital from outside sources on acceptable terms.

      We can give no assurances that our current and future capital structure, operating performance or financial condition will permit us to access the capital markets or to obtain other financing at the times, in the amounts and on the terms necessary or advisable for us to successfully carry out our business strategy or to service our indebtedness, including the exchange notes.

Acquisition, construction and development activities may not be successful

      We may seek to acquire, develop and construct new energy projects, the completion of any of which (including the pending acquisition of 298 MW of nuclear assets from Atlantic City Electric Company ("ACE")) is subject to substantial risk. Such activity can require us to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which we may not win or before it can be established whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation of terms satisfactory to us of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental approvals and consents and timely implementation of construction. Further, we can give no assurance that we will obtain access to the substantial debt and equity capital required to develop and construct new generation projects or to refinance existing projects.

      Our future growth is dependent, in large part, upon the demand for significant amounts of additional energy and our ability to supply portions of this demand. Even if such contracts are obtained, we can give no assurance that acquisition, construction or development efforts on any particular project, or our efforts generally, will be successful in supplying such demand.

Government regulation affects many of our operations

      The electric power generation business is subject to substantial regulation and permitting requirements from federal, state and local authorities. See "Business -- Regulation." We are required to comply with numerous laws and regulations and to obtain numerous governmental permits in order to operate our generation stations.

      We believe that we have obtained all material energy-related federal, state and local approvals currently required to operate our generation stations. Although not currently required, additional regulatory approvals may be required in the future due to a change in laws and regulations or for other reasons. No assurance can be given that we will be able to obtain any required regulatory approval that we may require in the future, or that we will be able to obtain any necessary extension in obtaining any required regulatory approvals. If we fail to obtain or comply with any required regulatory approvals, there could be a material adverse effect on our ability to operate our generation stations or to sell electricity to third parties.

      PSEG has claimed an exemption from regulation by the SEC as a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), except for Section 9(a)(2) thereof, which relates to the acquisition of 5% or more of the voting securities of an electric or gas utility company. PUHCA regulates public utility holding companies and their subsidiaries. The subsidiaries which operate our generation stations are EWGs under PUHCA. Failure to maintain EWG status could subject us to regulation by the SEC under PUHCA. In addition, actions taken by PSE&G could cause PSEG, and therefore its subsidiaries, including us, to no longer be exempt from regulation under PUHCA. If we, PSEG or any of our subsidiaries were to no longer be exempt from PUHCA, we or they would be subject to additional regulation by the SEC with respect to financing and investing activities.

      We are subject to regulation by the Federal Energy Regulatory Commission ("FERC") with respect to certain matters, including interstate sales and exchanges of electric capacity and energy.

      We are subject to pervasive regulation by the Nuclear Regulatory Commission ("NRC") with respect to the operation of our nuclear generation stations. Such regulation involves testing, evaluation and modification of all aspects of plant operation in light of NRC safety and environmental requirements. Continuous demonstrations to the NRC that plant operations meet applicable requirements are also required. The NRC has the ultimate authority to determine whether any nuclear generation unit may operate.

      We can give no assurance that existing regulations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to us or any of our generation stations or that future changes in laws and regulations will not have a detrimental effect on our business.

Environmental regulation significantly impacts our operations

      We are required to comply with numerous statutes, regulations and ordinances relating to the safety and health of employees and the public, the protection of the environment and land use. These statutes, regulations and ordinances are constantly changing. While we believe that we have obtained all material environmental-related approvals required as of the date hereof to own and operate our facilities or that such approvals have been applied for and will be issued in a timely manner, we may incur significant additional costs because of compliance with these requirements. Failure to comply with environmental statutes, regulations and ordinances could have a material effect on us, including potential civil or criminal liability and the imposition of clean-up liens or fines and expenditures of funds to bring our facilities into compliance.

      Regulatory approval for the construction of new facilities is a costly and time-consuming process. Intricate and rapidly changing environmental regulations may require major expenditures for permitting, thereby creating the risk of expensive delays or material impairment of project value if these projects cannot function as planned due to changing regulatory requirements or local opposition.

      We can give no assurance that we will be able to:

      o obtain all required environmental approvals that we do not yet have or that may be required in the future;

      o     obtain  any  necessary   modifications  to  existing   environmental
            approvals; or

      o     maintain   compliance  with  all  applicable   environmental   laws,
            regulations and approvals.

      Delay in obtaining or failure to obtain and maintain in full force and effect any such environmental approvals, or delay or failure to satisfy any applicable environmental regulatory requirements, could prevent construction of new facilities, operation of our existing facilities or sale of energy therefrom or could result in significant additional cost to us.

We are subject to more stringent environmental regulation than many of our competitors

      Most of our facilities are located in the State of New Jersey and are subject to both federal and state pollution control requirements. New Jersey's environmental programs are generally considered to be particularly stringent in comparison to similar programs in other states. As such, there may be instances where the facilities located in New Jersey are subject to more stringent and therefore more costly pollution control requirements than competitive facilities in other states.

We are responsible for pre-existing environmental liabilities of the assets we acquired

      In acquiring the generation stations from PSE&G, we assumed all environmental liabilities associated with the generation stations, regardless of when such liabilities arose and whether known or unknown, and agreed to indemnify PSE&G for these liabilities. Our contract to purchase the Albany Steam Station required our assumption of on-site environmental liabilities.

The indenture restricts our ability to enter into certain transactions

      The indenture restricts our ability and the ability of our Restricted Subsidiaries (as defined below under "Description of the Exchange Notes") to, among other things:

      o     in  the  case  of  our   Restricted   Subsidiaries,   incur  certain
            indebtedness;

      o     create liens;

      o in the case of our Restricted Subsidiaries, create or permit to exist dividend or payment restrictions with respect to us;

      o     sell assets; and

      o     engage in mergers and consolidations.

      These restrictions may limit our ability to finance future operations, respond to changing business and economic conditions, secure any needed additional financing and engage in opportunistic transactions. See "Description of the Exchange Notes -- Selected Indenture Covenants."

Insurance coverage may not be sufficient

      We have insurance for our generation stations, including all-risk property damage insurance, commercial general public liability insurance, boiler and machinery coverage, nuclear liability and, for our nuclear units, replacement power and business interruption insurance in amounts and with deductibles that we consider appropriate. We can give no assurance that such insurance coverage will be available in the future on commercially reasonable terms nor that the insurance proceeds received for any loss of or any damage to any of the generation stations will be sufficient to permit us to continue to make payments on our debt, including the exchange notes.

We are subject to substantial competition

      The United States electric utility industry is currently experiencing increasing competitive pressures as a result of state and federal deregulation legislation and related regulatory initiatives, consumer demands, distributed generation, technological advances, greater availability of natural gas and other factors. Pursuant to the National Energy Policy Act of 1992, FERC has effected certain regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity in order to create more competition in wholesale power markets. Many states are implementing or considering methods to introduce and promote retail competition. Thirteen of the nineteen states and the District of Columbia in our target markets have enacted restructuring legislation and twelve have opened their retail energy markets to competition. Furthermore, six of the remaining states have issued a regulatory order or are otherwise investigating restructuring. In addition, proposals have been introduced in Congress to repeal the Public Utility Regulatory Policy Act ("PURPA") and PUHCA which would further impact the markets in which we operate.

      We are subject to substantial competition. Deregulation may not only continue to accelerate the current trend toward consolidation among domestic utilities, but may also continue to result in the splitting of vertically-integrated utilities into separate generation, transmission and distribution businesses. We face competition from independent power producers, numerous well-capitalized investment and finance company affiliates of banks, large energy marketing companies, utilities and industrial companies. As a result, additional significant competitors have become active in the independent power industry and the potential for excess capacity exists in portions of our target market.

The electric utility industry is undergoing substantial change

      The electric utility industry in the State of New Jersey, across the country and around the world is undergoing major transformations. We, PSEG and PSE&G are affected by many issues that are common to the electric industry such as:

      o deregulation, the unbundling of energy supplies and services and the establishment of a competitive energy marketplace for products and services;

      o     energy sales retention and growth;

      o     the  need  to  reduce   operating  and  capital  costs  and  operate
            efficiently in a competitive environment;

      o     revenue stability and growth;

      o     nuclear operations and decommissioning;

      o     increased   capital   investments   attributable  to   environmental
            regulations;

      o     managing wholesale energy trading operations;

      o ability to complete development or acquisition of current and future investments;

      o     managing   electric   generation  and  distribution   operations  in
            locations outside of the traditional utility service territory;

      o     exposure to market price fluctuations and volatility;

      o     fair competition and affiliate transactions;

      o     accounting changes resulting from deregulation; and

      o     debt and equity market concerns associated with these issues.

Changes in technology may make our power generation assets less competitive

      A key element of our business plan is that generating power at central power plants produces electricity at relatively low cost. There are other technologies that produce electricity, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing electricity to a level that is competitive with that of most central station electric production. If this were to happen, our market share could be eroded and the value of our power plants could be significantly impaired. Changes in technology could also alter the channels through which retail electric customers buy electricity, thereby affecting our financial results.

We are subject to control by PSEG

      Our sole limited liability company member, PSEG, controls the election of our directors and all other matters submitted for member approval and has control over our management and affairs. In circumstances involving a conflict of interest between PSEG, as the sole member, on the one hand, and our creditors, on the other, we can give no assurance that PSEG would not exercise its power to control us in a manner that would benefit PSEG to the detriment of our creditors, including the holders of the exchange notes.

      The Indenture imposes no limitations on our ability to pay dividends or to make other payments to PSEG or on our ability to enter into transactions with PSEG or our other affiliates.

There is no public market for the exchange notes

      Although the application for listing on the Luxembourg Stock Exchange of the exchange notes has been made, we do not intend to list any series of the exchange notes on any U.S. securities exchange. We can give no assurance concerning the liquidity of any market that may develop for the exchange notes, the ability of any investor to sell the exchange notes or the price at which investors would be able to sell their exchange notes.

Fraudulent transfer statutes and similar limitations may limit your rights as a noteholder

      Each of our Restricted Subsidiaries will guarantee our obligations on the exchange notes (each a "Subsidiary Guaranty"). See "Description of the Exchange Notes -- Guaranty of Senior Notes."

      Under federal and state fraudulent transfer laws, a court could find that the Subsidiary Guaranty provided by a Restricted Subsidiary constituted a fraudulent conveyance by that Restricted Subsidiary. To do so, a court would typically have to find that, at the time the Subsidiary Guaranty was issued, the relevant Restricted Subsidiary:

      o issued the Subsidiary Guaranty with the intent of hindering, delaying or defrauding our current or future creditors; or

      o (a) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by its Subsidiary Guaranty; and (b) either (x) was insolvent or was rendered insolvent by reason of the issuance of the Subsidiary Guaranty, (y) was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small or (z) intended to incur, or believed or should have believed it would incur, debts beyond its ability to pay as such debts mature.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes.

      Different jurisdictions define "insolvency" differently. However, an entity generally would be considered insolvent at the time it incurred any particular obligation if (1) its liabilities exceeded its assets, at a fair valuation, or (2) the present saleable value of its assets is less than the amount required to pay its total existing debts and liabilities (including any probable liability related to contingent liabilities) as they become absolute or matured. We cannot assure you of the standard a court would apply in order to determine whether any Restricted Subsidiary was "insolvent" as of the date the applicable Subsidiary Guaranty was issued, or that regardless of the method of valuation, a court would not determine, regardless of whether such Restricted Subsidiary was insolvent on the date the Subsidiary Guaranty was issued, that the payments constituted fraudulent transfers on another ground.

      If a court were to make any such finding, it could:

      o avoid all or a portion of the relevant Restricted Subsidiary's obligations on the Subsidiary Guarantees;

      o subordinate the relevant Restricted Subsidiary's obligations on the Subsidiary Guarantees to obligations owed to its other existing and future creditors, entitling those creditors to be paid in full before any payment is made on the relevant Subsidiary Guaranty; and/or

      o take other actions detrimental to you, including invalidating the relevant Subsidiary Guaranty.

      In that event, we cannot assure you that you would receive any payment under the Subsidiary Guaranty of the relevant Restricted Subsidiary.

If you fail to exchange original notes, they will remain subject to transfer restrictions

      Any original notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. After this exchange offer, holders of original notes will not (with limited exceptions) have any further rights under the exchange and registration rights agreement. Any market for original notes that are not exchanged could be adversely affected by the conclusion of this exchange offer.

Late deliveries of notes and other required documents could prevent a holder from exchanging its notes

      Holders are responsible for complying with all exchange offer procedures. Issuance of exchange notes in exchange for original notes will only occur upon completion of the procedures described in this prospectus under the heading "The Exchange Offer -- Procedures for Tendering Original Notes". Therefore, holders of original notes who wish to exchange them for exchange notes should allow sufficient time for timely completion of the exchange procedure. We are not obligated to notify you of any failure to follow the proper procedure.

If you are a broker-dealer, your ability to transfer the notes may be restricted

      A broker-dealer that purchased original notes for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their exchange notes.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such matters as our projections, future capital expenditures, business strategy, competitive strengths, goals, expansion, market and industry developments and the growth of our businesses and operations, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, actual results and developments may differ materially from our expectations and predictions due to a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include:

      o     the   significant   considerations   and  risks  discussed  in  this
            prospectus;

      o     general and local economic, market or business conditions;

      o demand (or lack thereof) for electricity, capacity and ancillary services in the markets served by our generation units;

      o     increasing competition from other companies;

      o the acquisition and development opportunities (or lack thereof) that may be presented to and pursued by us;

      o     changes in laws or regulations that are applicable to us;

      o     environmental constraints on construction and operation;

      o     the rapidly changing market for energy products; and

      o     access to capital.

      Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and we cannot assure you that the results or developments anticipated by us will be realized or, even if realized, will have the expected consequences to or effects on us or our business prospects, financial condition or results of operations. You should not place undue reliance on these forward-looking statements in making your investment decision. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances that occur or arise or are anticipated to occur or arise after the date hereof. In making an investment decision regarding the exchange notes, we are not making, and you should not infer, any representation about the likely existence of any particular future set of facts or circumstances.

                                USE OF PROCEEDS

      The exchange offer is intended to satisfy some of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. In exchange for issuing the exchange notes as described in this prospectus, we will receive an equal principal amount of original notes, which will be canceled.

      The net proceeds from the sale of the original notes were used to repay the $1.620 billion demand notes payable to PSEG which enabled us to repay the note we issued to PSE&G for the purchase of the generation units and other assets we acquired from PSE&G and for other general company purposes. $1.084 billion of these demand notes carried a per annum interest rate of 14.23%. The balance carried a commercial paper rate.

                                 CAPITALIZATION

      The following table sets forth our historical consolidated capitalization as of June 30, 2001 and as of December 31, 2000 which reflects equity and loans from PSEG used to repay our promissory note to PSE&G.

                                                As of 6/30/01     As of 12/31/00
                                                -------------     --------------
                                                         (in millions)
Notes Payable-due to Affiliates ..............    $    --             $ 2,786
Long-term Debt:
 6 7/8% Senior Notes due 2006 ................        498                  --
 7 3/4% Senior Notes due 2011 ................        798                  --
 8 5/8% Senior Notes due 2031 ................        495                  --
                                                  -------             -------
 Total Debt ..................................    $ 1,791             $ 2,786
                                                  -------             -------
Total Common Equity(1) .......................      1,637                 254
Basis Adjustment .............................       (986)               (986)
                                                  -------             -------
Total Capitalization .........................    $ 2,442             $ 2,054
                                                  =======             =======

----------
(1) We are a limited liability company of which PSEG, as the holder of an undivided 100% membership interest in us, is the sole equity owner and member. This 100% membership interest is fully paid.

(2) There has been no material change in our capitalization since June 30, 2001.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Corporate Structure

      We are a wholly-owned subsidiary of PSEG formed in June 1999 to acquire, own and operate the electric generation-related assets of PSE&G pursuant to the Final Order issued by the BPU under the New Jersey Energy Master Plan Proceedings. We, in turn, have three principal direct wholly-owned operating subsidiaries: Fossil, which operates our fossil generation facilities; Nuclear, which operates our nuclear generation facilities; and ER&T, which conducts our wholesale marketing and trading activities. We acquired PSE&G's generation-related assets on August 21, 2000. Through our subsidiaries, we provide energy and capacity to PSE&G under the BGS contract and market and trade electricity, capacity and ancillary services throughout the eastern United States. In addition, we provide corporate support and managerial and administrative services to our subsidiaries and are responsible for financing their operations. We also have a finance company subsidiary, PSEG Power Capital Investment Co. ("Power Capital"), which provides certain financing for our other subsidiaries.

Overview and Future Outlook

      We currently operate as an independent power generation and wholesale marketing and trading company in the eastern United States. As of June 30, 2001, we owned 11,490 MW of generation capacity. (This total includes the generation capacity (298 MW) related to our pending acquisition of ACE's share of co-owned nuclear generation facilities.) We derive our revenue and cash flows principally from the sale of electricity, capacity and ancillary services.

      The regulatory structure that has historically governed the electric power industry in the United States and in many of the states is in transition. Recent federal and state legislative and regulatory initiatives have been designed to promote competition in the electric power industry. Deregulation is underway throughout the United States and is at a relatively advanced stage in the Northeast, where certain of the markets in which we compete are located. The resulting restructuring of energy markets provides us with new opportunities and exposes us to new risks.

      In August 1999, as part of New Jersey's deregulation and restructuring of its electric power industry, the BPU issued its Final Order in PSE&G's rate unbundling, stranded costs and restructuring proceedings which directed, among other things, the sale by PSE&G of its generation related property, plant and equipment and all associated rights and liabilities to a separate, unregulated affiliate. In October and November 1999, appeals were filed challenging the validity of this order and the BPU's related financing order. In April 2000, the Appellate Division of the New Jersey Superior Court unanimously affirmed the BPU orders. In May 2000, the appellants requested the New Jersey Supreme Court to review certain aspects of the Appellate Division decision and, in July 2000, the New Jersey Supreme Court granted the requests of the New Jersey Business User's Coalition and of the New Jersey Ratepayer Advocate (the "RPA"), while denying the request of Co-Steel Raritan ("Co-Steel"), an individual PSE&G industrial customer. On December 6, 2000, the New Jersey Supreme Court issued a final order affirming the judgment of the Appellate Division. The New Jersey Supreme Court's written opinion in this matter was issued on May 18, 2001.

      On March 6, 2001, Co-Steel filed a Petition for Writ of Certiorari (the "Petition") with the United States Supreme Court seeking limited review of the New Jersey Supreme Court decision, the granting of which is entirely discretionary with the Court. Briefs in opposition to the Petition have been filed. The outcome of this petition cannot be predicted.

      Prior to the execution of PSE&G's transfer of its generation business to us, we and PSE&G obtained all necessary regulatory approvals. On August 21, 2000, PSE&G transferred its electric generation facilities and wholesale power contracts to us and our subsidiaries in exchange for a promissory note from us to PSE&G in an amount equal to the total purchase price of $2.786 billion. We settled the promissory note on January 31, 2001 with funds provided by PSEG in the form of loans and equity at which time the transferred assets were released from the lien of PSE&G's first and refunding mortgage.

      Prior to the issuance of the Final Order, substantially all of the output of PSE&G's electric generation assets was sold to PSE&G's retail customers. To ensure that PSE&G's retail customers who choose not to select or who are not otherwise served by a different supplier continue to receive energy services, the Final Order also requires PSE&G to provide BGS through July 31, 2002. PSE&G has entered into a contract with us to supply the energy, capacity and ancillary services required to meet this obligation. As a result, since August 1, 1999, we have been selling substantially all of our output to PSE&G and will continue to do so until July 31, 2002.

      Under the BGS contract, we charge the BGS retail tariff rate on file with the BPU. In addition, PSE&G pays us a price stability charge to compensate us for ensuring the reliability of BGS service and assuming the risk of price volatility. The price stability charge is equal to the full amount collected by PSE&G for its unsecuritized generation-related stranded costs per billing period. The Final Order also provides that rate reductions of up to 13.9% be phased in by PSE&G to its retail customers through August 1, 2002. These reductions are reflected in the Market Transition Charge ("MTC") revenue of up to $540 million, net of tax, that we are entitled to receive from PSE&G through July 31, 2003.

      To the extent that we are unable to generate the energy or supply the capacity to meet our BGS contract obligations, we will be required to purchase necessary energy and capacity in the competitive wholesale electricity market. During the term of the BGS contract, to the extent that we are required to purchase energy and/or capacity in the competitive wholesale electricity markets or generate energy to meet our obligations to supply power to PSE&G under the BGS contract, earnings or cash flow may be negatively impacted if market prices or costs approach or exceed the BGS contract rate. We attempt to mitigate the risks associated with our long-term contracts through the use of derivative financial instruments that conform to our comprehensive risk management policy.

      PSE&G is required to issue a request for proposals ("RFP") for supply of its BGS obligation for the period beginning August 1, 2002. We can submit a bid to renew the BGS contract in response to PSE&G's RFP, or we can sell our energy and capacity into the spot market, enter into other bilateral agreements or a combination thereof. Our goal is to realize a majority of our generation revenues from bilateral agreements. In addition, we will continue to sell additional energy and capacity into the spot market and will continue to be subject to the risks and rewards associated with the competitive wholesale electricity market to the extent that the price at which we sell our energy and capacity differs from our production or purchased power costs.

      Our financial position, results of operations and net cash flows will be significantly impacted by: our ability to successfully manage production and purchased power costs; sell energy and capacity at favorable prices; and effectively control our centralized generation, fuel procurement, power purchases and wholesale energy marketing and trading operations.

      We currently sell approximately 5% of the output from our generation facilities to customers in the competitive wholesale (spot) market and the remaining 95% under longer-term contracts. Within the spot market, we sell into the energy, capacity and ancillary services markets. Ancillary services include operating reserves and area regulation. Through ER&T, we are active in the spot, forward and futures markets throughout the surrounding region. However, our trading revenue is currently earned primarily within PJM, which in 2000 comprised nearly 85% of our trading activity.

      By centrally managing our portfolio of generation assets, we are able to take advantage of synergies and market knowledge to maximize our profitability. Fossil and Nuclear sell all of their generation output to ER&T which centrally controls all of our wholly-owned generation assets, fossil fuel procurement and power purchases and provides a competitive wholesale energy marketing and trading function that actively participates in all aspects of the markets in the Super Region. This central management provides us the opportunity to optimize the mix of financial and physical assets and mitigate the effects of adverse movements in the fuel and electricity markets.

      We participate primarily in the PJM market, where the pricing of energy was recently modified. Prior to April 1999, the price of energy was based upon the variable cost of production. As of April 1, 1999, FERC lifted the requirement that limited the bid prices for electric energy offered for sale in the

PJM market to the variable cost of producing such energy. However, transmission constraints have and will continue to affect energy pricing in PJM. All power providers are now paid the locational marginal price ("LMP") set through power providers' bids. The LMP will be higher in congested areas reflecting the bid prices of the higher cost units that are dispatched to supply demand and alleviate the transmission constraint. Under most circumstances, these bids are capped at $1,000 per megawatt hour. In the event that available generation within PJM is insufficient to satisfy demand, PJM may institute emergency purchases from adjoining regions for which there is no price cap.

      With a majority of our generation assets located in the most densely populated and demand intensive areas of PJM, and positioned in close proximity to areas of the transmission grid that typically experience congestion, we receive premium prices when transmission congestion occurs. Our fully integrated generation and wholesale marketing and trading organization employs proprietary simulation tools and state-of-the art trading floor technology in an ongoing effort to anticipate grid congestion and ensure timely response to emerging demand requirements and their resulting pricing opportunities.

      As an unregulated company, we are now exposed to the risk associated with fuel and purchased power price changes. Prior to August 1, 1999, all of our fuel, fuel related costs, purchased power costs and other expenses flowed through the LEAC. The LEAC mechanism compensated either the utility or its electric consumers for unpredicted fuel and purchased power price fluctuations by allowing for adjustments to future electric rates on a periodic basis. Any underrecoveries or overrecoveries of fuel costs were deferred and included in expense in the period in which they were reflected in rates. As of August 1, 1999, the LEAC was eliminated.

      To the extent that the following discussion reports on business conducted under full monopoly regulation of the generation business, it must be understood that such business has evolved due to the deregulation of that business. Past results are not an indication of future business prospects or financial results.

Results of Operations

      The discussion of Results of Operations herein has been developed using a number of assumptions to separate our operations from those of our affiliate, PSE&G, which previously operated together as a vertically integrated utility company. See Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for a discussion of these assumptions and the methodologies used to prepare our financial statements.

      As a line of business within PSE&G, we were subject to regulation by the BPU and FERC. As a result, we prepared our financial statements in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), which differed in certain respects from generally accepted accounting principles ("GAAP") for non-regulated businesses. See Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements for a further discussion.

      As a result of the BPU's orders issued under the Energy Master Plan Proceedings, we concluded that we no longer met the requirements of SFAS 71 for the electric generation business. As a result, in 1999, an extraordinary charge to earnings of $3.204 billion, net of tax, was recorded which reflects the impairment of electric generation-related assets calculated in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). In addition to the impairment of electric generation stations, the extraordinary charge consisted of various accounting adjustments to reflect the absence of cost of service regulation in the electric generation portion of the business in the future. The adjustments related primarily to materials and supplies, general plant items and liabilities for certain contractual and environmental obligations.

      Prior to August 1, 1999, revenue was calculated by unbundling the generation component of revenue from PSE&G's historical bundled rate for the generation, transmission and distribution of energy and adding any generation-related revenues, such as wholesale activities that include ancillary services, trading and capacity sales. Subsequent to August 1, 1999, revenues are being earned from the BGS contract with PSE&G, wholesale energy sales, sales of capacity and ancillary services and energy trading revenues. During the three years ending July 31, 2002, we will provide energy to supply PSE&G's BGS obligations as determined by the BPU's Final Order. With the opening of retail choice in New Jersey, customer electricity demands upon PSE&G are changing. This affects the amount of generation capacity required to meet PSE&G's BGS obligations and, based upon this demand, the sources of our revenue stream and net cash flow could change from generation capacity to meet the BGS contracts to sales to the wholesale market.

      Energy costs consist primarily of the costs associated with burning nuclear fuel, gas, oil and coal to generate energy, as well as energy purchases from the wholesale marketplace. Deregulation of the energy market could impact our energy costs in several ways. In the event that demand from the BGS contract exceeds our capacity, we will have to purchase wholesale power to meet this sales commitment. High purchase prices in the wholesale market, whether hedged or not, could increase energy costs and affect earnings and net cash flow.

      Prior to August 1, 1999, fuel revenue and expense flowed through the LEAC mechanism. Variances in base fuel revenues and expenses offset and thus had no direct effect on earnings. On August 1, 1999, the LEAC was eliminated as a result of the Energy Master Plan Proceedings. This has increased the risk of earnings volatility since we now bear the full risks and rewards of changes in generation fuel costs and replacement power costs. See Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements.

      Modification of energy pricing in PJM from variable cost of production to LMP, the capping of power providers' bids at $1,000 per megawatt hour ("mWh") (see "Business -- Products and Services -- Energy") and the absence of caps in situations involving emergency purchases, may also have a material impact on our financial condition, results of operations or net cash flows. For a discussion of market risks, see "-- Qualitative and Quantitative Disclosures About Market Risk", below.

      With an increasingly competitive energy market, the composition and level of Operation and Maintenance expense is likely to change. Historically, to separate the Operation and Maintenance expense of the generation-related portion of the PSE&G's business, expenses were either specifically identified by function and reported accordingly or various allocations were used to disaggregate common expenses. It should be noted that some allocations and assumptions might not hold true in the future in a deregulated market. Additionally, under a revised capitalization policy, we will only capitalize costs that increase the capacity or extend the life of an existing asset, represent a newly acquired or constructed asset or replacement of a retired asset.

      Prior to April 1, 1999, we had certain regulatory assets resulting from the use of a level of depreciation expense in the ratemaking process that differs from the amount that is recorded under GAAP for non-regulated companies. Effective April 1, 1999, we changed our depreciation policy to calculate depreciation consistent with new asset lives determined by our policy rather than using depreciation rates prescribed by the BPU in rate proceedings (see
Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements).

Results of Operations -- For the Six Months Ended June 30, 2001 compared to the Six Months Ended June 30, 2000

Operating Revenues

      Generation

      Generation Revenues increased $89 million or 8% for the six months ended June 30, 2001 from the comparable period in 2000, primarily due to increased load served under the BGS contract with PSE&G. This increased load results from customers returning to PSE&G from TPS as wholesale market prices have typically exceeded fixed BGS rates. As of June 30, 2001, TPS were serving approximately 1.5% of the customer load traditionally served by PSE&G as compared to the June 30, 2000 level of 8%. Also contributing to the increase for the six months ended June 30, 2001, was a $17 million gain on a sale of a fixed asset at the Kearny Generation Station and output from new operating generation projects placed in service subsequent to the first quarter of 2000. These increases were partially offset by reduced MTC revenues of $28 million from PSE&G as a result of an additional 2% rate reduction PSE&G gave to customers as part of its deregulation plan, effective on February 7, 2001.

      Trading

      Trading revenues decreased $142 million or 11% for the six months ended June 30, 2001 from the comparable period in 2000, due to lower trading volumes resulting from increased market volatility. However, as these decreased revenues were more than offset by decreased trading costs (discussed below in Trading Costs), trading margins increased from $43 million to $78 million for the six month period ended June 30, 2001.

Operating Expenses

      Energy Costs

      Energy Costs increased $44 million or 13% for the six months ended June 30, 2001 from the comparable period in 2000, primarily due to increased load served under the BGS contract and higher fuel costs for fossil generation resulting from higher natural gas prices, partially offset by increased low-cost nuclear generation compared to last year.

      Trading Costs

      Trading Costs decreased $177 million or 14% for the six months ended June 30, 2001 from the comparable period in 2000, primarily due to lower trading volumes resulting from increased market volatility.

      Operation and Maintenance

      Operation and Maintenance expense increased $24 million or 7% for six months ended June 30, 2001, primarily due to planned outage work in the second quarter of 2001 and higher expenses relating to projects going into operation subsequent to the first quarter of 2000.

      Depreciation and Amortization

      Depreciation and Amortization expense decreased $13 million or 19% for the six months ended June 30, 2001 from the comparable period in 2000. The decrease was primarily due to a reduction in the accrual for the estimated cost of removal of certain generating stations.

      Interest Expense

      Interest Expense increased $46 million or 107% for the six months ended June 30, 2001 from the comparable period in 2000. Prior to the generation business transfer in August 2000, our Interest Expense was calculated based upon an allocation methodology that charged us with financing costs from PSE&G in proportion to the generation business' share of total net property, plant and equipment, materials and supplies and deferred income taxes. The increase in Interest Expense resulted from our $2.786 billion 14.23% promissory note to PSE&G to finance the acquisition of the generation business. This loan was repaid on January 31, 2001 and was replaced on an interim basis by a $1.084 billion 14.23% loan and a $536 million 7.11% loan from January 2001 to April 2001. These loans were repaid with the proceeds from the issuance of our Senior Notes. For the six months ended June 30, 2001, Interest Expense relating to the interim financing discussed above was $40 million.

Results of Operations -- For the Year Ended December 31, 2000 compared to the Year Ended December 31, 1999

      Excluding the extraordinary charge, our earnings for the year ended December 31, 2000 decreased $200 million from the comparable 1999 period. This decrease primarily resulted from the effects of the 5% rate reduction which commenced on August 1, 1999 and a $115 million reduction in MTC revenues which resulted primarily from an $88 million charge to net income in the third quarter of

2000 for the cumulative effect of estimated collections in excess of the allowed unsecuritized stranded costs from August 1, 1999 through September 30, 2000. Also contributing to this decrease was higher interest expense associated with the $2.786 billion promissory note to PSE&G.

Operating Revenues

      Generation

      Generation revenues decreased $449 million or 17% for the year ended December 31, 2000 from the comparable period in 1999 primarily due to the 5% rate reduction, which decreased revenues by approximately $120 million, a $115 million deferral of MTC revenues and reduced retail demand as PSE&G lost retail customers to third party suppliers ("TPS") which amounted to approximately $182 million.

      Trading

      Trading revenues increased $882 million or 48% for the year ended December 31, 2000 from the comparable period in 1999 primarily due to increased trading volumes. These increased revenues were largely offset by the related increase in trading costs discussed below.

Operating Expenses

      Energy Costs

      Energy Costs decreased $112 million or 13% for the year ended December 31, 2000 from the comparable 1999 period due to lower prices for power purchases beginning in August 1999 and lower generation costs that were a result of high capacity factors of our nuclear units. Prior to August 1999, Energy Costs included amounts paid under various non-utility generation ("NUG") contracts which are above market prices. Beginning in August 1999, PSE&G purchases the energy and capacity under these NUG contracts and sells the energy and capacity to us at market prices.

      Trading Costs

      Trading Costs increased $847 million or 47% for the year ended December 31, 2000 from the comparable 1999 period primarily due to higher trading costs associated with increased trading volumes.

      Depreciation and Amortization

      Depreciation and Amortization expense decreased $88 million or 39% for the year ended December 31, 2000 from the comparable 1999 period. The decrease was primarily due to lower net book value balances of PSE&G's generation-related assets that were reduced as of April 1, 1999 as a result of the impairment recorded pursuant to SFAS 121.

      Interest Expense

      Interest Expense increased $86 million or 77% for the year ended December 31, 2000 from the comparable 1999 period. As discussed previously, prior to the generation business transfer in August 2000, our Interest Expense was calculated based upon an allocation methodology that charged us with financing from PSE&G in proportion to our share of total net property, plant and equipment. Following the transfer of the generation business in August 2000, we paid interest on our $2.786 billion promissory note to PSE&G at an annual rate of 14.23%.

Results of Operations -- For the Year Ended December 31, 1999 compared to the Year Ended December 31, 1998

      Excluding the extraordinary charge of $3.204 billion, our earnings for the year ended December 31, 1999 increased $281 million from the comparable 1998 period. This growth primarily resulted from a rise in sales of electricity due to increased demand from PSE&G's retail customers resulting from favorable weather conditions in 1999 and economic factors in New Jersey and profits realized from wholesale energy activities. In addition, although generation-related depreciation expense was lower for a portion of 1999 as a result of the SFAS 121 impairment write-down, this reduction was partially offset by changes in depreciation and capitalization policies stemming from the discontinuation of SFAS 71. The increase in earnings was also partially offset by the 5% rate reduction, coupled with higher operating and maintenance expenses, including higher wholesale energy costs, than those incurred in 1998. See "-- Qualitative and Quantitative Disclosures About Market Risk", below.

Operating Revenues

      Generation

      Generation  revenues  increased  $101  million  or 4% for the  year  ended
December 31, 1999 from the comparable 1998 period. The increase was primarily due to increased sales of electricity under the BGS contract due to favorable weather conditions in 1999 and economic factors in New Jersey. These increases were partially offset by the 5% rate reduction beginning August 1, 1999 that decreased revenues by approximately $80 million.

      Trading

      Trading revenues decreased $35 million or 2% for the year ended December 31, 1999 from the comparable 1998 period resulting from decreased trading volumes.

Operating Expenses

      Energy Costs

      Energy Costs decreased $114 million or 12% for the year ended December 31, 1999, from the comparable 1998 period due to lower prices for power purchases beginning in August 1999 relating to the NUG contracts discussed above.

      Trading Costs

      Trading Costs decreased $54 million or 3% for the year ended December 31, 1999 from the comparable 1998 period primarily due to lower costs associated with decreased trading volumes.

      Operation and Maintenance

      Operation and Maintenance expense increased $105 million or 18% for the year ended December 31, 1999 from the comparable 1998 period. The increase was primarily due to a change in the capitalization policy for the generation business that resulted in a $57 million increase in 1999 to Operation and Maintenance expense. Also contributing to the increase were higher costs related to wholesale power activities and higher material and outside services and information technology costs, including costs related to Year 2000 readiness in 1999 and increased PJM restructuring expenses.

      Depreciation and Amortization

      Depreciation and Amortization expense decreased $157 million or 41% for the year ended December 31, 1999 from the comparable 1998 period. The decreases were due to lower net book value balances of our assets. This decrease was partially offset by higher depreciation rates being used in 1999 due to the change in depreciation policy. Despite the higher depreciation rates, the decrease in expense will be ongoing due to the reduced asset balances.

      Interest Expense

      Interest Expense decreased $104 million or 48% for the year ended December 31, 1999 from the comparable 1998 period primarily due to a reduced allocation percentage. Our Interest Expense for these periods was calculated based upon an allocation methodology that charged us with financing from PSE&G in proportion to our share of total net property, plant and equipment. The decreased allocation percentage resulted from the lower net book value due to the impairment writedown in the second quarter of 1999.

Liquidity and Capital Resources

      As directed by the BPU's Final Order, on August 21, 2000, we purchased PSE&G's generation property, plant and equipment for $2.443 billion and we also purchased the other generation-related assets and liabilities for $343 million, their net book value at the date of purchase.

      Operating Activities

      Cash generated from operations is expected to provide the major source of funds for our operating needs. Our primary customer until July 31, 2002 will be PSE&G under the BGS contract. Prior to the Final Order and the BGS contract, cash generated from operations was based on rate regulated cost recovery pursuant to BPU ratemaking.

      Investing Activities

      Our purchase of the generation-related assets of PSE&G are being financed on a permanent basis through the senior notes (including the exchange notes covered by this prospectus) and equity contributions from PSEG. Future development or purchases of generation assets will be subject to periodic review and may vary significantly depending upon the opportunities presented. Factors affecting actual expenditures and investments include availability of capital and suitable investment opportunities, market volatility and economic trends. The anticipated sources of funds for such growth opportunities are additional equity contributions from PSEG, cash flow from operations and external financings.

      Financing Activities

      As previously discussed, we purchased the generation-related assets of PSE&G on August 21, 2000. The purchase was financed through a promissory note of $2.786 billion to PSE&G. The promissory note was settled on January 31, 2001 with funds received from PSEG as equity and intercompany loans. In April 2001, we issued $1.8 billion of our senior notes, the proceeds of which were used primarily to replace our interim financing from PSEG. It is expected that our future capital needs will be funded with cash generated from operations and may be supplemented with external financings, equity infusions from PSEG and other project financing alternatives as dictated by our growth strategy. Any inability to obtain required additional external capital at reasonable interest rates may affect our financial condition, results of operations and net cash flows.

      Capital resources and investment requirements may be affected by the requirements of the 1992 Focused Audit of PSEG's non-utility businesses ("Focused Audit"), and by the final outcome of the BPU's Energy Master Plan Proceedings, including the Affiliate Relationships Standards. As a result of the Focused Audit, the BPU approved a plan that, among other things, provides that PSEG will not permit its non-utility investments to exceed 20% of its consolidated assets without prior notice to the BPU.

      As a result of the final outcome of the proceedings and the accounting impacts resulting from the deregulation of the generation of electricity and the unbundling of the utility business in New Jersey, we do not believe that the Focused Audit provision requiring notification of the BPU if PSEG's non-utility assets exceed 20% of its consolidated assets remains appropriate and believe that modifications will be required. The Final Order addressed the Focused Audit, noting that PSEG's non-regulated assets would likely exceed 20% of total PSEG assets once the generation assets were sold to us and directed PSE&G to file a petition with the BPU to maintain the existing regulatory parameters or to propose modifications to the Focused Audit order. The Final Order also recognized that, due to significant changes in the industry and, in particular, PSEG's corporate structure as a result of the Final Order, modifications to or relief from the Focused Audit might be warranted. In March 2000, PSE&G submitted a letter to the BPU as its initial compliance with this filing requirement in which it notified the BPU of its intention to make a filing to modify the terms of the Focused Audit within 120 days after the Final Order becomes final and non-appealable.

      The BPU is expected to continue to provide regulatory oversight to ensure that there is no harm to utility ratepayers from PSEG's non-utility investments. PSEG believes that these issues will be satisfactorily resolved, although no assurance can be given. In addition, if we or PSEG were no longer to be exempt under the Public Utility Holding Company Act ("PUHCA"), we would be subject to additional regulation by the SEC with respect to financing and investing activities, including the amount and type of non-utility investments. Inability to achieve satisfactory resolution of these matters could impact our and our subsidiaries' future relative size and financing activities and, accordingly, our future prospects. Consequently, this could have a material adverse impact on our financial condition, results of operations or net cash flows. We do not believe that our ability to service our debt, including the exchange notes, would be impaired in such circumstances, although no assurance can be given.

      On March 15, 2000, the BPU issued a written order, Affiliate Relations, Fair Competition and Accounting Standards and Related Reporting Requirements ("Affiliate Standards"), that applies only to PSE&G and its affiliates that offer competitive retail services in New Jersey. PSE&G filed a compliance plan with the BPU on June 15, 2000 describing its internal policy and procedures to ensure compliance with such Affiliate Standards. Since we do not offer competitive retail services in New Jersey, the standards do not apply and are, therefore, not expected to have any material impact on our operations. However, the Energy Competition Act requires that the BPU conduct an audit of PSEG and its affiliates. The audit commenced July 2000 and a final report from the auditors was submitted to the BPU in October 2000. We do not expect the recommendations of the audit to materially impact our operations, financial condition, results of operations or net cash flows, although no assurances can be given.

Capital Requirements

      We expect that the majority of our construction and capital requirements over the next five years will come from internally generated funds, with the balance to be provided by the issuance of debt and equity contributions from PSEG. Our capital needs will be dictated by our strategy to become a profitable, growth-oriented supplier in the wholesale power market. We will size our fleet of generation assets to take advantage of market opportunities, while seeking to increase its value and manage commodity price risk through our wholesale trading activity. Growth will be driven by expanding both the portfolio of generation assets and trading volume, including expanding into regional trading markets. To accomplish this, we will require cash generated from operations, external financings and equity contributions from PSEG.

      We have substantial commitments as part of our ongoing construction programs. These programs are continuously reviewed and periodically revised as a result of changes in economic conditions, revised load forecasts, business strategies, site changes, cost escalations under construction contracts, requirements of regulatory authorities and laws and our ability to raise necessary capital.

      For the six months ended June 30, 2001, we had net plant additions of $741 million, excluding capitalized interest. For the years ended December 31, 2000 and 1999, we had net plant additions of $479 million and $92 million, respectively, excluding Allowance for Funds Used During Construction (AFDC) and capitalized interest.

      Construction   expenditures   were   related  to  our   acquisitions   and
improvements in our existing power plants. Our projected construction and investment expenditures are approximately $1.4 billion in 2001, $1.1 billion in 2002, $830 million in 2003 and range from $250 million to $300 million per year for 2004 and 2005 (which includes an aggregate of $1.2 billion associated with the Waterford, Ohio and Lawrenceburg, Indiana projects through 2003).

      In September 2000, we announced that we had assumed responsibility of two Midwest generation projects then being developed by PSEG Global Inc. ("Global"), an affiliate and a subsidiary of Energy Holdings, and will be the sole PSEG subsidiary responsible for future generation projects and development in the United States. The two projects (the Waterford and Lawrenceburg projects discussed under "Business -- The Company") will have a combined generation capacity of 2,000 MW.

      Also in 2000, we installed four new combustion turbines at Burlington Generation Station and two new combustion turbines at Linden Generation Station, adding 168 MW and 164 MW, respectively, of electric generating capacity, at a cost of approximately $155 million. The new combustion turbines were all operational as of July 2000. We also announced that we will construct a 500 MW natural gas-fired, combined cycle electric generation plant at Bergen Generation Station at a cost of approximately $290 million with completion expected in June 2002. We are also constructing an 1,186 MW combined cycle generation plant at Linden for approximately $590 million expected to be completed in May 2003 and are installing 168 MW of peaking units at Kearny for an approximate cost of $100 million.

      On May 16, 2000, we purchased, through an indirect wholly-owned subsidiary, PSEG Power New York, Inc., a 380 MW oil and gas-fired electric generation station in Albany, New York (the "Albany Steam Station") from Niagara Mohawk Power Corporation ("NIMO") for $49.9 million. Under a transition power contract in place through September 2003, we will sell electricity to NIMO at prices consistent with those established in NIMO's regulatory agreement with the New York Public Service Commission. The acquisition of Albany Steam Station provides us with entry into the New York ISO. Under the terms of the acquisition agreement, NIMO could also receive up to an additional $9 million if we choose to pursue redevelopment of the Albany Steam Station.

      In September 1999, we announced that we had signed an agreement to acquire all of Conectiv's interests in the Salem Nuclear Generation Station ("Salem") and the Hope Creek Nuclear Generation Station ("Hope Creek") and half of Conectiv's interest in the Peach Bottom Atomic Power Station ("Peach Bottom"), totaling 544 MW for an aggregate purchase price of $15.4 million plus the net book value of nuclear fuel at closing. In December 2000, our acquisition of Delmarva's portion of Conectiv's interests in Salem (7.41%) and Peach Bottom (7.51%, split equally between us and Exelon Generation LLC ("Exelon"), the other co-owner of the plants) was completed. For further information and a discussion of the wholesale transaction confirmation letter agreements between us and Conectiv, see Note 7. Commitments and Contingent Liabilities of Notes to Consolidated Financial Statements.

External Financings

      The changes in the utility industry are attracting increased attention from bond rating agencies which regularly assess business and financial matters, including how utility companies are addressing the increasingly competitive environment. Given the changes in the industry, attention and scrutiny of our competitive strategies by rating agencies will likely continue. These changes in the competitive environment could affect the bond ratings, cost of capital and the market prices of securities issued by utilities and generation companies.

      On April 16, 2001, in a private placement, we issued $500 million of 6.875% Senior Notes due 2006, $800 million of 7.75% Senior Notes due 2011 and $500 million 8.625% Senior Notes due 2031. The net proceeds from the sale of the senior notes were used primarily for the repayment of loans from PSEG. This prospectus relates to an exchange offer for these senior notes. Each series of senior notes received investment grade ratings from Moody's Investors Service, Fitch, Inc. and Standard & Poor's Rating Services.

      We also have various lines of credit extended by banks to support the issuance of letters of credit. As of June 30, 2001, letters of credit were issued in the amount of approximately $90 million.

      Our short term financing needs will be met using PSEG's commercial paper program or lines of credit. PSEG has an $850 million commercial paper program to provide funds for general corporate purposes. On June 30, 2001, PSEG had commercial paper of $521 million outstanding. To provide liquidity for its commercial paper program, PSEG has a $570 million revolving credit facility expiring in March 2002 and a $280 million revolving credit facility expiring in March 2005. These agreements are with a group of banks and provide for borrowings with maturities of up to one year. As of June 30, 2001, there were no borrowings outstanding under these facilities.

      PSE&G Fuel Corporation ("Fuelco"), which was a subsidiary of PSE&G, had a $125 million commercial paper program to finance a 42.49% share of Peach Bottom nuclear fuel. This commercial paper program was supported by a $125 million revolving credit facility with a group of banks. As a result of the transfer of generation assets from PSE&G to us, the Fuelco commercial paper program has been discontinued. All commercial paper outstanding under this program was paid down on August 21, 2000. The credit facility supporting this program was terminated on September 11, 2000.

      The availability and cost of external capital could be affected by our performance as well as by the performance of our subsidiaries and affiliates. This could include the degree of structural or regulatory separation between PSE&G and its non-utility affiliates and the potential impact of affiliate ratings on our consolidated credit quality. Additionally, compliance with applicable financial covenants will depend upon our future financial position and levels of earnings and net cash flows, as to which no assurances can be given.

      Over the next several years, we will be required to refinance our maturing debt and to raise additional debt and equity financing for growth. Any inability to obtain required additional external capital or to extend or replace maturing debt and/or existing agreements at current levels and at reasonable interest rates may affect our financial condition, results of operations or net cash flows.

Qualitative and Quantitative Disclosures About Market Risk

      The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, pollution credits, equity security prices and interest rates as discussed below. Our policy is to use derivatives to manage risk consistent with our business plans and prudent practices. PSEG has a Risk Management Committee comprised of executive officers and reporting to the Audit Committee of PSEG's Board of Directors that utilizes an independent risk oversight function to ensure compliance with corporate policies and prudent risk management practices.

      We are exposed to credit losses in the event of non-performance or non-payment by counterparties. We also have a credit management process which is used to assess, monitor and mitigate counterparty exposure. In the event of non-performance or non-payment by a major counterparty, there may be a material adverse impact on our financial condition, results of operations or net cash flows.

      Commodity-Related Instruments

      The availability and price of energy commodities are subject to fluctuations from factors such as weather, environmental policies, changes in supply and demand, state and federal regulatory policies and other events. To reduce price risk caused by market fluctuations, we enter into derivative contracts, including forwards, futures, swaps and options with approved counterparties, to hedge our anticipated demand. These contracts, in conjunction with owned electric generation capacity, are designed to cover estimated electric customer commitments.

      We use a value-at-risk ("VAR") model to assess the market risk of our commodity business. This model includes fixed price sales commitments, owned generation, native load requirements, physical contracts and financial derivative instruments. VAR represents the potential gains or losses for instruments or portfolios due to changes in market factors, for a specified time period and confidence level. PSEG estimates VAR across its commodity business using a model with historical volatilities and correlations.

      The measured VAR using a variance/co-variance model with a 95% confidence level and assuming a one-week time horizon as of June 30, 2001 was approximately $7 million and as of December 31, 2000 was approximately $19 million, compared to the December 31, 1999 level of $3 million. Our calculated VAR represents an estimate of the potential change in the value of our portfolio of physical and financial derivative instruments. These estimates, however, are not necessarily indicative of actual results, which may differ due to the fact that actual market rate fluctuations may differ from forecasted fluctuations and due to the fact that the portfolio of hedging instruments may change over the holding period.

      As discussed in Results of Operations, our wholesale power activities positively impacted our results of operations each year, since its inception in 1997. Certain other generators and power marketers have experienced significant losses in their wholesale power operations during that period. These losses were primarily attributable to extreme market volatility, counterparty defaults and unavailability of generation.

      Given the absence of a PJM price cap in situations involving emergency purchases and the potential for plant outages, extreme price movements, which have occurred, could have a material adverse impact on our financial condition, results of operations and net cash flows.

      Nuclear Decommissioning Trust Funds

      Contributions made into the Nuclear Decommissioning Trust Funds are invested in debt and equity securities. These marketable debt and equity securities had a market value of $723 million at June 30, 2001. The potential change in fair value resulting from a hypothetical 10% change in quoted market prices of these securities amounts to approximately $72 million. Gains and losses on the Nuclear

Decommissioning Trust Funds do not affect earnings. As a result of the Energy Master Plan Proceedings, the recovery of these investments will be continued as part of the societal benefits charge ("SBC") levied by PSE&G on its customers. PSE&G will continue to collect this $29.6 million charge and remit it to us.

      With the purchase of Delmarva's interests in Salem and Peach Bottom, we received a transfer of $49.7 million representing its Nuclear Decommissioning Trust Funds related to those stations.

Accounting Matters

      For a discussion of Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, ("SFAS 133") and related Derivative Implementation Group ("DIG") issues, SFAS No. 141, "Business Combinations" ("SFAS 141"), SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") and SFAS No. 143, "Accounting for Asset Retirement Obligations ("SFAS 143"), see Note 3. Accounting Matters, and Note 5. Financial Instruments and Risk Management, of Notes to Consolidated Financial Statements.

Site Restorations and Other Environmental Costs

      For discussion of potential environmental and other remediation costs, see
Note 7. Commitments and Contingent Liabilities of Notes to Consolidated Financial Statements.

                                    Business

The Company

      We are one of the largest independent electric generating and wholesale energy marketing and trading companies in the United States. Through our three principal operating subsidiaries, we generate and market electricity, capacity, ancillary services and natural gas products on a wholesale basis. Our generation portfolio consists of 11,490 MW of installed capacity owned or under contract. Our target market, which we refer to as the Super Region, extends from Maine to the Carolinas and the Atlantic Coast to Indiana, encompassing 37% of the nation's power consumption. With 20% of installed capacity, we are the single largest power supplier in our primary market, PJM, which is one of the nation's largest and well-developed energy markets. We are and each of the Subsidiary Guarantors is a limited liability company established in Delaware on June 16, 1999 and have our principal place of business at 80 Park Plaza, Newark, New Jersey 07102.

      We expect to continue to increase our generation capacity in our target market, and we believe that we are favorably positioned to do so through site expansions, strategic acquisitions and new generation development. We seek to continually maximize the value of our generation portfolio through the centralized control of its operations and its integration with our trading, fuel procurement, marketing and risk management expertise. Our electric generation portfolio is diversified by fuel source and market segment and we have demonstrated expertise in natural gas procurement.

      We began operating as a deregulated energy supplier in 1999. On August 21, 2000, we acquired ownership of the electric generation portfolio of our utility affiliate, PSE&G, New Jersey's largest public utility. This portfolio included more than 10,200 megawatts of nuclear and fossil capacity which we acquired at a cost of $239/kW. Through June 30, 2001, we:

      o     acquired 544 MW of nuclear capacity in Pennsylvania and New Jersey;

      o     acquired 380 MW of steam capacity in New York;

      o completed construction and began operation of 332 MW of combustion turbines in New Jersey;

      o     began construction of:

            o 1,854 MW of combined cycle and combustion turbine units in New Jersey;

            o     1,150 MW of combined cycle units in Indiana; and

            o     850 MW combined cycle units in Ohio; and

      o     are in advanced development of 750 MW of combined cycle units in New
            York.

      We expect that the new generating assets currently under construction, which will add 4,604 MW to our generation portfolio, will be completed by the end of the second quarter of 2003. This new capacity will expand our generation portfolio to three contiguous reliability regions.

      As a result of New Jersey's deregulation and restructuring of the electric power industry, PSE&G was required by the BPU to transfer its generation facilities and related assets to an unregulated affiliate. We and our three principal operating subsidiaries, Fossil, which operates our fossil generating facilities; Nuclear, which operates our nuclear generating facilities; and ER&T, which conducts our wholesale energy marketing and trading activities, were therefore formed to own and operate what were formerly PSE&G's electric generation assets and business. As an EWG, we do not directly serve any retail customers and we use our generation facilities exclusively for the production of electricity for sale at the wholesale level. We have contracted with PSE&G to provide its energy, capacity and ancillary services required to fulfill its BPU-mandated BGS obligation through July 2002. As part of our 380 MW asset purchase from NIMO, we have contracted to provide NIMO with energy and capacity at prices consistent with its regulatory agreement through September 2003.

      We are a wholly-owned subsidiary of PSEG which is an exempt public utility holding company and one of the leading providers of energy and energy related services in the nation. PSEG has three other direct, wholly-owned subsidiaries:
PSE&G, Energy Holdings and Services. PSE&G is New Jersey's largest public utility and is engaged principally in the transmission, distribution and sale of electric energy and gas service in New Jersey. Energy Holdings participates nationally and internationally in energy-related lines of business through its subsidiaries. Services provides corporate support and managerial and administrative services to PSEG and its affiliates.

Subsidiary Guarantors

      The current Subsidiary Guarantors consist of our three principal direct wholly-owned operating subsidiaries: Fossil, Nuclear and ER&T. The registered office of each of the Subsidiary Guarantors is c/o the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 USA.

      Fossil's principal activity is the operation of our fossil generation facilities. Nuclear's principal activity is the operation of our nuclear generation facilities. ER&T's principal activity is the conduct of our wholesale marketing and trading activities. Each of the Subsidiary Guarantors is a limited liability company of which we, as the holder of an undivided 100% membership interest in each such entity, are the sole equity owner and member. In each case, this 100% membership interest is fully paid. While we are the sole owner of each Subsidiary Guarantor and the financial results of the Subsidiary Guarantors are included in our consolidated financial statements, no dividends were paid to us by the Subsidiary Guarantors during the most recently completed fiscal year.

                                THE SUPER REGION

                [A map of the Northeastern United States showing
               PSEG Power Generating Stations has been omitted.]

Industry Overview

      The regulatory structure that has historically governed the electric power industry in the United States is in transition. Recent federal and state legislative and regulatory initiatives have been designed to promote competition in the electric power industry (see "Competition" and "Energy Markets"). These initiatives have led to statutorily mandated unbundling of the services traditionally provided by vertically integrated utilities, such as PSE&G, and the rapid growth of independent generation, energy trading and marketing. In addition, new technology and interest in self-generation and cogeneration have provided end-users with alternative sources and supplies of energy. Companies that have been engaged in providing generation, transmission, distribution and ancillary services are responding to the challenges and opportunities embodied in these changes. The challenges of open market competition, together with legislative and regulatory initiatives, are driving many utilities across the country to divest all or part of their generation assets. Other utilities and independent companies are acquiring generation assets and/or transferring their generation assets to independent affiliates to seize the opportunities in the wholesale power market. The independent companies are also launching or enhancing their wholesale energy trading operations to add value to their own generation asset portfolios.

Deregulation

      Since the target markets in which we operate are deregulated at the wholesale level, continued deregulation of the retail markets within these regions is likely to bring new purchasers of electricity into the wholesale markets, thus increasing the volume of transactions. This should continue to strengthen the efficient operation and liquidity of those markets. Liquidity is essential for efficiency as it provides a ready market for our generation output and marketing and trading activities.

      We believe that deregulation will continue in the regions in which we compete. In our target market, 13 of the 19 states and the District of Columbia have enacted restructuring legislation, while six of the remaining states have either issued a regulatory order relating to restructuring or are in the process of investigating restructuring. Retail competition has already begun in 12 of the states and the District of Columbia with two additional states scheduled to begin competition in 2001 and 2002. Three of the five wholesale marketplaces in our Super Region are operated by ISOs, and the other two markets are expected to develop similar governance structures in the near future.

Competitive Strengths

      We believe that we are well positioned to build upon our successful history and existing asset base to remain one of the largest independent electric generating and wholesale energy marketing and trading companies in the Unites States. Our significant competitive strengths include the following:

      Scale and Diversity of Assets. With 11,490 MW of installed capacity (including the pending acquisition from ACE) and 58 generation units, we have one of the largest and most diversified unregulated generation portfolios in PJM and the Eastern United States. Our portfolio of generation assets is well diversified by fuel type (42% Gas, 29% Nuclear, 18% Coal, 9% Oil and 2% Pumped Storage) and technology (35% Steam, 29% Nuclear, 26% Combustion Turbine, 8% Combined Cycle and 2% Pumped Storage). Our portfolio is also well distributed among the three energy market segments: base load (36% of our total capacity), load following (36% of our total capacity) and peaking (28% of our total capacity). Generation units are typically characterized as serving one or more of these market segments based upon their size, operating capability and performance. The scale and diversity of our portfolio provides us with the flexibility to offer a wide variety of products and services to the market and to mitigate the risks associated with fuel price volatility and market demand cycles.

      Favorable Location of Assets. Many of our assets are strategically located within densely populated and demand intensive regions in PJM. In addition, the majority of our fossil generation stations are concentrated in the heavily industrialized and populated northeast quadrant of New Jersey where we can capitalize on a well-developed fuel supply infrastructure.

      Quality of Assets. Our portfolio consists of 52 fossil-fueled units, one pumped storage hydroelectric unit and five nuclear power generation units. According to station operating statistics, our base load fossil units, which are coal units, achieved an average capacity factor of 82.4% in 2000 versus the latest available (1998) industry average for coal units of 69% (source: Energy Information Administration ("EIA")). From 1996 to 2000, the performance of our load following units has improved significantly. The average equivalent availability factor (the percentage of time that a unit is available to operate) ("EAF") for these units was 89% in 2000, up from 81% in 1996. By comparison, our peer group has performed at an average EAF of approximately 83% between 1996 and 1999 (the latest year for which peer group data is available). In addition, our peaking units had an average EAF ranging from 81% to 87% between 1996 and 2000 which compares favorably to the average EAF for our peer group which ranged from 79% to 84% between 1996 and 1999.

      Our portfolio also includes nuclear assets that are performing at or above industry standards. According to station operating statistics for 2000, the average capacity factor for our nuclear units was 87.6%, as compared to the latest available (1999) US industry average of 86.8% (source: NEI). Our nuclear units have also benefited from substantial investments. From 1994 to 1999, we spent approximately $2.3 billion to maintain or enhance the operating efficiency and performance of our nuclear units.

      Integrated Generation and Wholesale Marketing and Trading Functions. In addition to our fleet of generation assets, we have an established wholesale energy marketing and trading operation with significant technical capabilities, market expertise and a state-of-the-art trading floor. This group, which has been in operation since 1997 and has been continuously profitable and growing, centrally controls all of our wholly-owned generation assets and fossil fuel procurement and provides a competitive wholesale marketing, trading and risk management function that actively participates in all aspects of the energy markets. While we trade with over 100 credit-approved counterparties in the spot, forward and futures markets throughout the surrounding regions, nearly 85% of our trading activity during 2000 was within PJM, currently our primary marketplace and the location of most of our generation assets. The integration of our generation operations, fossil fuel procurement and wholesale marketing, trading and risk management capabilities enables us to obtain the optimal mix of financial and physical assets and mitigate the effects of adverse movements in the fuel and electricity markets. We also provide effective management of the spark spread which is the difference between the cost of fuel and the price of electricity.

      Conservative Risk Management Framework. We have developed our risk management framework from the Group of Thirty recommendations, which are considered best practices for the use of derivative instruments. We established a Risk Management Committee ("RMC") that reports to the PSEG Board of Directors. On a monthly basis, we report our risk exposure using VAR related to our electricity and natural gas exposures. PSEG's Board of Directors approved our corporate financial risk management policy that empowers the RMC to manage risk, and set an overall corporate limit for VAR. The RMC sets risk VAR limits, alert limits and portfolio loss limits for us. These limits are contained in the procedures and guidelines that detail the actions for implementation of our corporate policy. The Chief Financial Officer ("CFO") of PSEG chairs the RMC. The RMC formally meets quarterly to discuss risk matters, but is also convened on demand when more immediate risk issues arise. We also established an independent corporate risk management group that reports to the CFO of PSEG and to the RMC. The corporate risk management group is charged with measuring, monitoring and reporting both market and credit risk. Our VAR is computed and reported weekly using a 95% confidence level and one-week holding period. We also mark all positions to market daily. Our portfolio is stress tested daily by ER&T and monthly by our corporate risk group. These stress tests identify potential risks to our portfolio of non-normal events.

      We also have a credit policy, which defines our control environment for credit. Prior to engaging in any transactions with a new counterparty, we perform a thorough analysis of the creditworthiness of that counterparty. The corporate risk management group also participates in approving credit limits for counterparties with whom we trade. If necessary, we will request additional security from the counterparty, which could take the form of a parent guaranty or letter of credit. Once approved, we monitor the exposure to the counterparty using current net receivables and mark-to-market gains. Counterparties exceeding their credit limit and unapproved counterparties are placed on a restricted list, which precludes our traders from transacting with them. Violations of credit policies are reported to the RMC.

      In-Depth Knowledge of the Region. Our extensive experience within PJM and surrounding regions provides us with in-depth knowledge and insight about the market rules, assets and transmission constraints within the region. In addition, our continuous involvement in the formation and operation of PJM as the first centrally dispatched energy market in the United States provides us with a significant competitive advantage in this market and in surrounding regions as these regions move towards similar market structures.

      Continuity of Experienced Management. Our management team is comprised of seasoned individuals with substantial industry experience within our targeted regions. In addition to their understanding of our existing portfolio of generation assets, local market conditions and labor relations, our management includes individuals with: proven success in the generation development business; risk management expertise; substantial influence in the development of centralized electricity markets; and diverse experience in related business areas of transmission, distribution and retail customer service. This experience provides us with an in-depth knowledge and insight about the market's assets, market rules and transmission constraints. We believe our management team has an exceptionally strong skill set in these areas because, unlike many of our competitors, we have operated all of our generation assets (other than the Albany Steam Station which was acquired in May 2000) since their original construction.

      Environmental Leadership. We have led the industry as an advocate for a comprehensive system of uniform national standards that would substantially reduce power plant emissions of nitrogen oxide, sulfur dioxide and mercury. We also advocate for the start of prudent action toward addressing carbon dioxide emissions related to global warming. We are a founding member of the Clean Energy Group, a coalition of progressive energy companies that is working with the U.S. Congress, the environmental community and state and federal regulators to establish a common sense program to improve the environment without compromising fuel diversity or the reliability and affordability of the nation's electric energy supply. To set the standard, we have reduced emissions of nitrogen oxides by 80% and are currently pursuing additional reductions through the installation of additional emissions controls at our coal-fired power plants and are investing in new, state-of-the-art facilities. Further, we were the first to commit to -- and achieve -- stabilization of carbon dioxide emissions at 1990 levels by the year 2000.

Business Strategy

      Our objective is to continue to profitably build our multi-regional generating and wholesale energy marketing and trading company based upon our successful formula of integrating generating asset operations with our wholesale energy, fuel supply, trading and risk management expertise. To implement our strategy we plan to:

      Maintain a Stable Stream of Revenues and Cash Flow. Our principal source of revenue is the sale of energy through long-term contracts and, to a lesser extent, into the spot market. Through July 31, 2002, we have an exclusive full-requirements contract to supply PSE&G with the energy, capacity and ancillary services needed to fulfill its BGS obligations. In addition, we have several other contracts to supply LSEs. We anticipate that approximately 75% of our generation output will continue to be dedicated to supplying similar long-term (typically 2-3 years) contracts with LSEs. The relatively stable energy revenues from such contracts are supported primarily by the output of our base load generation units. Base load units are characterized by large size, high efficiency and low fuel and other operating costs and, therefore, have the opportunity to supply power economically in most energy market conditions throughout the year. We will continue to maximize the energy output of our base load units through ongoing improvement programs designed to upgrade capacity, shorten unit outages and enhance reliability.

      Realize the Value of Possessing Assets Across the Entire Market Spectrum. In addition to energy sales, we have historically produced revenues and cash flows through the sale of products and services other than energy. Energy-related products and services consist primarily of capacity sales and ancillary services.

      (i) Capacity Sales. In order to ensure that there is sufficient generation capacity available to meet peak demand, in PJM, LSEs are required to secure enough capacity to meet the projected demand of their retail customers, plus an additional amount as a reserve margin. As an owner of generation plants, we are able to sell "capacity" to LSEs or other wholesale market participants to meet this need. Subject to certain exceptions, a contract for capacity commits us to make a generation unit available so that it can be dispatched if its output is needed to satisfy total system demand. If the unit is actually dispatched, compensation for the resulting energy output is settled in the energy market in a separate transaction. Capacity sales are supported by all of our generation units and contribute additional cash flows. Since the operating expenses associated with providing capacity from our load following and peaking units are very low relative to the price of energy in the market, this market is an attractive source of profits for us. Hence, we will continue to serve this market by ensuring maximum availability through continual reliability improvements.

      (ii) Ancillary Services. In order to assure safe and reliable transmission system performance, the PJM ISO established a market for ancillary services, many of which are provided by generation units. These ancillary services, which include area regulation service and operating reserves, permit the ISO to place certain units under its direct control and ensure that other units are able to provide electricity within a certain time frame when their output is needed. Area regulation service allows the ISO to control the output of a unit to match fluctuating system demand. Operating reserves allow the ISO to compensate for sudden changes in supply or unforeseen increases in demand that can occur due to generation or transmission line problems or imbalances between forecasted demand and actual load. Generally, this results in those units running at reduced or, in some cases, minimum levels of output. We will continue to participate in this attractive market, particularly when prices for these services adequately compensate us for the opportunity cost of forgone energy sales and for associated wear on equipment. Ancillary services are supported by our load following and peaking units. We will also continue to optimize the balance of ancillary services and energy sales to maximize profit opportunities.

      Continue to Reduce Costs. In order to increase margins, we continue to concentrate on effective cost management. Over the last several years, we have streamlined our operations by instituting flexible job specifications and creating mobile work teams. This has allowed us to seasonally reposition operating personnel in order to optimize unit profits as energy demand fluctuations occur. These improvements also allow us to add additional generation capacity at our existing sites without large increases in the size of associated workforces. The implementation of an enterprise resource planning system throughout our organization has also helped us to identify cost reduction opportunities and manage individual cost centers which should result in continued savings over the next several years. Since January 1, 2000, we have utilized Services to provide us with corporate support and managerial and administrative services, which we believe has lowered our corporate expenses. In addition, we expect that effective inventory management, strategic alliances and economies of scale resulting from the growth of our generation asset portfolio will help to further reduce costs.

      Capitalize on Favorable Location of Assets. Many of our assets are strategically located within densely populated and demand intensive regions in PJM. In addition, the majority of our fossil generating stations are concentrated in the heavily industrialized and populated northeast quadrant of New Jersey where we will capitalize on a well-developed fuel supply infrastructure.

      Capitalize on Additional Energy Revenue Opportunities through Integrated Generation, Marketing and Trading Functions. Our load following and peaking units allow us to capture additional energy revenue opportunities. In contrast to the larger and more efficient base load units, peaking units have lower fixed costs and relatively higher operating costs (mainly fuel expenses). The cost profile of load following units bridges the gap between base load and peaking units. As a result of these characteristics, some load following and all peaking units operate less frequently under most market conditions. However, the smaller size and operating flexibility of peaking units in particular allows us to respond quickly when energy prices are high. To sustain our ability to capitalize on these additional energy revenue opportunities, we will continue to improve the reliability and operational flexibility of these units and, through coordination with our wholesale energy marketing and trading operation, ensure that the units will be available during likely periods of high energy prices. Our wholesale energy marketing and trading operation actively manages the dispatch of our generation units to optimize the overall portfolio of generation and trading based on market opportunities. By centralizing the dispatch of our assets with fuel management and electricity trading, we have the ability to create additional revenue opportunities in the marketplace and extract full value from our existing contracts.

      Maintain Prudent Risk Management Policies. We seek to limit the financial exposure associated with market risk, credit risk and operational risk of our portfolio of generation assets and contracts through a comprehensive risk management organization. Our team of marketing and trading professionals utilizes its in-depth knowledge of the markets, assets and complex rules in the regions in which we operate to maintain the optimal mix of physical and financial assets and to maximize the value of our portfolio. Sophisticated systems employed by our wholesale energy marketing and trading operation monitor market exposure, credit exposure and VAR of the entire portfolio. This information provides our marketing and trading, risk management and back office personnel with the up-to-date information necessary to manage both our physical and financial assets. In addition, we are subject to oversight by the RMC, an oversight committee that is independent of the trading operation and that reports directly to PSEG's Board of Directors, whose goal is to actively manage the financial risk exposure associated with the operations of PSEG's subsidiaries. We will continue to maintain a strong control environment and continue to watch for evolution of best practices.

      Pursue Site Expansion Opportunities in PJM. We are favorably positioned to pursue growth opportunities through expansion of our installed capacity within PJM. We expect to utilize our significant development experience to expand capacity at our existing locations that are connected to transmission systems through existing interconnections and are located adjacent to existing gas transmission pipelines. Given these advantages, we believe site expansion will result in significantly lower associated costs and more timely receipt of required licenses and regulatory approvals than greenfield development. In addition, at many of our existing sites, we have been awarded favorable queue positions that provide us with priority rights to use existing transmission capability for delivering the power output of our planned generation capacity expansion projects.

      Pursue Attractive Growth Opportunities in the Super Region. We also expect to grow by acquiring, in whole or in part, existing fossil plants and forming partnerships with independent power producers within the Super Region. We plan to concentrate on attractive opportunities and employ a disciplined approach to growth. For example, in May 2000, we acquired the Albany Steam Station, a 380 MW generation station which is well located within the New York market and offers significant expansion potential. In addition, in December 2000, we acquired 246 MW of jointly owned nuclear assets from Delmarva at Peach Bottom and Salem nuclear stations and we are under contract to acquire ACE's 298 MW share of Peach Bottom, Salem and Hope Creek.

      We are expanding our PJM asset base with the addition of combined cycle units at Bergen (500 MW) and Linden (1,186 MW) and peaking units equaling 168 MW in the period 2001-2003. We are currently developing two planned combined cycle plants in the East Central Area Reliability Council ("ECAR"), an 850 MW plant in Waterford, Ohio and a 1,150 MW plant in Lawrenceburg, Indiana. As we continue to acquire generation capacity in the region, we intend to utilize our wholesale marketing, trading and risk management capabilities, together with our growing asset base, to expand our wholesale marketing and trading volume in PJM and other markets.

      Maintain Our Commitment to the Environment. We will continue to seek ways for improving our performance and continue to advocate a uniform set of stringent but achievable air pollution standards for all U.S. power plants. This includes our goal of achieving a 90% reduction of nitrogen oxide emissions in our New Jersey facilities.

Products and Services

      Wholesale energy markets increasingly consist of centralized power pools run by ISOs. The ISO is responsible for maintaining system reliability, ensuring the competitiveness and efficiency of the market, establishing various products to be offered for sale in the market and managing the spot market for those products. Three primary products traded in these markets include energy, capacity and ancillary services. While the following descriptions relate specifically to products and services offered in PJM, our principal market, similar products and services exist in most of the other markets in which we actively participate.

      Energy

      Electrical energy is produced by generation plants and is ultimately delivered to customers for use in lighting, heating and air conditioning and operation of other electrical equipment. Energy is our principal product and is priced on a usage basis, typically in cents per thousand Watt-hours ("kWh") or dollars per million Watt-hours ("mWh").

      In a bid-based energy market such as PJM, owners of power plants specify prices at which they are prepared to generate and sell energy for the next day. Plant operators generally establish hourly bid prices at a level that approximates the marginal cost of generating energy from each individual unit at that plant. Marginal costs consist of fuel costs, variable operations and maintenance costs and other variable costs including air emission allowances. Within PJM, bid prices are typically capped at $1,000 per mWh, unless all available generation within the PJM control area is insufficient to satisfy demand. Under this condition, PJM may institute emergency purchases from adjoining regions that are not subject to a price cap.

      The bid price for each plant is submitted to the ISO. Based upon bids received, the ISO instructs the units as to when they are to generate power, generally calling on the lowest cost units first. Typically, progressively higher bid units are called on (also referred to as "dispatched"), up until the point that the entire system demand for power (known as the system "load") is satisfied. The bid price of the last unit dispatched by the ISO establishes the energy market-clearing price, known as the locational marginal price ("LMP") within PJM. All units that are dispatched are paid the LMP for each mWh of energy produced, regardless of their specific bid prices. Since bids generally approximate the marginal cost of production, units with lower marginal costs generally run more hours over the course of a year and generate higher operating profits than units with relatively higher marginal costs.

      At times, however, the transmission system becomes constrained when one or more parts of the transmission grid are at their full capability. During periods of transmission congestion, it is not possible to dispatch units in merit order without violating transmission reliability standards. Under such circumstances, the ISO will dispatch higher cost generation out of merit order within the congested area and power suppliers will be paid a LMP that is higher in the congested areas reflecting the price bids of those higher-cost generation units.

      In addition to bidding into the market, owners of power plants sell energy on a wholesale basis under contract to power marketers and to LSEs, such as investor-owned and municipal utilities, and aggregators who resell energy to retail consumers. Our BGS contract with PSE&G is an example of such a contract.

      Capacity

      Capacity, as a product that is distinct from energy, is a commitment to the ISO that a given unit will be available for dispatch if it is needed to meet system demand. Capacity is typically priced in dollars per MW for a given sale period (e.g., mW-day or mW-year). Capacity generally refers to the power output rating of a generation plant, measured on an instantaneous basis. Thus, a generation plant that can produce 20 mWh of energy in one hour is said to have a capacity of 20 million Watts ("MW").

      The PJM and New York ISOs maintain a separate capacity market as a means of ensuring power reliability and managing the energy market. Each LSE is required to secure enough capacity to meet the peak demand of its retail customers, plus an additional amount as a reserve margin. This reserve margin attempts to ensure that unpredicted peak demand increases or equipment unavailability does not cause a major system or market disruption. Owners of generation plants can sell their capacity to LSEs or to other wholesale market participants for resale. Subject to certain characteristics, a contract for capacity only commits the provider to make a generation unit available for dispatch by the ISO if it is needed. Should the unit actually be dispatched by the ISO, compensation for the resulting energy produced is settled in the energy market.

      Buyers and sellers may either negotiate bilateral contracts or rely upon a bid-based system. The primary function of the bid-based capacity market is to facilitate capacity transactions where the capacity bid price of buyers and the offer price of sellers are matched through an ISO-sponsored auction process.

      Ancillary Services

      Ancillary services constitute another category of energy-related activities supplied by generation unit owners to the ISO. The ISO requires such services to ensure the safe and reliable operation of the bulk power system. The market for ancillary services exists solely on a wholesale level. Owners of generation units may bid units into the ancillary services market and, in turn, receive compensatory payment from the ISO. The ISO recovers the cost of paying generators for ancillary services through charges imposed on market participants. The two principal ancillary services in which we participate are area regulation and operating reserves. We will continue to participate in this attractive market, particularly when prices for these services adequately compensate us for the opportunity cost of forgone energy sales and for associated wear on equipment. We will also continue to optimize the balance of ancillary services and energy sales to maximize profit opportunities.

      Area regulation service entails allowing the ISO to control the output of a unit to match the constantly fluctuating system demand. Generally, this results in the unit operating at less than full output. The ISO pays the provider of area regulation services a rate which compensates it for the opportunity cost of operating at less than full output (i.e., the market price of energy which could have been produced and sold during this period) plus an incentive amount to compensate for any additional equipment wear.

      Operating reserves allow the ISO to compensate for sudden changes in supply or unforeseen increases in demand that occur when there is a sudden loss of a large generation unit, a problem with a transmission line or a mismatch between forecast and actual load. By operating steam units that otherwise would not be dispatched, and synchronizing combustion turbines to the bulk power system, generators are able to provide these ancillary services to the ISO. Synchronizing a combustion turbine to the system involves starting a unit and adjusting it so that the ISO can quickly bring the unit up to full power if it is needed. Once the unit is synchronized, it is spinning at normal rotational speed but does not generate electric output until directed to do so by the ISO. The ISO pays generators operating reserve payments that reflect their bid price for providing these services.

Energy Markets

      In the Eastern United States, there are three centralized electricity markets now being operated by ISO organizations: PJM (operated by the PJM ISO), New York (operated by the New York ISO) and New England (operated by ISO New England). In addition to our involvement in the formation and ongoing operation of all three organizations, we actively trade in their wholesale markets. We are also active in other major electricity markets in the midwestern and southern United States, principally in the Virginia Carolina Reliability Group ("VACAR") area and the ECAR area. Although these markets are not yet centrally dispatched or operated by an ISO, they do have wholesale markets in which we are able to actively participate.

      Together, these markets define a Super Region which spans part or all of 19 states plus the District of Columbia. With approximately 300,000 MWs of installed capacity, the Super Region constitutes over 37% of the total load in the United States (Resource Data International PowerDAT Database) and serves approximately 40% of the total U.S. population (U.S. Census Bureau, 1999 estimates).

      Our centralized asset base within PJM and our extensive knowledge of the surrounding markets provide us with an advantage in the markets throughout the Super Region. The majority of our generation assets are located within PJM, which is the geographic center of the Super Region. While nearly 85% of our trading activity during 2000 was within PJM, the central concentration of assets allows us to effectively trade in the broader Super Region. As other markets continue to evolve, we will use our centralized asset base within PJM and our regional knowledge and experience to pursue expansion opportunities and increase trading volume throughout the Super Region.

      In addition, the markets of the Super Region are relatively advanced in terms of restructuring which has created an area with relatively liquid and active wholesale trading markets. Three of the five markets are operated by ISO organizations and the other two markets (ECAR and VACAR) are expected to develop similar governance structures within the near future. Thirteen of the nineteen states within the Super Region and the District of Columbia have enacted restructuring legislation, while six of the remaining states have either issued a regulatory order on restructuring or are in the process of investigating restructuring (source: EIA). Furthermore, retail competition has already begun in twelve of the states and the District of Columbia with an additional one state scheduled to begin competition by 2002.

      The following table sets forth certain characteristics of each of these markets. Installed capacity and peak demand data were obtained from the NERC's 2000 Electric Supply and Demand Database.

                                                      Approximate    2000 Summer
 Super Region                        Relevant       2000 Installed   Peak Demand
    Markets     Market Operator  States/Districts    Capacity (MW)      (MW)
  -----------   --------------     -------------    ---------------  -----------
      PJM           PJM ISO        PA, NJ, MD,         57,828          51,206
                                   DE, VA and
                                    Wash D.C.

   New York      New York ISO           NY             34,699          30,200

 New England    ISO New England     CT, MA, ME,        25,619          23,250
                                  NH, RI, and VT

     ECAR             N/A          IN, KY, MD,         107,287         97,557
                                     MI, OH,
                                 PA, VA and WV

     VACAR            N/A           NC, SC,VA          55,653          53,441
                                     and WV

      PJM

      The PJM ISO conducts the largest centrally dispatched energy market in North America with over 200 market participants and 540 generation sources. It serves nearly 9% of the total U.S. population. As part of the restructuring of the energy markets within PJM, some investor-owned utilities have divested their generation assets. As of December 31, 2000, approximately 14,000 MW, or 24% of the total installed capacity within PJM, had been sold or was awaiting final regulatory approval for sale.

      Peak demand in PJM is forecasted to grow at a rate of 1.5% per year through 2010, while energy supply is also expected to increase at an annual rate of 1.5% (NERC 2000 Electric Supply and Demand Database). There has been significant merchant plant activity in the region. Over 5,700 MW of new capacity is expected to come online in PJM between January 1, 2001 and December 31, 2003. Plans for development of approximately 17,000 MW of additional new capacity have been reported.

      There are a number of factors that distinguish PJM from the state of California, where electric industry deregulation has received significant attention in recent months. We believe these factors significantly reduce the likelihood of us experiencing the types of problems encountered by various utilities and power generators in California. The most prominent difference is the extent to which there is adequate generation capacity to meet demand in the region. In 1999, PJM's reserve margin (installed capacity less peak demand) was 15%, which is considerably higher than that of California's where reserve margins have slipped below 6%. In PJM, reserve margins are required of all LSEs, whereas in California, no such requirements exist. The two markets have also operated differently. Initially, California utilities were required to buy their energy in the day-ahead, or spot, market. While longer-term forward contracts have been permitted more recently, the initial rules resulted in utilities with considerable price risk. In contrast, in PJM utilities have been permitted to lock in prices through long-term contracts and to mitigate risk with use of other hedging instruments. Finally, California is considerably more dependent on gas-fired generation and hydro (51% and 26%, respectively). In contrast, PJM has a more diverse fuel mix, including a substantial base of coal and nuclear generators, whose cost structures have remained more stable.

      New York

      The New York ISO officially began operations as the market coordinator for New York in November 1999. The New York ISO is now responsible for managing the power pool and for administering the energy marketplace. Through 2010, peak demand within the New York market is expected to grow at approximately 0.9% per year (NERC 2000 Electric Supply and Demand Database). As part of the restructuring of New York's utility industry, the New York State Public Service Commission has ordered investor-owned utilities to divest their generation assets. As of December 31, 2000, generation units with capacity totaling approximately 18,000 MW, representing approximately 53% of the State's total capacity, had been sold or were awaiting final regulatory approval for sale to new market participants. These sales are helping to create a more active wholesale energy market, similar to the market in PJM. It is anticipated that reserve capacity margins in New York will be insufficient to meet the NPCC criterion of a one-day in ten years loss-of-load expectation. Excluding New York City and Long Island, approximately 2,700 MW of new capacity is expected to come online in New York between January 1, 2001 and December 31, 2003. Plans for development of approximately 16,000 MW of additional new capacity have been announced.

      New England

      ISO New England was established on July 1, 1997 and immediately assumed responsibility for managing the New England Power Pool which covers the six New England states and has over 130 members operating 330 generation units. In June 1999, ISO New England also began administering the restructured wholesale energy market. As in PJM and New York, the restructuring of the utility industry in New England has also resulted in divestiture of generation assets. As of December 31, 2000, generation units of investor-owned utilities with approximately 17,500 MW of capacity, representing approximately 69% of the total generation capability in New England, either had been sold to new owners or were awaiting final regulatory approval for sale. As in New York, these sales are increasing trading activity in the wholesale markets. Approximately 8,700 MW of new capacity is expected to come online in New England between January 1, 2001 and December 31, 2003. Plans for development of approximately 16,000 MWs of additional new capacity have been announced.

      ECAR

      The ECAR region is made up of Ohio, Indiana, most of Michigan and West Virginia and parts of Virginia, Kentucky, Maryland and Pennsylvania. Unlike the ISO-operated markets, ECAR does not have a centrally managed energy market or a regional open access transmission tariff. Instead, within ECAR, each utility operates its own control area that, collectively, forms an interconnected electrical system covering eight states and 29 major utilities. However, it appears likely that federal initiatives (see "Federal Laws and Regulations") will result in the creation of an ISO organization within or including the ECAR region within several years that will likely increase trading activity within the region. At present, the demand in the ECAR region is growing at approximately 1.7% annually. Projections indicate potential capacity deficiencies by 2005 (NERC Reliability Assessment 2000-2009). To serve these loads, the region will likely have to rely on supplemental resources to meet peak summer demand. Approximately 6,500 MW of new capacity is expected to come online in ECAR between January 1, 2001 and December 31, 2003. Plans for development of approximately 44,000 MWs of additional new capacity have been announced.

      VACAR

      VACAR encompasses a portion of West Virginia, most of Virginia and all of North and South Carolina. Like ECAR, VACAR does not have a centrally managed competitive electricity market but, instead, is an interconnected grid of individual utility control areas. Although it has not yet committed to the establishment of an ISO or other open access, non-discriminatory organization, VACAR is expected to move in that direction in the next several years which will likely increase trading activity within the region. Due to their proximity to our generation assets, we are primarily focused on West Virginia and Virginia in Northern VACAR. Approximately 3,200 MW of new capacity is expected to come online in VACAR between January 1, 2001 and December 31, 2003. Plans for development of approximately 7,000 MW of additional new capacity have been announced.

      FERC Regional Transmission Organization Orders

      In a series of orders issued in July, FERC called for the creation of four large regional transmission organizations ("RTOs") to facilitate competitive regional markets in the U.S. FERC rejected several smaller RTO proposals and directed transmission owners and ISOs to combine into much larger RTOs, dramatically altering their proposed geographic size and configuration.

      In the Northeast region, FERC conditionally approved a PJM RTO proposal (subject to several modifications and compliance filings) and rejected alternate proposals advanced by the New York ISO and ISO New England. FERC directed that the three existing ISOs for PJM, New York and New England, as well as the systems involved in PJM West, form a single Northeast RTO, based on the "PJM platform". FERC directed that the parties in the region engage in mediation (with FERC oversight) to prepare a proposal and timetable for the merger of the ISOs into a single RTO. At the end of a 45-day mediation period, the Administrative Law Judge assigned to the matter will submit a report to FERC.

      In the Southeast region, FERC rejected a separate RTO proposal made by the Southern Companies and another submitted jointly by Entergy and the Southwest Power Pool. FERC directed that a single Southeast RTO be created, using the Grid South platform. As in the Northeast, FERC directed the Southeast parties to engage in mediation under supervision of an Administrative Law Judge.

      Lower-cost generation should benefit from having better access to a larger regional market. While specific impacts on us are uncertain because specific rules will not be known for some time, we generally expect that the elimination of seams issues and the creation of a single wholesale market in the Northeast will have a positive impact on our competitive position.

Generation Assets

      As of June 30, 2001, our portfolio of generation assets consisted of 11,490 MW of installed capacity. Of this total, approximately 11,110 MW are located within PJM, which equates to approximately 20% of PJM's installed capacity as of that date. These assets are well diversified in terms of fuel type, technology and energy market segment. The portfolio's diversity represents a balance that helps to mitigate risks associated with fuel price volatility and market demand cycles. The following charts provide a breakdown of our installed generation assets by market segments, fuel type and technology.

   [The following table represents three pie charts in the printed material.]

                       As of June 30, 2001

                       Market Segments
                       ---------------
                       Load Following              36%
                       Baseload                    36%
                       Peaking                     28%

                       Fuel
                       ----
                       Nuclear                     29%
                       Pumped Storage               2%
                       Coal                        18%
                       Gas                         42%
                       Oil                          9%

                       Technology
                       ----------
                       Nuclear                     29%
                       Pumped Storage               2%
                       Combustion Turbine          26%
                       Steam                       35%
                       Combined Cycle               8%

      Distribution Among Market Segments

      There are generally three energy market segments: base load, load following (also referred to as mid-merit) and peaking. Generation units are typically characterized as serving one or more of these markets based on their operating capability and performance. On a capacity basis, our portfolio of generation assets consists of 36% base load, 36% load following and 28% peaking. This balanced distribution among market segments reduces our risk associated with market demand cycles and allows us to participate in the market at each segment of the dispatch curve.

      Base Load Units: Base load units are the largest and most efficient units that we operate. These units are typically greater than 500 MW in capacity and are characterized by high construction (capital) costs, high fixed costs (primarily labor) and low operating costs (primarily fuel). Operating costs are low due to the combination of high efficiency and the use of coal and nuclear fuels, which are generally lower in cost per unit of output relative to oil or natural gas. Base load units are the primary source of our energy revenues and the capacity of these units supports revenues from capacity sales.

      Because of their size and operating characteristics, base load plants are most suited to run for long periods at maximum output. Performance of these units is generally measured by "capacity factor," or the ratio of the actual output of the unit to the theoretical maximum output of the unit if it ran continuously over a given period. Base load units tend to be profitable to operate in most energy market conditions throughout the year and, therefore, typically have capacity factors above 60%. During 2000, our base load fossil and nuclear units achieved average capacity factors of 82.4% and 87.6%, respectively.

      Load Following Units: Load following units are smaller and more flexible, but somewhat less efficient than base load units. They generally range in size from 100 MW to 500 MW. The construction costs of these units are typically lower than that of base load plants, but the operating costs are higher per unit of output due to lower efficiency and/or the use of higher cost fuels such as oil and natural gas. Load following units are designed to operate less frequently than base load units (i.e., during those periods when system demand exceeds the base load capacity of the system) and, therefore, typically have capacity factors that range from 20% to 60%. These units generally support revenues from capacity sales and area regulation, as well as energy revenues during periods of higher energy prices.

      Due to the less frequent operation of load following units relative to base load units, a more relevant measure of performance for these units is EAF, the percentage of time a unit is available to operate during the year, whether or not it actually operates. In 2000, the weighted average EAF of our load following units was 89%.

      Peaking Units: Peaking units, which normally have capacities of 10 MW to 100 MW, represent the smallest and most flexible units in our fleet. The capital costs and fixed costs of these units are low relative to base load plants. Peaking units are the least efficient plants in our portfolio and utilize higher cost fuels such as oil and natural gas. As a result, operating costs per unit of output tend to be much higher than that of base load units. For this reason, peaking units are operated during times of peak demand and derive the majority of their revenues from capacity and ancillary services sales. However, the operating flexibility and rapid startup characteristics of these units enable them to capture energy revenues during periods of high energy prices, which may occur during times of peak demand or as a result of transmission congestion. As with load following units, the relevant measure of performance is EAF. In 2000, the weighted average EAF of our peaking units was 87%.

      One special class of peaking unit technology is pumped storage hydroelectric. These units utilize electric power during low cost periods (e.g., early morning hours when demand is generally low) to pump water to an elevated reservoir. When energy prices are high, the water is allowed to flow through the turbine to operate the generators and the resulting energy output is sold to the market. We are the co-owner of one pumped storage facility.

      Diversity of Fuel Types and Technologies

      Our portfolio consists of generation assets that are powered by a variety of fuel types. Coal, natural gas and oil power our 14 fossil generation stations and our ownership interest in these stations represent a total of 7,873 MW, or 69% of our current installed capacity. We also have an ownership interest in a pumped storage hydroelectric station, which adds additional diversity and 200 MW to our generation fleet. We have ownership interests in five nuclear units that are currently licensed to operate for 40 years, with the first unit's license expiring in August 2013. Our share of the nuclear units in which we have an ownership interest represents a current net capacity of 3,417 MW that accounts for 29% of our current installed capacity. This includes a recent transaction wherein we contracted to purchase Conectiv's ownership interests in the Salem, Hope Creek and Peach Bottom units, increasing our respective ownership share of those units to 57.4%, 100.0% and 50.0% (a total of 544 MW). The Delmarva portion of that transaction (246 MW) was closed in December 2000. The ACE portion (298
MW) awaits regulatory approval.

      Our portfolio is also diverse in terms of generation technologies employed. The range of fossil-fueled technologies includes conventional steam units, combined cycle units and combustion turbine units. In addition, our nuclear and pumped storage hydroelectric generation units represent entirely different generation technologies that serve as a strategic complement to those of the fossil fleet.

      Power Production Breakdown

      The following figure shows our output by energy source in the twelve months ended June 30, 2001 relative to installed capacity. Our coal and nuclear fueled units, represent 18% and 29%, respectively, of our installed capacity, yet accounted for 28% and 63%, respectively, of our total energy output for the period. In contrast, our gas, oil and pumped storage load following and peaking units, which represent 53% of our installed capacity, accounted for 9% of our total energy output for the period.

                        Energy and Capacity by Fuel Type

    [The following table represents two pie charts in the printed material.]

                       Installed Capacity(1)
                       ---------------------
                      Nuclear                 29%
                      Coal                    18%
                      Gas, Oil and
                       Pumped Storage         53%

                             Output(2)
                             ---------
                      Nuclear                 63%
                      Coal                    28%
                      Gas, Oil and
                       Pumped Storage          9%

----------
(1)  As of 6/30/01.
(2)  For the twelve months ended 6/30/01.

      The following table provides summary profiles of our fossil and nuclear generation stations and the units that comprise them:

 Generation                Unit         Primary                    Total Capacity    Owned
   Station       Unit #  Type(1)       Fuel Type   Plant Mission(2)     (MW)      Capacity (MW)  Plant Operator
 -----------     ------    -----       ---------     -------------  ------------  -------------   -------------
Conemaugh          1&2      ST          Coal           Base Load        1,700          382           Reliant
                    3       IC           Oil            Peaking          11             2

 Keystone          1&2      ST          Coal           Base Load        1,700          388           Reliant
                    3       IC           Oil            Peaking          11             3

 Albany            1-4      ST         Gas/Oil      Load Following       380           380            Power

 Hudson            1&2      ST        Coal/Gas      Load Following       991           991            Power
                    3       CT           Oil            Peaking          129           129

 Kearny            7&8      ST           Oil        Load Following       300           300            Power
                    9       CT           Gas            Peaking          21            21
                  10-12     CT         Gas/Oil          Peaking          443           443

Linden             1&2      ST           Oil        Load Following       430           430            Power
                    3       CT           Gas            Peaking          21            21
                   5-8      CT         Gas/Oil          Peaking          316           316

 Mercer            1&2      ST        Coal/Gas      Load Following       648           648            Power
                    3       CT           Oil            Peaking          129           129

 Sewaren           1-4      ST         Gas/Oil      Load Following       453           453            Power
                    6       CT           Oil            Peaking          129           129


 Generation                Unit         Primary                    Total Capacity    Owned
   Station       Unit #  Type(1)       Fuel Type   Plant Mission(2)     (MW)      Capacity (MW)  Plant Operator
 -----------     ------    -----       ---------     -------------  ------------  -------------   -------------
 Bergen             1       CC           Gas        Load Following       675           675            Power
                    3       CT           Gas            Peaking          21            21

 Burlington        10       CC           Gas        Load Following       245           245            Power
                 1,2 8,     CT           Oil            Peaking          561           561
                  9&11      CT

 Bayonne           1&2      CT           Oil            Peaking          42            42             Power

 Edison            1-3      CT         Gas/Oil          Peaking          504           504            Power

 Essex            9-12      CT         Gas/Oil          Peaking          617           617            Power

 National Park      1       CT           Oil            Peaking          21            21             Power

 Yards Creek        1       PS     Pumped Storage       Peaking          400           200             GPU

 Salem             1&2      NU         Nuclear         Base Load        2,223        1,2813           Power
                    3       CT           Oil            Peaking          38            22

 Hope Creek         1       NU         Nuclear         Base Load        1,042        1,0423           Power

 Peach Bottom      2&3      NU         Nuclear         Base Load        2,186        1,0943          Exelon

----------
1 ST = Steam; CC = Combined Cycle; CT = Combustion Turbine; IC = Internal Combustion; PS = Pumped Storage; NU = Nuclear
2     We   classify   certain   units  based  upon  their   historic   operating
      characteristics.
3     Includes ACE's ownership interests under contract.

      As of June 30, 2001, we had 4,604 MW of generation capacity in construction or advanced development as shown in the following table:

                                              Total    Principal
Name and Location and                       Capacity     Fuel
Expected Completion Date                      (MW)       Used        Missions
------------------------                    --------   ---------     --------
Single Cycle:

  Kearny, NJ Unit 121                          168      Gas/Oil       Peaking
  Waterford (Phase I), Ohio (June 2002)        500        Gas     Load Following
Combined Cycle:

  Bergen, Ridgefield, NJ (June 2002)           500        Gas     Load Following
  Lawrenceburg, Indiana (May 2003)           1,150        Gas     Load Following
  Waterford (Phase II), Ohio (May 2003)        350        Gas     Load Following
  Linden, NJ (June 2003)                     1,186        Gas     Load Following

  Bethlehem, NY (June 2004)                    750      Gas/Oil   Load Following
                                             -----
    Total Construction or Advanced
      Development                            4,604
                                             =====

----------
1     This unit commenced full commercial operation on August 1, 2001.

Development/Growth Plans

      We believe that we are well positioned to grow by acquiring new plants, developing greenfield and brownfield sites and forming partnerships with independent power producers. We plan to concentrate on attractive opportunities and employ a disciplined approach to growth. We are expanding our PJM asset base with the addition of combined cycle units at Bergen (500 MW) and Linden (1,186
MW) and peaking units equaling 168 MW in the period 2001-2003. In addition, we are currently developing two combined cycle plants in ECAR, an 850 MW plant in Waterford, Ohio and a 1,150 MW plant in Lawrenceburg, Indiana. As we continue to acquire generation capacity in the Super Region, we will utilize our wholesale marketing, trading and risk management capabilities, together with our growing asset base, to expand our wholesale marketing and trading volume in PJM and other markets.

Energy Marketing and Trading

      We have been engaged in energy trading and marketing operations for a number of years. We utilize our significant industry expertise and capability to provide comprehensive energy portfolio and risk management services to achieve the greatest overall return on our portfolio of assets. During each of the last three years, we completed wholesale transactions relating to more than 100 million mWh of electricity annually with trading partners in the Super Region. In the future, we expect to continue to successfully participate in the Super Region to further enhance the value of our assets.

      We engage in physical and financial transactions in the electricity wholesale markets and execute an overall risk management strategy to mitigate the effects of adverse movements in the fuel and electricity markets. In addition to bidding the output of our generation assets into the day-ahead PJM energy market, we actively trade energy, capacity, fixed transmission rights, fuel and emission allowances in the spot, forward and futures markets primarily within PJM, but also throughout the Super Region. We are also involved in financial transactions that include swaps, options and futures in the electricity markets.

      In addition to participating in each of the major electricity supply and capacity markets in the Super Region, we also market and trade a broad spectrum of other energy and energy-related products. These products include coal, oil, natural gas, sulfur dioxide and nitrous oxide emissions allowances and financial instruments including fixed transmission rights. Our marketing and trading activity for these products extends throughout the United States and involves physical and financially settled transactions, futures, options, swaps and basis contracts.

      We perform stress tests to identify risks in the portfolio that may not be apparent in normal market conditions. ER&T's risk management group performs stress tests on a daily basis to test market positions against adverse price movements and to identify potential risks in its entire portfolio. The corporate risk group also performs independent stress tests on a weekly basis using standardized scenarios and on a monthly basis using data that will attempt to identify weaknesses in the portfolio. The corporate risk group reports the results of these stress tests to the RMC.

      We have developed a hedging and overall risk management strategy to limit our risk exposure and to track our positions in the wholesale markets. Hedging is used as the primary method for protecting against adverse price fluctuations and involves taking a position in a related financial instrument that is designed to offset the risk associated with the original position. We only use hedging instruments that correspond to the generation, purchase or sale of electricity and the purchase or sale of fuel.

      Our corporate financial risk management policy, developed in 1997, uses the Group of Thirty recommendations, which are considered best practices for the prudent use of derivatives. The policy was approved by the PSEG Board of Directors and empowers an executive-level RMC chaired by the CFO of PSEG to monitor, measure and mitigate risk taking activities of the company. The RMC created an independent corporate risk group to manage the daily activities related to risk measurement and monitoring. Our corporate risk group, which functionally reports directly to the CFO of PSEG, monitors, measures and aggregates the financial risk of all trading operations. The RMC sets overall commodity portfolio risk limits, and specific trading limits for each trading area, to ensure that risk parameters are not exceeded. Specifically, we use a VAR model that measures the potential gains or losses that could be sustained due to changes in market factors. Based on this model, VAR limits for certain time periods are established to limit our exposure. Currently, the VAR limit for ER&T is set at $25 million with a $16.5 million alert level. In the event that the alert level is reached, the portfolio is examined and the root causes of the change in the value of the portfolio are assessed.

      As previously discussed, on December 20, 2000, our portfolio exceeded the alert limit of $16.5 million in VAR. The RMC convened to discuss the reasons for the increase in the VAR, which were increasing natural gas and electricity prices and the corresponding volatility in the commodity prices. The RMC determined that no immediate action should be taken by ER&T but that the corporate risk management group would report VAR levels twice in a week and more frequently, if necessary to monitor the portfolio. In February 2001, prices and volatilities decreased and the VAR moved below the alert limit.

      To further enhance trading activity, we have a comprehensive portfolio management system. Traders trade from one consolidated portfolio and we maintain a trading "book" that is continuously marked to market. All trades are immediately entered into the portfolio management system, where trading managers, the risk manager and the corporate risk group review and monitor the status of the portfolio and evaluate the VAR of the forward positions.

      Each trading counterparty must pass a thorough credit analysis before being approved as a trading partner. The credit analysis results in an internal credit rating with a credit line that is closely monitored. Credit enhancements, including guarantees, performance bonds, prepayment and letters of credit, may also be required and are actively managed. New trading counterparties are approved on a regular basis and performance of existing trading partners is monitored. Counterparties can be removed from the approved list due to deteriorating business conditions or as our evaluation of our risk changes.

      One  example  of how we intend  to  maximize  the value of our  generation portfolio is effective management of the "spark spread", or the difference between the cost of fuel and the price of power. This "spark spread" represents the margin we are able to realize on the sale of each unit of electricity we generate. By using our trading expertise, we can enhance our revenues by taking advantage of the volatility inherent in the "spark spread". For example, through ER&T we may enter into a "forward sale" in which we (a) contract to deliver our electricity to a purchaser at a future date at a fixed price and (b) contract for the delivery of the amount of fuel we will require to fulfill our contracted electricity delivery requirements at a fixed price. By entering into a forward sale, we reduce our level of risk by locking in the margin we receive for the electricity we generate. In addition, if the market price of fuel rises relative to the market price of electricity, we are able to sell the fuel that we previously contracted to buy and purchase electricity from the market to cover our obligation to deliver electricity. Through these transactions, we realize a profit on the sale of the fuel we had contracted to purchase in the future while also ensuring that we do not leave an unhedged trading position by covering our obligation to supply power in the future through the purchase of replacement power. On a daily basis, we are currently arbitraging the spark spread for about 1,200 MW of gas-fired generation assets. As the overall scale and diversity of our portfolio continues to grow, to the extent that we experience reduced BGS requirements as a result of PSE&G's customer attrition, the level of transactions that we can engage in will increase, creating the potential for additional value creation.

      Our team of marketing and trading professionals utilizes its in-depth knowledge of the markets, assets and complex rules in the region in which we operate to maintain the optimal mix of physical and financial assets and to maximize the value of our portfolio. All marketing and trading activities are performed by a staff of experts with experience in commodity trading, financial institutions and the electric industry. A fully integrated "back-office" operation performs contract management, scheduling, billing, cash management, credit analysis and monitoring, and regulatory and legal support functions.

Fuel Management

      Our diverse generation portfolio of nuclear, fossil and hydroelectric facilities utilizes several different types of fuels in the production of electricity. Coal and uranium are the primary fuels for the base load units, while natural gas is the primary fuel for the majority of the load following and peaking units. The remainder of the load following and peaking units run on fuel oil. Natural gas and fuel oil are also used as alternate fuels for some coal and gas fired units, respectively. Approximately 5,269 MW, or 46% of our generation portfolio has dual fuel capability.

      Our wholesale marketing and trading operation manages the procurement of all fossil fuels (coal, oil and natural gas) for the operation of our fossil generation stations. By integrating fuel procurement, control of our generation units and responsibility for wholesale energy supply and trade, we are able to more effectively hedge our positions in the market and take advantage of arbitrage opportunities that are present across the full spectrum of the energy and emissions markets. This represents another facet of our wholesale marketing and trading operation's integration with our generation operations that substantially benefits our profitability.

      We are actively managing our fuel supply to lower transportation and commodity costs and improve fuel quality. Our efforts involve leveraging our size as a buyer, improving our transfer and handling capabilities and purchasing from a more diverse range of suppliers from around the world. We have also expanded off-site storage to leverage purchasing power and to support arbitrage transaction opportunities.

      Coal

      Coal is the primary fuel for seven of our base load and load following steam turbine units: Hudson 2, Mercer 1 and 2, Keystone 1 and 2 and Conemaugh 1 and 2. Coal is purchased through spot market transactions, as well as annual and medium-term contracts from numerous suppliers, primarily in Northern, Central and Southern Appalachia. Coal is delivered to our New Jersey units through a combination of rail and barge movements and to our Pennsylvania units by rail and truck.

      Natural Gas

      Natural gas is the primary fuel for the bulk of our load following and peaking fleet, including the combined cycle units at Bergen and Burlington, the load following steam turbine units at Albany, Hudson and Sewaren and the combustion turbine peaking units at Bergen, Burlington, Edison, Essex, Kearny and Linden. Natural gas is also the alternate fuel for the primarily coal-fired units at Hudson and Mercer. Natural gas is delivered to stations via pipeline to all sites with gas-fired units and is purchased via supplier contracts and in the spot market.

      Fuel Oil

      No. 2 (Kerosene) and No. 6 Oil are used as primary fuels by two load following steam units and nine combustion turbine peaking units. No. 2 and No. 6 Oil are also used as alternate fuels by several load following and peaking units that have dual-fuel capability and burn natural gas as their primary fuel. Fuel deliveries to sites with oil-fired units are made by truck, barge, or pipeline. Fuel oil for all oil-fired units is purchased on the spot market.

      Uranium

      Uranium is the fuel for our five nuclear units. The supply of fuel for these base load units involves the mining of uranium ore that is processed and fabricated into fuel assemblies. We have several long-term contracts with uranium ore processors to meet the currently projected requirements for Salem and Hope Creek stations. Exelon, the operator of the Peach Bottom units, has similar contracts to satisfy the fuel requirements of Peach Bottom. Currently, there is an adequate supply of nuclear fuel for Salem, Hope Creek and Peach Bottom.

      Our nuclear fuel supply strategy has also emphasized the reduction of fuel costs. Through global sourcing, renegotiated contracts and improved fuel design, we have reduced our nuclear fuel costs (for Salem and Hope Creek) by approximately $0.06 per kWh since 1997 when fuel costs were $0.58 per kWh. We are continuing to focus on reducing these costs below $0.48 per kWh by 2002, which would place our fuel costs within the top quartile of fuel cost efficient U.S. nuclear plants.

Customers

      Current Customers

      PSE&G, pursuant to the BGS contract, will be the primary customer for our generation business through July 31, 2002. PSE&G, under the terms of the BPU Final Order, will provide basic generation service to all retail customers in its service area that either do not choose to buy their power from alternative suppliers or are not being served by their alternative energy supplier for any reason. As of December 31, 2000, PSE&G provided service to approximately 1.9 million electric customers. For the year ended December 31, 2000, electric operating revenues associated with this customer base aggregated approximately $1.8 billion. PSE&G's peak load during the summer of 2000 was 9,369 MW.

      PSE&G will pay us the full amount charged to BGS customers, or the retail tariff rate on file at the BPU, less any sales and use taxes. In addition, PSE&G will pay us a price stability charge to compensate us for ensuring the reliability of BGS service and removing from PSE&G price volatility risk. The charge will be equal to the full amount collected by PSE&G for its unsecuritized generation stranded costs per billing period.

      In addition to the BGS contract, we will continue to supply four municipal and electric cooperative customers and one public utility a total of 489 MW of capacity, including some other obligations, such as energy, under the terms of existing contracts for the remaining one to five years of those contracts.

      Wholesale energy and related product trading have been growing business opportunities throughout the Super Region over the last ten years and we and our predecessors and affiliates have been in the forefront as an active participant. Trading relationships have been developed with most of the larger and more successful power marketers and existing trading relationships have been strengthened with the region's utilities. More recently, new relationships have developed with companies that are focused on aggregating retail customers in states that have restructured. We currently have over 100 active trading counterparties, which have passed a rigorous credit analysis and contracting process. These include investor owned utilities, retail aggregators and marketers.

      Potential New Customers

      Customer growth will come from the many opportunities that are a result of regulatory changes providing open access to new markets and the opportunity to offer many wholesale energy and related products in new innovative delivery methods. Many of these new customers are subsidiaries of existing energy-based companies that meet our contract and credit requirements and which have established trading relationships with us. Other new customers are newly formed companies that are looking for opportunities in the new energy markets and are able to meet our contract and credit requirements. During the remainder of the BGS contract period ending July 31, 2002, we will market excess generation capacity as PSE&G's retail market is expected to moderately erode during the outset of retail competition. We currently have several contracts to supply retail aggregators and, following the completion of the BGS contract period, we anticipate that the majority of our generation output will continue to be dedicated to supplying similar long-term contracts.

Insurance

      We carry insurance coverage consistent with companies engaged in similar commercial operation with similar properties. Our insurance coverage includes risk insurance as well as commercial general public liability insurance, covering liabilities to third parties for bodily injury and property damage resulting from our operations; automobile liability insurance, for all owned, non-owned and hired vehicles, covering liabilities to third parties for bodily injury and property damage, and all risk property insurance, covering the replacement value of all real and personal property, including coverage for boiler and machinery breakdowns and earthquake and flood damage, subject to certain sublimits. We also maintain substantial excess liability insurance coverage above the established primary limits for commercial general liability and automobile liability insurance. Limits and deductibles are comparable to those carried by other electric generation companies of similar size. For a discussion of liability and other insurance related to our nuclear generation facilities, see Note 7. Commitments and Contingent Liabilities of Notes to Consolidated Financial Statements.


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

Competition

      The National Energy Policy Act of 1992 ("Energy Policy Act") (see "-- Regulation -- Federal Laws and Regulations") laid the groundwork for competition in the wholesale electricity markets in the United States. This legislation expanded the FERC's authority to order electric utilities to open their transmission systems to allow third-party suppliers to transmit, or "wheel," electricity over their lines. In 1996, FERC issued an order that resulted in expanded open access to transmission lines, providing eligible third-party wholesale marketers comparable transmission access. These actions have enabled power marketers, independent power producers, EWGs and utilities to compete actively in wholesale markets, consumers to have the right to choose their energy suppliers and competition to set the price of the generation component of electricity bills in deregulated areas.

      During the last several years, additional legislation has been introduced to further encourage competition at the retail level (often referred to as customer choice or retail access). While no legislative proposal has yet coalesced at the federal level, it is expected that efforts to restructure the nation's electricity industry, encourage competition and greater industry flexibility and allow retail customer choice will continue. At present, the timing and effect of federal restructuring legislation cannot be predicted with any degree of certainty. Nevertheless, an increasing number of states have enacted legislation to open their markets to customer choice and retail competition. As a result, the highly regulated market structure of the past is giving way to one where electricity consumers have the right to choose their electricity supplier and competition is setting the price of the generation component of electricity bills.

      In the regions where we are the most active, most states have already begun the process of restructuring their electricity markets. Retail power markets opened to competition in New York, Massachusetts and Rhode Island in 1998. Pennsylvania began opening its markets in January 1999. New Jersey's electricity market opened to full competition late in 1999, while Delaware and Michigan markets began phasing in competition at virtually the same time. In 2000, Connecticut (January), Maine (March) and Maryland (July) began competition. Ohio and the District of Columbia began opening to competition in January 2001. New Hampshire and Virginia are scheduled to begin phasing in competition in 2001 and 2002.

      As markets continue to evolve, several types of competitors have or will emerge in the markets in which we participate. These competitors include independent power producers with or without trading capabilities, other utility affiliates that have formed generation and/or trading affiliates, aggregators, wholesale power marketers or some combination thereof. These participants will compete with one another buying and selling in wholesale power pools, entering into bilateral contracts and/or selling to aggregated retail customers.

      We expect to compete as a large, diverse supplier of wholesale electricity and related products and services. In this market segment, defined to include large companies with fully integrated trading and generation functions, we anticipate that our primary competitors will include companies like Enron Corp., Duke Energy Corporation, Mirant Corp. and Exelon Corp. While these companies are formidable competitors, we believe that our asset size and location, regional market knowledge and integrated functions will provide us with a competitive edge in our selected markets.

Properties

      In addition to our generation assets, we own or lease several other properties associated with our business activities. We sublease approximately 70,000 square feet of office space in an office tower and other office facilities in Newark, New Jersey. We also lease approximately 19,600 square feet of space in the Hadley Road Training Center in South Plainfield, New Jersey from PSE&G. This space is used for fossil system maintenance, procurement and materials management staffs.

      Through a subsidiary, we own a 50.0% interest in about 20,000 acres of restored wetlands and conservation facilities in the Delaware Estuary. This subsidiary was formed to acquire and own lands and other conservation facilities required to satisfy the condition of the New Jersey Pollutant Discharge Elimination System ("NJPDES") permit issued for the Salem Generating Station. These lands and conservation facilities are the only assets of The Francis
Corporation, our wholly-owned subsidiary. We also own several other facilities including the on-site Nuclear Administration and Processing Center buildings.

      We have an ownership interest in the 650-acre Merrill Creek Reservoir in Warren County, New Jersey. The reservoir was constructed to store water for release to the Delaware River during periods of low flow. Merrill Creek is jointly owned by seven entities that have generation facilities along the Delaware River and use the river water in their operations. We also own the Maplewood Test Center in Maplewood, New Jersey and the Central Maintenance Shop at Sewaren, New Jersey.

Employees and Labor Relations

      As of December 31, 2000, we had a total of 3,124 employees, of whom 1,154 were dedicated to Fossil, 1,835 to Nuclear, 60 to ER&T and 75 in corporate functions. Collective bargaining agreements, which expire on April 30, 2002, are in place with three union groups, representing 1,662 employees (802 employees, or approximately 69% of the workforce in Fossil and 860 employees, or approximately 47% of the workforce in Nuclear). In the last 15 years, we have not experienced any labor problems resulting in significant work stoppage and we believe that we maintain satisfactory relationships with our employees.

Legal Proceedings

      We are involved in the following environmental related matters involving governmental authorities. Based on current information, we do not expect expenditures for any such site, individually or all such current sites in the aggregate, to have a material effect on their financial condition, results of operations and net cash flows.

      (1) Claim made in 1985 by U.S. Department of the Interior under CERCLA with respect to the Pennsylvania Avenue and Fountain Avenue municipal landfills in Brooklyn, New York, for damages to natural resources. The U.S. Government alleges damages of approximately $200 million. To our knowledge there has been no action on this matter since 1988.

      (2) Duane Marine Salvage Corporation Superfund Site is in Perth Amboy, Middlesex County, New Jersey. We were named as one of several potentially responsible parties ("PRPs") with regard to contamination of this site.

      (3) Various Spill Act directives were issued by NJDEP to PRPs, including us with respect to the PJP Landfill in Jersey City, Hudson County, New Jersey, ordering payment of costs associated with operating and maintenance expenses, interim remedial measures and a Remedial Investigation and Feasibility Study ("RI/FS") in excess of $25 million. The directives also sought reimbursement of NJDEP's past and future oversight costs and the costs of any future remedial action.

      (4) In 1991, the NJDEP issued Directive and Notice to Insurers Number Two ("Directive Two") to 24 Insurers and 52 Respondents, including PSE&G, in connection with an investigation and remediation of the Global Landfill Site in Old Bridge Township, Middlesex County, New Jersey seeking recovery of past and anticipated future NJDEP response costs ($37 million). We and other participating PRPs have agreed with NJDEP to a partial settlement of such costs and to perform the remedial design and remedial action. In 1996, 13 of the Directive Two Respondents, including PSE&G, filed a contribution action pursuant to CERCLA and the Spill Act against approximately 190 parties seeking contribution for an equitable share of all liability for response costs incurred and to be incurred in connection with the site. In September 1997, the NJDEP issued a Superfund record of decision with estimated cost of $3.7 million.

      (5) The NJDEP assumed control of a former petroleum products blending and mixing operation and waste oil recycling facility in Elizabeth, Union County, New Jersey (Borne Chemical Co. site) and issued various directives to a number of entities including us requiring performance of various remedial actions including: establishment of security at the site; removal and off-site disposal of containerized wastes at the site; and conduct of a remedial investigation of the site. Our nexus to the site is based upon the shipment of certain waste oils to the site for recycling. We and certain of the other entities named in NJDEP directives are members of a PRP group that have been working together to satisfy NJDEP requirements including: funding of the site security program; containerized waste removal; and a site remedial investigation program.

Regulation

      Energy Regulatory Matters

      We generate, sell and transmit electric power under the jurisdiction of several federal agencies. We are subject to regulation by FERC with respect to the interstate sale and exchange of electric capacity and energy. The construction and operation of nuclear generation facilities are subject to comprehensive regulation by the NRC. Such regulation may include our providing parental guarantees to Nuclear for the broad financial assurances required by the NRC. In addition, the Federal Emergency Management Agency is responsible for the review, in conjunction with the NRC, of certain aspects of emergency planning relating to the operation of nuclear plants.

      We are also subject to the regulation by the EPA, the U.S. Department of Transportation ("USDOT") and the U.S. Department of Energy ("DOE") with respect to the construction and operation of our generation stations.

      Federal Laws and Regulations

      FERC Order 888 ("Order No. 888"). The Energy Policy Act eased restrictions on independent power producers ("IPPs") in an effort to increase competition in the wholesale electric generation market. Order No. 888, issued in April 1996, required all public utilities that own, control or operate electric transmission lines to offer nondiscriminatory open access to their transmission systems. Intra-pool transactions for power pools were also required to be conducted under a nondiscriminatory, pool-wide open access tariff. FERC Orders No. 888-A and 888-B clarified and largely reaffirmed the legal and policy bases on which Order No. 888 was grounded and also provided a process for recovery of stranded costs from wholesale customers. While Order 888 has been significant in opening up competition in the electric power industry, it is not directly applicable to us because we do not operate an electric transmission system.

      Federal Power Act ("FPA"). The FPA gives FERC exclusive ratemaking jurisdiction over the wholesale marketing and transmission of electricity in interstate commerce. All public utilities under FERC jurisdiction are required to file rate schedules with FERC prior to commencing with wholesale marketing or transmission. Because we will be selling power into the wholesale market, we are considered a public utility under the FPA. We have filed, and FERC has accepted, a rate schedule that grants us authority to sell electricity, capacity and ancillary services at market-based rates.

      Public Utility Holding Company Act ("PUHCA"). PUHCA provides that any corporation, partnership or other entity or organized group that owns, controls or holds power to vote 10% or more of the outstanding voting securities of a "public utility company" or a company that is a "holding company" of a public utility company is subject to pervasive regulation under PUHCA as a registered holding company, unless an exemption is established or an order is issued by the SEC declaring it not to be a holding company. Registered holding companies under PUHCA are required to limit their utility operations to a single integrated utility system and to divest any other operations not functionally related to the operation of the utility system. In addition, a public utility company that is a subsidiary of a registered holding company under PUHCA is subject to financial and organizational regulation, including the requirement for SEC approval of certain of its financing transactions. However, under the Energy Policy Act, a company engaged exclusively in the business of owning and/or operating facilities used for the generation of electric energy exclusively for sale at wholesale may be exempted from


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

PUHCA regulation as an EWG. With the exception of a section relating to the acquisition of 5% or more of the voting securities of an electric or gas utility company, PSEG and we have each claimed exemptions from regulation by the SEC as a registered holding company under PUHCA. Fossil and Nuclear have also been designated as EWGs under PUHCA.

      State Regulatory Bodies

      Neither PSEG nor we are subject to direct regulation by the BPU. However, because of PSEG's ownership of PSE&G, the BPU may potentially assert regulation with respect to certain transfers of control and reporting requirements. The BPU may also impose certain requirements with respect to affiliate transactions between PSE&G and PSEG and/or PSEG's non-regulated subsidiaries, including us. The BPU Order authorizing the transfer of PSE&G's generation assets to us requires that, should any of those assets be sold to a third party within five years from August 24, 1999, any gains on such sale would have to be shared on a 50/50 basis with PSE&G's retail customers.

      As  a  participant   in  the   ownership  of   generation   facilities  in
Pennsylvania, we are subject to regulation by the PPUC in limited respects in regard to such facilities.

      We are also subject to the rules and regulations of the New Jersey Department of Environmental Protection ("NJDEP") and Department of Transportation ("NJDOT") with respect to the construction and operation of our generation stations.

      State Laws and Regulations

      New Jersey Energy Master Plan Proceedings and Related Orders. Following the enactment of the New Jersey Electric Discount and Energy Competition Act ("Energy Competition Act"), the BPU rendered its Final Order relating to PSE&G's rate unbundling, stranded costs and restructuring proceedings providing, among other things, for the transfer to an affiliate of all of PSE&G's electric generation facilities, plant and equipment for $2.443 billion and all other related property, including materials, supplies and fuel at the net book value thereof, together with associated rights and liabilities. Pursuant to the Final Order, we acquired all of PSE&G's electric generation facilities and wholesale power contracts on August 21, 2000 in exchange for a promissory note in an amount equal to the purchase price. Such note was repaid, and the acquired assets were released from the lien of PSE&G's First and Refunding Mortgage, on January 31, 2001.

      The Energy Competition Act, the BPU's Final Order and the related BPU proceedings, referred to as the Energy Master Plan Proceedings, opened the New Jersey energy markets to competition by allowing all New Jersey retail electric and gas customers to select their suppliers.

      Securitization Filing and Finance Order. Also in the Final Order, the BPU concluded that PSE&G should recover up to $2.94 billion (net of tax) of its generation-related stranded costs, through securitization of $2.4 billion and an opportunity to recover up to $540 million (net of tax) of its unsecuritized generation-related stranded costs on a net present value basis. The $540 million is subject to recovery by various means, including an explicit market transition charge, the MTC. Following the issuance of the Final Order, the BPU issued its order approving PSE&G's petition relating to the proposed securitization transaction ("Finance Order") which authorized, among other things, the imposition of a non-bypassable transition bond charge on PSE&G's customers; the sale of PSE&G's property right in such charge to a bankruptcy-remote financing entity; the issuance and sale of $2.525 billion of transition bonds by such entity as consideration for such property right, including an estimated $125 million of transaction costs; and the application by PSE&G of the transition bond proceeds to retire outstanding debt and/or equity.

      PSE&G Transition Funding LLC, a wholly-owned subsidiary of PSE&G, issued such transition bonds on January 31, 2001.


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

      Basic Generation Service. Under the BPU Final Order, PSE&G is obligated to provide basic generation service to customers who do not choose another electric supplier or who, for any reason, are not being supplied by another electric supplier. PSE&G has contracted with us to provide the energy and capacity necessary to meet its BGS and Off-Tariff Rate Agreements ("OTRA") obligations through July 31, 2002. The Final Order prohibits PSE&G and us from promoting such service as a competitive alternative to other electricity suppliers and marketers. BGS will be competitively bid for the year beginning August 1, 2002 and annually thereafter. Any payments to PSE&G resulting from BGS being bid out will be credited to the deferred societal benefit costs balance for purposes of establishing its societal benefit clause rate for the year beginning August 1, 2003, and may not be retained by PSE&G or otherwise utilized to recover unsecuritized generation-related stranded costs.

      Affiliate Standards. In February 2000, the BPU approved affiliate standards and fair competition standards which apply to transactions between a public utility and its affiliates which provide, or offer, competitive services to retail customers in New Jersey. These regulations are set to expire in March 2002 and, at that time, will be subject to BPU review and public comment. As currently formulated, these standards have limited applicability to transactions between us and PSE&G since we do not serve retail customers in New Jersey.

      Environmental Regulatory Matters

      Federal, regional, state and local authorities regulate the environmental impacts of our operations. Areas of regulation include air quality, water quality, site remediation, land use, waste disposal, aesthetics and other matters. Generators of hazardous substances potentially face joint and several liability, without regard to fault, when they fail to manage these materials properly and when they are required to clean up property affected by the production and discharge of such substances.

      Compliance with environmental requirements has caused us to modify the day-to-day operations of our facilities, to participate in the cleanup of various properties that have been contaminated and to modify, supplement and replace existing equipment and facilities. During 2000, we expended approximately $9.0 million for capital related expenditures to improve the environment and comply with environmental-related laws and regulations. Our estimates are that we will expend approximately $15.0, $24.0 and $12.0 million in the years 2001 through 2003, respectively, for such purposes. Such amounts are included in estimates of construction expenditures (see "MD&A -- Liquidity and Capital Resources").

      Air Pollution Control. Federal, state and local air pollution laws (such as the Federal Clean Air Act ("CAA") and the New Jersey Air Pollution Control
Act), and the regulations implementing those laws, require controls of emissions from sources of air pollution, as well as record keeping, reporting and permit requirements. Our approximate 23% ownership interest in Conemaugh and Keystone subjects us to state regulation in Pennsylvania governing compliance with, and maintenance of, air quality standards in Pennsylvania. Our ownership of Albany Steam Station subjects us to similar regulation in New York.

      To reduce emissions of sulfur dioxide ("SO2"), the CAA sets a cap on total SO2 emissions from affected units and allocates SO2 "allowances" (each allowance authorizes the emission of one ton of SO2) to those units. Generation units needing to cover emissions above their allocations can buy allowances from sources that have excess allowances. Similarly, to reduce emissions of nitrogen oxides ("NOx"), which contribute to the formation of smog, Northeastern states and the District of Columbia have set a cap on total emissions of NOx from affected units, and allocated NOx allowances (with each allowance authorizing the emission of one ton of NOx) to those units. The NOx allowances can be bought and sold through a regional trading program similar to the trading of SO2 allowances. In 2003, the cap will be reduced to limit NOx emissions further.

      To comply with the SO2 and NOx requirements, affected units may choose one or more strategies, including installing air pollution control technologies, changing or limiting operations, changing fuels or obtaining additional allowances. At this time, we do not expect that we will incur material expenditures to continue complying with the SO2 program. Our current analysis leads us to believe that the potential costs for purchasing additional NOx allowances will also not be material through December 31, 2002. In 2003, when the NOx cap is reduced, the cost of complying with the cap may increase significantly. Whether the cost will increase or decrease will depend upon whether we will be a net purchaser or seller of NOx allowances. The extent of any increase or decrease will depend upon a number of factors that may increase or decrease total NOx emissions from affected units, thus increasing or decreasing demand for a fixed supply of allowances. We have been implementing measures to reduce NOx emissions at several of our units, which will reduce the cost of purchasing allowances.

      In 1998, EPA issued regulations (commonly known as the "SIP Call") requiring the 22 states in the eastern half of the United States to make significant NOx emission reductions by 2003 and to subsequently cap these emissions. The NOx reduction requirements are consistent with requirements already in place in New Jersey, New York and Pennsylvania and thus are not likely to have an additional impact on nor change the capacity available from our facilities. On March 3, 2000, a federal court upheld nearly all of the provisions of the SIP Call, regulations.

      In December 1999, the EPA proposed to approve plans by several states (including New Jersey and certain other Northern states) to attain the ozone National Ambient Air Quality Standards. That approval is contingent on these states implementing new programs to further reduce emissions of smog-forming chemicals (including NOx). The affected Northeastern states have committed to make these reductions, and by October 1, 2001, must select measures that could affect the operation of our electric generation units and other generation-related equipment. Measures currently under consideration may increase demand for NOx allowances and, thus, increase their prices.

      EPA adopted a new air quality standard in 1997 for fine particulate matter. To attain the fine particulate matter standard, states may require further reductions in NOx and SO2. However, under the time schedule announced by EPA when the new standard was adopted, non-attainment areas will not be designated until 2002 and control measures to meet this standard will not be identified until 2005. The timing of these actions is uncertain due to a federal court decision that overturned the new standard. That decision was appealed to the United States Supreme Court, which, in a recent decision, upheld the EPA's new standards for fine particulate matter. Additionally, similar NOx and SO2 reductions may be required to satisfy requirements of an EPA rule protecting visibility in 156 of the nation's scenic areas, including some areas near our facilities.

      Under the CAA, states must require each major facility to obtain a facility-wide operating permit. Operating permits for certain of our facilities may require changes to facility operations or technology, installation of additional air pollution controls and performance of supplemental emissions monitoring. Capital costs of complying with these and other air pollution control requirements through 2004 are included in our estimate of construction expenditures (see Capital Requirements of MD&A).

      In November 1999, the federal government announced the filing of lawsuits by several states against seven companies operating power plants in the Midwest and Southeast, charging that 32 coal-fired plants in ten states violated the Prevention of Significant Deterioration ("PSD")/New Source Review requirements of the CAA. Generally, these regulations require major sources of certain air pollutants to obtain permits, install pollution control technology and obtain offsets in some circumstances when those sources undergo a "major modification," as defined in the regulations. Various environmental and public interest organizations have given notice of their intent to file similar lawsuits. The Federal government is seeking to order these companies to install the best available air pollution control technology at the affected plants and to pay monetary penalties of up to $27,500 for each day of continued violation.

      The EPA and NJDEP issued a demand in March 2000 under section 114 of the CAA requiring information to assess whether projects completed since 1978 at the Hudson and Mercer coal burning units were implemented in accordance with applicable PSD/New Source Review regulations. We completed our response to the section 114 information request in November 2000. Based upon the information provided to the EPA it is likely that the EPA will seek to enforce the requirements of the New Source Review program at Hudson 2 and Mercer 1 and 2. We are currently in discussions with the EPA and NJDEP to resolve the matter. However, it is uncertain whether these discussions will be successful and capital costs of compliance could approximate $300 million.


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

      Subsequent to December 31, 2000, EPA indicated that it is considering enforcement action under its PSD rules relating to the construction that is currently in progress for Bergen 2, scheduled for operation in 2002. EPA maintained that PSD requirements are applicable to Bergen 2, thereby requiring us to obtain a permit prior to the commencement of construction. To obtain such a permit, an applicant must demonstrate that the addition of the additional emission source will not cause significant deterioration of the air shed in the vicinity of the plant. The time required to obtain such a permit is estimated at 6-12 months. We vigorously dispute that PSD requirements are applicable to Bergen 2, and we are continuing construction. NJDEP has informally indicated it agrees with our position, but has also advised that the ultimate authority to decide PSD applicability resides with EPA. Discussions to resolve this matter are underway with EPA and NJDEP. At June 30, 2001, we had expended approximately $179 million in the construction of Bergen 2.

      Water Pollution Control. The Federal Water Pollution Control Act ("FWPCA") authorizes the imposition of technology and water-quality based effluent limitations to regulate the discharge of pollutants into surface waters through the issuance of National Pollutant Discharge Elimination System ("NPDES") permits. The New Jersey Water Pollution Control Act ("NJWPCA") and implementing regulations were adopted to regulate discharges to New Jersey's surface waters and ground waters through the New Jersey Pollutant Discharge Elimination System ("NJPDES") permits. EPA has delegated to New Jersey authority to administer the NPDES program through the NJWPCA and to implement regulations with EPA oversight. The NJDEP administers the NPDES/NJPDES permit program. Certain of our facilities are directly regulated by NJPDES permits issued by NJDEP pursuant to FWPCA and the NJWPCA. In addition, Pennsylvania also has a state PDES program that impacts the operation of our jointly owned Keystone and Conemaugh plants.

      The NJPDES permit renewal application for our Hudson Station, is in the process of being reviewed by the NJDEP. As part of that renewal, the NJDEP has requested updated information in part, to address issues identified by a consultant hired by NJDEP. The consultant recommended that Hudson Station be retrofitted to operate with closed cycle cooling to address alleged adverse impacts associated with the thermal discharge and intake structure. We proposed certain modifications to the intake structure and submitted these demonstrations to NJDEP in the fourth quarter of 1998. While we believe that these demonstrations address the issues identified by the NJDEP's consultant and provide an adequate basis for favorable determinations under the FWPCA without the imposition of closed cycle cooling, it is impossible to predict the outcome of the agency's review at the present time. We presently estimate that the cost of retrofitting Hudson Station to operate with closed cycle cooling, if required, would be approximately $100 million. Such amount is not included in our estimate of construction expenditures (see Liquidity and Capital Resources of MD&A).

      NJDEP has advised us that it is reviewing a renewal application for Mercer Station, and in connection with that renewal, will be reexamining the effects of Mercer Station's cooling water system pursuant to FWPCA. We are preparing updated demonstrations to the NJDEP. It is not possible to predict the outcome of such review.

      On June 29, 2001, the NJDEP issued a renewal permit (the "2001 Permit") for Salem, with an effective date of August 1, 2001, allowing for the continued operation of Salem with its existing cooling water system. This 2001 Permit renews Salem's variance from applicable thermal water quality standards under
Section 316(a) of the federal Clean Water Act ("CWA"), determines that the existing intake structure represents best technology available under Section 316(b) of the CWA, requires that we continue to implement the wetlands restoration and fish ladder programs established under the prior Permit and imposes requirements for additional analyses of data and studies to determine if other intake technologies are available for application at Salem that are biologically effective. The 2001 Permit also requires us to install up to two additional fish ladders in New Jersey and fund a $500,000 escrow account for the construction of artificial reefs by NJDEP. The 2001 Permit expires on July 31, 2006.

      We have also reached a settlement with the Delaware Department of Natural Resources and Environmental Control (the "DNREC") providing that we will fund additional habitat restoration and enhancement activities as well as fisheries monitoring and that we and DNREC will work cooperatively


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

on the finalization of other regulatory approvals required for implementation of the 2001 Permit. As part of this agreement, we deposited approximately $5.8 million into an escrow account to be used for future costs related to this settlement.

      If the NJDEP or the EPA were to impose a requirement at Salem, Hudson, Mercer or any other of our generation stations that closed cycle cooling be implemented, or that material operating restrictions be imposed, the continued operation of the station would need to be reassessed. We believe that the current operations of our stations are in compliance with FWPCA and will vigorously pursue our applications to continue operations of our generation stations with present cooling water intake structures. The EPA, as a result of litigation by environmental groups, is conducting a rulemaking under the CWA that may result in the establishment of regulatory guidance on material issues with respect to permitting decisions, such as guidance on determinations of adverse environmental impacts and best technology available. The rulemaking may impact NJDEP determinations with respect to our pending permit renewal applications.

      The Delaware River Basin Commission (the "DRBC") issued a Revised Docket for Salem in 1995 ("Revised Docket") approving a modification to the 1970 Salem Docket that approved the construction and operation of the station's cooling water system and the continued operation of the station's cooling water system for an additional five years. The Revised Docket provided that the authorization would expire September 27, 2000 absent review of the Docket on or before August 31, 1999 and renewal by the DRBC. We filed a preliminary information submission with DRBC during April 1999 and the DRBC commenced its review of the matter in the second quarter of 1999. The DRBC modified the Revised Docket to provide that it shall remain in effect until December 29, 2001 (six months after the NJDEP acts on our application for renewal of Salem's NJPDES Permit), or at a later date established by the DRBC. The matter is currently scheduled for consideration by DRBC on September 13, 2001. We cannot predict the timing or outcome of this matter.

      While it is impossible to predict the timing and/or outcome of the review of these applications in respect of the Hudson, Mercer and Salem Generation Stations, an unfavorable determination could have a material adverse effect on PSEG's and our financial position, results of operations and net cash flows.

      Control of Hazardous Substances. Certain Federal and state laws authorize the EPA and the NJDEP, among other agencies, to issue orders and bring enforcement actions to compel responsible parties to investigate and take remedial actions at any site that is determined to present an actual or potential threat to human health or the environment because of an actual or threatened release of one or more hazardous substances. Because of the nature of our business, various by-products and substances are or were produced or handled which contain constituents classified as hazardous. For a discussion of these hazardous waste issues, see Note 7. Commitments and Contingent Liabilities, of Notes to Consolidated Financial Statements.

      Other liabilities associated with environmental remediation include natural resource damages. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and the New Jersey Spill Compensation and Control Act ("Spill Act") authorize Federal and state trustees for natural resources to assess "damages" against persons who have discharged a hazardous substance, which discharge resulted in an "injury" to natural resources. Until recently, the state trustee in New Jersey, NJDEP, has not aggressively pursued natural resource damages. In 1997, the NJDEP adopted changes to the technical requirements for site remediation pursuant to the Spill Act. Among these changes was a new provision requiring all persons conducting remediation to characterize "injuries" to natural resources. Further, these changes required persons to address those injuries through restoration or damages. The New Jersey program is still developing and we cannot assess the magnitude of the potential impact of this regulatory change. Although currently not estimable, costs associated with these requirements could be material.

      A preliminary review of possible mercury contamination at the Kearny Station, concluded that an additional study and investigations are required. In 1996, we entered into an agreement with NJDEP for the Kearny Station that required a Remedial Investigation ("RI") of the site to be conducted. An RI


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

Report was submitted to the NJDEP in September 1997 and is currently under its technical review. As currently issued, the RI Report found that the mercury at the site is stable and immobile and should be addressed at the time the Kearny Station is retired.

      The EPA has determined that a six mile stretch of the Passaic River in Newark, New Jersey is a "facility" within the meaning of that term under the CERCLA and that, to date, at least thirteen corporations, including PSE&G and us, may be potentially liable for performing required remedial actions to address potential environmental pollution at the Passaic River "facility." Our Essex Station is within the Passaic River "facility". We cannot predict what action, if any, the EPA or any third party may take against us with respect to these matters, or in such event, what costs we may incur to address any such claims. However, such costs may be material.

      The EPA conducted an inspection of Spill Prevention Control and Countermeasure ("SPCC") Plan compliance at three of our electric generation facilities in 1997. The EPA identified certain procedural and substantive deficiencies in the SPCC Plans for these sites. We have submitted revised SPCC Plans to the EPA for these sites and are currently working with the EPA to finalize these SPCC Plans. In 1998, we evaluated SPCC Plan compliance at all of our electric generation facilities and identified deficiencies. The necessary upgrades are now in progress of being made. It is anticipated that these upgrades will take several years to complete.

      Nuclear Fuel Disposal. After spent fuel is removed from a nuclear reactor, it is placed in temporary storage for cooling in a spent fuel pool at the nuclear station site. Under the Nuclear Waste Policy Act of 1982 ("NWPA"), as amended, the Federal government has entered into contracts with the operators of nuclear power plants for transportation and ultimate disposal of the spent fuel and the nuclear plant operators were required to contribute to a Nuclear Waste Fund at a rate of one mil per kWh of nuclear generation, subject to such escalation as may be required to assure full cost recovery by the Federal government. These costs are being recovered through the BGS contract. In addition, a one-time payment was made to the DOE for permanently discharged spent fuels irradiated prior to 1983. Payments made to the DOE for disposal costs are based on nuclear generation and are included in Energy Costs in the Consolidated Statements of Income.

      Under the NWPA, DOE was required to begin taking possession of all spent nuclear fuel generated by Power's nuclear units for disposal by no later than 1998. DOE construction of a permanent disposal facility has not begun and DOE has announced that it does not expect a facility to be available earlier than 2010. Exelon has advised us that it had signed an agreement with the DOE applicable to Peach Bottom under which Exelon would be reimbursed for costs resulting from the DOE's delay in accepting spent nuclear fuel. The agreement allows Exelon to reduce the charges paid to the Nuclear Waste Fund to reflect costs reasonably incurred due to the DOE's delay. Past and future expenditures associated with Peach Bottom's recently completed on-site dry storage facility would be eligible for this reduction in future DOE fees. On November 22, 2000 a group of eight nuclear plant operators filed a petition against DOE in the Eleventh Circuit U.S. Court of Appeals seeking to set aside the receipt of credits out of the Nuclear Waste Fund, as stipulated in the Peach Bottom agreement. No assurances can be given as to any damage recovery or the ultimate availability of a disposal facility.

      Pursuant to NRC rules, spent nuclear fuel generated in any reactor can be stored in reactor facility storage pools or in independent spent fuel storage installations located at reactor or away-from-reactor sites for at least 30 years beyond the licensed life for reactor operation (which may include the term of a revised or renewed license). The availability of adequate spent fuel storage capacity is estimated through 2011 for Salem 1, 2015 for Salem 2 and 2007 for Hope Creek. We presently expect to construct an on-site storage facility that would satisfy the spent fuel storage needs of both Salem and Hope Creek. This construction will require certain regulatory approvals, the timely receipt of which cannot be assured. Exelon has advised us that it has constructed an on-site dry storage facility at Peach Bottom that is now licensed and operational and can provide storage capacity through the end of the current licenses for the two Peach Bottom units.

      Low Level Radioactive Waste ("LLRW"). As a by-product of their operations, nuclear generation units produce LLRW. Such wastes include paper, plastics, protective clothing, water purification materials and other materials. LLRW materials are accumulated on site and disposed of at licensed


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

permanent disposal facilities. On July 1, 2000, New Jersey, Connecticut and South Carolina formed the Atlantic Compact. This arrangement gives New Jersey nuclear generators, including us, continued access to the Barnwell LLRW disposal facility which is owned by South Carolina. We believe that the formation of the Atlantic Compact will provide for adequate LLRW disposal for Salem and Hope Creek through the end of their current licenses, although no assurances can be given. Both we and Exelon have on-site LLRW storage facilities for Peach Bottom, Salem and Hope Creek which have the capacity for at least five years of temporary storage for each facility.

                                   MANAGEMENT

      PSEG is the sole member of our limited liability company and, as such, has the power to control the election of our board of directors and all other matters submitted for member approval and has control over our management and affairs. Currently, all of our directors are officers and employees of or consultants to PSEG or one of its subsidiaries.

      Our executive officers and members of our board of directors and their ages as of June 30, 2001 are as follows:

         Name               Age                    Position
         -----              ---                    --------
Executive Officers

E. James Ferland .........  59   Chairman of the Board and Chief Executive
                                 Officer
Frank Cassidy ............  54   President, Chief Operating Officer and Director
Thomas R. Smith ..........  41   Executive Vice President -- Operations and
                                 Development
Harold W. Keiser .........  58   President and Chief Nuclear Officer of Nuclear
Steven R. Teitelman ......  53   President of ER&T

Elbert C. Simpson ........  52   Senior Vice President -- Chief Administrative
                                 Officer of Nuclear
Harold W. Borden, Jr. ....  57   Vice President and General Counsel
Patricia A. Rado .........  59   Vice President and Controller
Morton A. Plawner ........  54   Vice President and Treasurer
                                 Directors
Robert E. Busch ..........  54   President, PSEG Services Corporation
Robert J. Dougherty, Jr. .  49   President, PSEG Energy Holdings Inc.
Robert C. Murray .........  55   Consultant -- PSEG
Thomas M. O'Flynn ........  41   Executive Vice President and Chief Financial
                                 Officer -- PSEG
R. Edwin Selover .........  55   Vice President and General Counsel -- PSEG
Michael J. Thomson .......  42   President, PSEG Global Inc.


      Mr. Ferland has been Chairman of the Board and Chief Executive Officer of Power since its formation. He has been Chairman of the Board, President and Chief Executive Officer of Public Service Enterprise Group Incorporated since July 1986, Chairman of the Board and Chief Executive Officer of PSEG Energy Holdings Inc. since June 1989 and Chairman of the Board and Chief Executive Officer of Public Service Electric and Gas Company since September 1991.

      Mr. Cassidy has been President, Chief Operating Officer and a director of Power since its formation. He is also a member of the board of directors of Fossil, Nuclear and ER&T. He served as President and Chief Operating Officer of PSEG Energy Technologies Inc. from November 1996 to July 1999. Mr. Cassidy was Senior Vice President -- Fossil Generation of Public Service Electric and Gas Company from February 1995 to November 1996 and Vice President -- Transmission Systems of Public Service Electric and Gas Company from November 1989 to February 1995.


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

      Mr. Smith has been Executive Vice President -- Operations and Development of Power since October 2000. He also serves as President of Fossil and is a member of the board of directors of Fossil, Nuclear and ER&T. He had been Executive Vice President and Chief Operating Officer of PSEG Global Inc. from January 2000. Prior to that, he was President of PSEG Americas, a subsidiary of Global, from November 1996. Before that, he was Senior Vice President and Regional Executive for Latin America for the International Generating Company.

      Mr. Keiser has been President and Chief Nuclear Officer and a director of PSEG Nuclear LLC since its formation. He is also a member of the board of directors of Fossil and ER&T. He was Chief Nuclear Officer and President -- Nuclear Business Unit of Public Service Electric and Gas Company from May 1998 to July 1999. Prior to that time, he was Executive Vice President of the Nuclear Business Unit of Public Service Electric and Gas Company. From October 1997 to January 1998, he was a private consultant to the electric industry. From March 1996 to October 1997, Mr. Keiser was Vice President and Chief Nuclear Operating Officer of Commonwealth Edison Company. From December 1995 to March 1996, he was Vice President, Pressurized Water Reactor of Commonwealth Edison Company. From April 1993 to December 1995, Mr. Keiser was Executive Vice President and Chief Operating Officer of Entergy Operations Incorporated.

      Mr. Teitelman has been President and a director of ER&T since its formation. He is also a member of the board of directors of Fossil and Nuclear. He had been Vice President -- Energy Resources and Trade of Public Service Electric and Gas Company from September 1997 to July 1999. From 1993 to 1997, Mr. Teitelman was the President of Penn Resources Inc., an energy consulting and project development company. From 1987 to 1993, he was the President of Penn International Trading Co., a subsidiary of Marubeni Corporation. Penn Trading was an international petroleum products trading company and a clearing member of the New York Mercantile Exchange.

      Mr. Simpson has been Senior Vice President -- Chief Administrative Officer of PSEG Nuclear LLC since its formation. Mr. Simpson was Senior Vice President -- Nuclear Engineering of Public Service Electric and Gas Company from June 1995 to July 1999. From 1993 to 1995, Mr. Simpson was Vice President of Nuclear Support for Arizona Public Service Company, which operates the three unit Palo Verde Nuclear Generating Station. From 1990 to 1993, he was Vice President of Nuclear Engineering for all three Palo Verde Units.

      Mr. Borden has been Vice President and General Counsel of Power since its formation and is also General Counsel of Fossil, Nuclear and ER&T. Mr. Borden had been Vice President -- Law of Public Service Electric and Gas Company from April 1995 to July 1999.

      Ms. Rado has been Vice President and Controller of Power since its formation. She is also Controller of Fossil, Nuclear and ER&T. Ms. Rado has been Vice President and Controller of Public Service Enterprise Group and Public Service Electric and Gas Company since April 1993.

      Mr. Plawner has been Vice President and Treasurer of Power since its formation. He is also Treasurer of Fossil, Nuclear and ER&T. Mr. Plawner has been Treasurer of Public Service Enterprise Group and Vice President and Treasurer of Public Service Electric and Gas Company since January 1, 1998. Prior to that, Mr. Plawner had been General Manager -- Property and Risk Management of Public Service Electric and Gas Company since 1994 and Risk Manager since 1989.

      Mr. Busch has been a director of Power since December 2000. He has been President of PSEG Services Corporation since April 2001 and Senior Vice President and Chief Financial Officer of Public Service Electric and Gas Company since March 1998. From 1997, he was the National Director of the Hay Group Utility Consulting Practice. From 1996 to 1997, he was a Senior Consultant for Cambridge Energy Research Associates. Prior to that time, he was President of the Energy Resources Group of Northeast Utilities.

      Mr. Dougherty has been a director of Power since its formation. He has been President and Chief Operating Officer of PSEG Energy Holdings Inc. since January 1997. Prior to that, Mr. Dougherty was president of Enterprise Ventures and Services Corporation.

      Mr. Murray has been a director of Power since its formation. He is a consultant to Public Service Enterprise Group Incorporated and had been Vice
President and Chief Financial Officer of Public Service Enterprise Group Incorporated from January 1992 through June 2001. Mr. Murray was Executive Vice President -- Finance of Public Service Electric and Gas Company from June 1997 to June 2000. Mr. Murray was Senior Vice President and Chief Financial Officer of Public Service Electric and Gas Company from January 1992 to June 1997.

      Mr. O'Flynn has been a director of Power since July 2001. He has been Executive Vice President Finance and Chief Financial Officer of Public Service Enterprise Group Incorporated since July 1, 2001. From December 1997 to May 2001, Mr. O'Flynn was a Managing Director of Morgan Stanley's Global Power and Utility Investment Banking Division Group. From January 1994 through December 1997, he was a Principal of Morgan Stanley's Global Power and Utility Investment Banking Division Group.

      Mr. Selover has been a director of Power since its formation. He has been Vice President and General Counsel of Public Service Enterprise Group since April 1988. Mr. Selover has also been Senior Vice President and General Counsel of Public Service Electric and Gas Company since January 1988.

      Mr. Thomson has been a director of Power since January 2000. He has been President and Chief Executive Officer of PSEG Global Inc. since January 1997. Prior to that time he was Senior Vice President, from July 1993, and Chief Operating Officer, from February 1994, of PSEG Global Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transfer of Assets

      Pursuant to the BPU Final Order in the Energy Master Plan Proceedings (see "Business -- Regulation -- Energy Regulatory Matters -- State Laws and Regulations -- New Jersey Energy Master Plan Proceedings and Related Orders"), we acquired all of PSE&G's existing generation related assets. We acquired all land (except that Nuclear acquired the land associated with nuclear generation stations), as well as PSE&G's interests in the Merrill Creek reservoir facility. Such transfer was at full-value, consistent with the BPU's determination of PSE&G's recoverable stranded costs. Other generation-related assets, including materials, supplies, fuel and land, were transferred at book value.

      PSE&G transferred to Fossil all of the fossil generation assets, equipment and associated assets (excluding land), including PSE&G's interests in those assets in which it has a partial ownership. In addition, PSE&G's interest in the Yards Creek pumped-storage facility was also transferred to Fossil.

      All of PSE&G's nuclear generation assets, equipment and associated assets, including those assets in which PSE&G only has partial ownership, were transferred from PSE&G to Nuclear. In addition, all land associated with nuclear generation was transferred to Nuclear.

      In December 2000, we purchased from Global two Midwest generation projects with a combined projected generation capacity of 2,000 MW.

Power Purchase Agreements

      Fossil, Nuclear, ER&T and PSE&G are parties to several wholesale contracts that govern the transactions between and among them. Power Purchase Agreements ("PPAs") between ER&T and each of Fossil and Nuclear stipulate that ER&T will purchase all capacity and energy from their respective facilities. ER&T is our sole marketer of energy and energy services. ER&T purchases all of the capacity and energy from Fossil and Nuclear facilities and is responsible for marketing that power on a portfolio basis together with power that it may acquire in the open market. Fossil and Nuclear are responsible for supplying energy and ancillary services as arranged by ER&T. The pricing under these contracts is designed to provide for the recovery of Fossil's and Nuclear's respective operating costs. ER&T reimburses Fossil and Nuclear for all costs incurred in operating and maintaining the generation units. ER&T also arranges for acquisition of the fuel supply for Fossil's plants. In addition, ER&T is obligated through the BGS Contract with PSE&G (see "Business -- Customers") to fully supply the requirements of PSE&G's aggregate retail load for a period of three years that began on July 31, 1999.

Services Agreement

      Traditionally, the fossil, trading and nuclear business units of PSE&G relied on its corporate offices and other business units, such as transmission and distribution, to provide various services. Generally, transmission and distribution business units provided more technical services, while the corporate offices of PSE&G performed administrative and general functions, such as accounting and human resources. We continue to need many of these services and rely on our affiliates (PSE&G and Services) to provide them in accordance with Affiliate Standards and FERC requirements (See "-- Statement of Policy & Code of Conduct" below).

      We have signed a service agreement with our affiliate, Services, for administrative services. This contract generally articulates the terms upon which services are provided.

      The interconnection agreements between PSE&G and Fossil and Nuclear serve as the foundation for services to be provided with respect to transmission and distribution.

Tax Sharing Agreement

      We are a single member limited  liability  company,  wholly-owned by PSEG.
PSEG files a consolidated Federal income tax return with its affiliated companies. A tax allocation agreement exists between PSEG and us and between PSEG and each of our subsidiaries. The general operation of these agreements is that the subsidiary company will compute its taxable income on a stand-alone basis. If the result is a net tax liability, such amount shall be paid to PSEG. If there are net operating losses and/or tax credits, the subsidiary shall receive payment for the tax savings from PSEG to the extent that PSEG is able to utilize those benefits.

Statement of Policy & Code of Conduct

      We abide by the standards imposed by FERC Order 889 governing the relationship and transactions between wholesale power marketers and their affiliate transmission organizations. These standards of conduct were developed to ensure that trading and transmission organizations function as entirely separate business units. Prior to our formation, the standards applied to PSE&G's trading and transmission departments. Our relationship with PSE&G's transmission organization is subject to the same standards.

      In addition, we and PSE&G have agreed to a standard of conduct as part of FERC's approval under the FPA Sections 203 and 205. Such standards provide that employees will operate separately and that all market information shared between employees will be simultaneously disclosed to the public. In addition, the standards provide that the price of all sales of non-power goods and services by PSE&G to us will be at the higher of cost or market price and that such sales by us to PSE&G will be at market price or below.

      The BPU has adopted standards governing the relationship between all regulated New Jersey electric and gas utilities, including PSE&G, and all of their respective affiliates providing competitive services to retail customers in New Jersey (see "Business -- Regulation -- Energy Regulatory Matters -- State Laws and Regulations -- New Jersey Energy Master Plan and Related Orders.")


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

                               THE EXCHANGE OFFER

Purpose of the Exchange Offer

      In connection with the sale of the original notes, we and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to use our reasonable best efforts to complete the exchange offer and to file and cause to become effective with the SEC a registration statement for the exchange of the original notes for exchange notes.

      The terms of the exchange notes of each series are the same as the terms of the corresponding series of original notes except that the exchange notes have been registered under the Securities Act and will not be subject to some restrictions on transfer that apply to the original notes. In that regard, the original notes provide, among other things, that if the exchange offer has not been consummated within the period specified in the original notes, the interest rate on the original notes will increase by 0.50% per annum, until the exchange offer is consummated.

      Upon completion of the exchange offer, holders of original notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See "Risk Factors -- Consequences of failure to exchange original notes" and "Description of the Exchange Notes". The exchange offer is not being made to holders of original notes in any jurisdiction in which the exchange offer or the acceptance of the notes would not comply with securities or blue sky laws. Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person who has obtained a properly completed bond power from the registered holder, or any person whose original notes are held of record by The Depository Trust Company (DTC) who desires to deliver such original notes by book-entry transfer at DTC. We will exchange as soon as practicable after the expiration date of the exchange offer the original notes for a like aggregate principal amount of the exchange notes of each series.

      Completion of the exchange offer is subject to the conditions that the exchange offer not violate any applicable law or interpretation of the staff of the Division of Corporate Finance of the SEC and that no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. The exchange offer is also subject to various procedural requirements discussed below with which holders must comply. We reserve the right, in our absolute discretion, to waive compliance with these requirements subject to applicable law.

Terms of the Exchange Offer

      We are offering, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange up to $1,800,000,000 aggregate principal amount of exchange notes in three series for a like aggregate principal amount of original notes of the same series properly tendered on or before the expiration date of the exchange offer and not properly withdrawn in accordance with the procedures described below. We will issue, promptly after the expiration date of the exchange offer, an aggregate principal amount of up to $1,800,000,000 of exchange notes in exchange for a like principal amount of outstanding original notes of the same series tendered and accepted in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "-- Fees and Expenses".

      Holders may tender their original notes in whole or in part in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered. As of the date of this prospectus, $1,800,000,000 aggregate principal amount of the original notes ($500,000,000 aggregate principal amount of the 6 7/8% Senior Notes due 2006, $800,000,000 aggregate principal amount of the 7 3/4% Senior Notes due 2011 and $500,000,000 aggregate principal amount of the 8 5/8% Senior Notes due 2031) is outstanding. (Holders of original notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Original notes which are not tendered for or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. See "Risk Factors -- Consequences of failure to exchange original notes" and "Description of the Exchange Notes". If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, appropriate book-entry transfer will be made, without expense, to the tendering holder of the notes promptly after the expiration date of the exchange offer. Holders who tender original notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes in connection with the exchange offer.

      Neither we nor our Board of Directors make any recommendation to holders of original notes as to whether to tender or refrain from tendering all or any portion of their original notes in the exchange offer. In addition, no one has been authorized to make any recommendation as to whether holders should tender notes in the exchange offer. Holders of original notes must make their own decisions whether to tender original notes in the exchange offer and, if so, the aggregate amount of original notes to tender based on the holders' own financial positions and requirements.

Expiration Date; Extensions; Amendments

      The term "expiration date" means 5:00 p.m., Eastern Time, on November 29, 2001. However, if the exchange offer is extended by us, the term "expiration date" will mean the latest date and time to which we extend the exchange offer.

      We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

   o  to delay the acceptance of the original notes for exchange,

   o to extend the expiration date of the exchange offer and retain all original notes tendered in the exchange offer, subject, however, to the right of holders of original notes to withdraw their tendered original notes as described under "-- Withdrawal Rights", and

   o to waive any condition or otherwise amend the terms of the exchange offer in any respect.

      If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly

   o disclose the amendment in a prospectus supplement that will be distributed to the registered holders of the original notes,

   o we will file a post-effective amendment to the registration statement filed with the SEC with regard to the exchange notes and the exchange offer, and

   o we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

      We will promptly notify the exchange agent by making an oral or written public announcement of any delay in acceptance, extension, termination or amendment. This announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and, subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

      Upon the terms and subject to the conditions of the exchange offer, we will exchange and issue to the exchange agent, exchange notes for original notes of each series validly tendered and not withdrawn promptly after the expiration date. In all cases, delivery of exchange notes in exchange for original notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

   - original notes or a book-entry confirmation of a book-entry transfer of original notes into the exchange agent's account at DTC, including an agent's message (as defined below) if the tendering holder has not delivered a letter of transmittal,

   - the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or (in the case of a book-entry transfer) an agent's message instead of the letter of transmittal, and

   -  any other documents required by the letter of transmittal.

      The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of original notes into the exchange agent's account at DTC. The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering DTC participant. This acknowledgment states that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

      Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and therefore exchanged, original notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of such original notes for exchange pursuant to the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of original notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving original notes, letters of transmittal and related documents and transmitting exchange notes to validly tendering holders. This exchange will be made promptly after the expiration date.

      If, for any reason whatsoever, acceptance for exchange or the exchange of any tendered original notes is delayed, whether before or after our acceptance for exchange of original notes, or we extend the exchange offer or are unable to accept for exchange or exchange tendered original notes, then, without prejudice to the rights we have in the exchange offer, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered original notes. These original notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights".

      Under the letter of transmittal or agent's message, a holder of original notes will warrant and agree that it has full power and authority to tender, exchange, sell, assign and transfer original notes, that we will acquire good, marketable and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances, and the original notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the original notes tendered in the exchange offer.

Procedures for Tendering Original Notes

      Valid Tender. Except as indicated below, in order for original notes to be validly tendered in the exchange offer, an original copy or facsimile of a properly completed and duly executed letter of transmittal, with any required signature guarantees, or, in the case of a book-entry tender, an agent's message instead of the letter of transmittal, and any other required documents, must be received by the exchange agent at one of its addresses listed under "-- Exchange Agent". In addition, either:

   -  tendered original notes must be received by the exchange agent,

   - the tender of original notes must follow the procedures for book-entry transfer described below and a book-entry confirmation, including an agent's message if the tendering holder has not delivered a letter of transmittal, must be received by the exchange agent, in each case on or before the expiration date, or

   -  the guaranteed delivery procedures described below must be complied with.

      If less than all of the original notes of each series are tendered, a tendering holder should fill in the amount of original notes of such series being tendered in the appropriate box on the letter of transmittal. The entire amount of original notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of certificates, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend properly insured registered mail, return receipt requested, or an overnight delivery service. In all cases, you should allow sufficient time to ensure timely delivery.

      Book-Entry Transfer. The exchange agent will establish an account with respect to the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the original notes by causing DTC to transfer such Original Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of original notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an agent's message instead of the letter of transmittal, and any other required documents, must in any case be delivered to and received by the exchange agent at its address listed under "-- Exchange Agent" on or before the expiration date. Alternatively, the guaranteed delivery procedure described below must be complied with.

      Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

      Signature Guarantees. Certificates for the original notes need not be endorsed and signature guarantees on the letter of transmittal are unnecessary unless

      (1) a certificate for the original notes is registered in a name other than that of the person surrendering the certificate or (2) such holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the letter of transmittal. In the case of (1) or (2) above, the certificates for original notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein):

   -  a bank;

   - a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

   -  a credit union;

   - a national securities exchange, registered securities association or clearing agency; or

   - a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of that Eligible Institution. See Instruction 1 to the letter of transmittal.

      Guaranteed Delivery. If a holder desires to tender original notes in the exchange offer and the certificates for the original notes are not immediately available or time will not permit all required documents to reach the exchange agent on or before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the original notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

      (1) the tenders are made by or through an Eligible Institution;

      (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal, is received by the exchange agent, as provided below, on or before the expiration date; and


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

      (3) the certificates (or a book-entry confirmation) representing all tendered original notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees, or an agent's message instead of the letter of transmittal, and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an Eligible Institution in the form shown in the notice. Regardless of any other provision in this prospectus, the delivery of exchange notes in exchange for original notes tendered and accepted for exchange in the exchange offer will in all cases be made only after timely receipt by the exchange agent of original notes of the corresponding series, or of a book-entry confirmation with respect to those original notes, and an original copy or facsimile of a properly completed and duly executed letter of transmittal, together with any required signature guarantees, or an agent's message instead of the letter of transmittal, and any other documents required by the letter of transmittal.
Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when original notes, book-entry confirmations with respect to original notes and other required documents are received by the exchange agent. Our acceptance for exchange of original notes tendered under any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

      Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered original notes will be determined by us, in our sole discretion. The interpretation by us of the terms and conditions of the exchange offer, including the letter of transmittal and the accompanying instructions, will be final and binding.

      We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders determined by us not to be in proper form or the acceptance of which, or exchange for, may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any condition or irregularity in any tender of original notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders. No tender of original notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither we, any of our affiliates or assigns, the exchange agent nor any other person will be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any notification.

      If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and unless waived by us, proper evidence satisfactory to us, in our sole discretion, of that person's authority must be submitted. A beneficial owner of original notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact that entity promptly if that beneficial holder wishes to participate in the exchange offer.

Resales of Exchange Notes

      We are making the exchange offer for the exchange notes in reliance on the position of the staff of the Division of Corporation Finance of the SEC as defined in certain interpretive letters addressed to third parties in other transactions. However, we did not seek our own interpretive letter and we cannot assure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the exchange offer as it has in other interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the SEC, and subject to the two immediately following sentences, we believe that exchange notes issued pursuant to this exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such exchange notes are acquired in the ordinary course of the holder's business and that the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of the exchange notes.

      However, any holder of original notes who is an "affiliate" of ours or who intends to participate in the exchange offer for the purpose of distributing exchange notes, or any broker-dealer who purchased original notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

      (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the SEC defined in the above-mentioned interpretive letters,

      (b) will not be permitted or entitled to tender such original notes in the exchange offer and

      (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such original notes unless such sale is made pursuant to an exemption from such requirements.

      In addition, as described below, if any broker-dealer holds original notes acquired for its own account as a result of market-making or other trading activities and exchanges those original notes for exchange notes, then that broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those exchange notes. Each holder of original notes who wishes to exchange original notes for exchange notes in the exchange offer will be required to represent that:

   -  it is not an "affiliate" of ours,

   - any exchange notes to be received by it are being acquired in the ordinary course of its business,

   - it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such exchange notes, and

   - if the tendering holder is not a broker-dealer, that holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of its exchange notes.

      In addition, we may require the holder, as a condition to that holder's eligibility to participate in the exchange offer, to furnish to us (or an agent of ours) in writing, information as to the number of "beneficial owners" (within the meaning of Rule 13d-3 under the Exchange Act) on behalf of whom that holder holds the original notes to be exchanged in the exchange offer.

      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the original notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those exchange notes. The letter of transmittal states that by making that acknowledgement and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an
"underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the SEC in the interpretive letters referred to above, we believe that participating broker-dealers who acquired original notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the exchange notes received upon exchange of original notes (other than original notes which represent an unsold allotment from the initial sale of the original notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for this exchange offer so long as it contains a description of the plan of distribution regarding the resale of the exchange notes.

      Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired by the participating broker-dealer for its own account as a result of market-making or other trading activities. See "Plan of Distribution". Subject to certain provisions contained in the registration rights agreement, we have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of exchange notes for a period not exceeding 90 days after the expiration date. However, a participating broker-dealer who intends to use this prospectus in connection with the resale of exchange notes received in exchange for original notes pursuant to the exchange offer must notify us on or before the expiration date that it is a participating broker-dealer. This notice may be given in the space provided for that purpose in the letter of transmittal or may be delivered to the exchange agent at one of the addresses set forth herein under "-- Exchange Agent".

      Any participating broker-dealer who is an "affiliate" of ours may not rely on these interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In that regard, each participating broker-dealer who surrenders original notes in the exchange offer will be deemed to have agreed, by execution of the letter of transmittal or an agent's message, that upon receipt of notice from us of the occurrence of any event or the discovery of:

      (1) any fact which makes any statement contained or incorporated by reference in this prospectus untrue in any material respect or

      (2) any fact which causes this prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference in this prospectus, in light of the circumstances under which they were made, not misleading, or

      (3) the occurrence of other events specified in the registration rights agreement,

that participating broker-dealer will suspend the sale of exchange notes under this prospectus until we have amended or supplemented this prospectus to correct the misstatement or omission and have furnished copies of the amended or supplemented prospectus to the participating broker-dealer, or we have given notice that the sale of the exchange notes may be resumed, as the case may be.

Withdrawal Rights

      Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time on or before the expiration date. In order for a withdrawal to be effective a written, telegraphic, telex or facsimile transmission of the notice of withdrawal must be timely received by the exchange agent at its address listed under "-- Exchange Agent" on or before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the original notes to be withdrawn, the aggregate principal amount and series of original notes to be withdrawn, and, if certificates for the original notes have been tendered, the name of the registered holder of the original notes, if different from that of the person who tendered the original notes.

      If original notes have been delivered or otherwise identified to the exchange agent, then before the physical release of the original notes, the tendering holder must submit the serial numbers shown on the particular original notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of original notes tendered for the account of an Eligible Institution. For original notes tendered under the procedures for book-entry transfer described in "-- Procedures for Tendering Original Notes", the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of original notes, in which case a notice of withdrawal will be effective if delivered to the exchange agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of original notes may not be rescinded. Original notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time on or before the expiration date by following any of the procedures described above under "-- Procedures for Tendering Original Notes". All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, in our sole discretion, whose determination shall be final and binding on all parties. Neither we, the subsidiary guarantors, the exchange agent nor any other person is under any duty to give any notification of any irregularities in any notice of withdrawal nor will those parties incur any liability for failure to give that notice. Any original notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

Interest on Exchange Notes

      Interest on the 6 7/8% Senior Notes due 2006 will accrue at the rate of 6 7/8% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2001. Interest on the 7 3/4% Senior Notes due 2011 will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2001. Interest on the 8 5/8% Senior Notes due 2031 will accrue at the rate of 8 5/8% per annum and will be payable semi-annually in arrears on April 15 and October 15 of each year (each an "Interest Payment Date" for each series) commencing October 15, 2001. We will make each interest payment to the persons in whose names the exchange notes are registered at the close of business on the 15th day immediately preceding the applicable Interest Payment Date. The exchange notes will bear interest from and including the last interest payment date on the original notes, or if one has not yet occurred, the date of issuance of the original notes. Accordingly, holders of original notes that are accepted for exchange will not receive accrued but unpaid interest on original notes at the time of tender. Rather, that interest will be payable on the exchange notes delivered in exchange for the original notes on the first interest payment date after the expiration date.

Accounting Treatment

      The exchange notes will be recorded at the same carrying value as the original notes for which they are exchanged, which is the aggregate principal amount of the original notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange notes.

Exchange Agent

      The Bank of New York has been appointed as the principal exchange agent for the exchange offer. For Luxembourg holders only, Kredietbank S.A. Luxembourgeoise has been appointed as the exchange agent in Luxembourg for the exchange offer. Delivery of the letters of transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the letters of transmittal should be directed to the appropriate exchange agent as follows:

                   FOR HOLDERS (OTHER THAN LUXEMBOURG HOLDERS)

                        By Registered or Certified Mail:
                              The Bank of New York
                                20 Broad Street
                                One Lower Level
                               New York, NY 10005
                            Attention: Frank Driscoll
                            Reorganization Department

                     By Hand or Overnight Delivery Service:
                              The Bank of New York
                                20 Broad Street
                                One Lower Level
                         Corporate Trust Services Window
                               New York, NY 10005
                            Attention: Frank Driscoll
                            Reorganization Department

           By Facsimile Transmission (for Eligible Institutions only):
                                 (914) 773-5038

                              Confirm by Telephone:
                                (914) 773-5735


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

                           FOR LUXEMBOURG HOLDERS ONLY

                                    By Mail:
                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                                     L-2955
                                   Luxembourg

                              For information call:
                                (352) 47 97 39 35
                             Fax: (352) 47 97 73 951
                           Corporate Trust Department

      Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

      We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of original notes, and in handling or tendering for their customers. Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the transfer. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder. We will not make any payment to brokers, dealers or other nominees soliciting acceptances of the exchange offer.

                        DESCRIPTION OF THE EXCHANGE NOTES
General

      We issued the original notes and will issue each series of the exchange notes under the indenture dated as of April 16, 2001 (the "indenture") between and among us, the Subsidiary Guarantors and The Bank of New York, as trustee (the "trustee"). The terms of the exchange notes are stated in the indenture and include terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). You should refer to the indenture and the Trust Indenture Act for a statement of these terms. The indenture and the Senior Notes are governed by New York law. As used herein, "Senior Notes" means original notes and/or exchange notes as the context requires.

      The following summary of selected provisions of the indenture and the registration rights agreement referred to below under "Registration Rights; Additional Interest" is not complete. We recommend that you read the indenture and the registration rights agreement, copies of which may be obtained from the trustee. You can find the definitions of certain capitalized terms used in the following summary under the subheading "-- Definitions."

      Each series of the exchange notes will be our senior unsecured obligations. They will rank equally in right of payment to all of our existing and future senior unsecured indebtedness. Upon completion of the exchange, we will have approximately $1,800,000,000 of senior indebtedness outstanding. The exchange notes will rank junior to secured indebtedness to the extent of related collateral. We currently do not have any outstanding secured indebtedness.

      Each  series  of the  exchange  notes  will  be  guaranteed,  jointly  and severally,  by the  Subsidiary  Guarantors as described  below.  The  Subsidiary
Guaranties will rank equally in right of payment to all existing and future senior unsecured indebtedness of the Subsidiary Guarantors. Other than intercompany debt, the Subsidiary Guarantors currently have no indebtedness outstanding.

Principal, Maturity and Interest

      The indenture does not limit the aggregate principal amount of debt securities that we may issue under it and provides that debt securities may be issued under it up to the principal amount as we may authorize from time to time. The debt securities may be issued from time to time in one or more series. We may "reopen" any series of debt securities, including the 6 7/8% Senior Notes due 2006, the 7 3/4% Senior Notes due 2011 and the 8 5/8% Senior Notes due 2031, and issue additional debt securities of that series.

      The 6 7/8% Senior Notes due 2006 were initially limited to $500,000,000, the 7 3/4% Senior Notes due 2011 were initially limited to $800,000,000 and the 8 5/8% Senior Notes due 2031 were initially limited to $500,000,000. Each of these series of Senior Notes were issued in registered form only, without coupons, in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The 6 7/8% Senior Notes due 2006 will mature at par on April 15, 2006 (the "6 7/8% Senior Note Stated Maturity Date"), the 7 3/4% Senior Notes due 2011 will mature at par on April 15, 2011 (the "7 3/4% Senior Note Stated Maturity Date") and the 8 5/8% Senior Notes due 2031 will mature at par on April 15, 2031 (the "8 5/8% Senior Note Stated Maturity Date") unless we redeem them in accordance with their terms prior to such date.

      Interest on the 6 7/8% Senior Notes due 2006 accrues at the rate of 6 7/8% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2001. Interest on the 7 3/4% Senior Notes due 2011 accrues at the rate of 7 3/4% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year, commencing October 15, 2001. Interest on the 8 5/8% Senior Notes due 2031 accrues at the rate of 8 5/8% per annum and is payable semi-annually in arrears on April 15 and October 15 of each year (each, an "Interest Payment Date" for each series) commencing October 15, 2001. We will make each interest payment to the persons in whose names the Senior Notes are registered at the close of business on the 15th day immediately preceding the applicable Interest Payment Date.

      Interest on the exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the most recent Interest Payment Date to which interest was paid or duly provided for. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      If any Interest Payment Date or the Stated Maturity Date or date of earlier redemption is not a Business Day, the required payment shall be made on the next succeeding day that is a Business Day, without any interest or other payment in respect of the payment subject to delay, with the same force and effect as if made on the Interest Payment Date or Stated Maturity Date or date of earlier redemption.

Payment and Paying Agents

      Interest on the exchange notes will be payable at any office or agency that we maintain for such purpose in West Paterson, New Jersey, The City of New York and, for so long as any of the exchange notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, in Luxembourg. At our option, however, interest may be paid (i) by check mailed to the address of the person entitled to the interest payment at the address that appears in the "security register" that we maintain for such purpose or (ii) by wire transfer to an account maintained by the person entitled to the interest payment as specified in the security register subject to the provisions described under "-- Book Entry; Delivery and Form". (Sections 301, 1001 and 1002 of the indenture.) In the event that Certified Notes are issued, a publication describing any additional payment procedures applicable thereto will be made in a daily leading newspaper with general circulation in Luxembourg.

Transfer and Exchange

      Under the indenture, debt securities of any series, including each series of the exchange notes, may be presented for registration of transfer and may be presented for exchange (i) at each office or agency that we are required to maintain for payment of such series as described in "-- Payment and Paying Agents," above and (ii) at each other office or agency that we may designate from time to time for such purposes. No service charge will be made for any transfer or exchange of debt securities, including each series of the exchange notes, but we may require payment of any tax or other governmental charge payable in connection with the transfer or exchange. (Section 305 of the indenture.)

      The indenture does not require us to (i) issue, register the transfer of or exchange debt securities during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any debt security in registered form, or portion thereof, called for redemption, except the unredeemed portion of any debt security in registered form being redeemed in part; or (iii) issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid. (Section 305 of the indenture.)

      The registered holder of an exchange note of any series will be treated as its owner for all purposes.

Mandatory Redemption

      We will not be required to make mandatory redemption or sinking fund payments with respect to any series of the exchange notes.

Optional Redemption

      We may redeem each series of the exchange notes at any time, in whole or in part, upon not less than 30 nor more than 60 days' prior written notice, as more fully described under "-- Selection and Notice" below, at a price equal to the greater of:

      (a) 100 percent of the principal amount of the exchange notes being redeemed, or

      (b) as determined by the calculation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the exchange notes being redeemed not including any portion of such payment of interest accrued on the date of redemption, from the redemption date to the maturity date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points for the 6 7/8% Senior Notes due 2006, at the treasury rate plus 35 basis points for the 7 3/4% Senior Notes due 2011 and at the treasury rate plus 40 basis points for the 8 5/8% Senior Notes due 2031.

plus any accrued and unpaid interest to the date of redemption and liquidated damages, if any, and additional amounts, if any.

      "Treasury rate" means, with respect to any redemption date for any of the notes being redeemed:

      (a) the yield for the maturity corresponding to the comparable treasury issue (as defined below), under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," provided, that if no maturity is within three months before or after the maturity date for any series of notes being redeemed the yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or

      (b) if the release referred to in (a) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

      The treasury rate will be calculated on the third business day preceding the redemption date.

      "Comparable treasury issue" means, with respect to any redemption date for any of the exchange notes being redeemed, the United States Treasury security selected by an "independent investment banker" as having the maturity comparable to the remaining term of the series of exchange notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the series of exchange notes. "Independent investment banker" means one of the reference treasury dealers appointed by the trustee after consultation with us.

      "Comparable treasury price" means with respect to any redemption date for any of the exchange notes being redeemed:

      (a) the average of four reference treasury dealer quotations (as defined below) for the redemption date, after excluding the highest and lowest of those reference treasury dealer quotations, or

      (b) if the calculation agent obtains fewer than four reference treasury dealer quotations, the average of all reference treasury dealer quotations obtained.

      "Reference treasury dealer" means each of four primary U.S. Government securities dealers in New York City selected by the trustee in consultation with us and initially will include Morgan Stanley & Co. Incorporated and Salomon Smith Barney, Inc. If any reference treasury dealer ceases to be a primary U.S. government securities dealer, the trustee will substitute another primary U.S. government securities dealer for that dealer.

      "Reference treasury dealer quotations" means, with respect to any redemption date, the average, as determined by the calculation agent, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted to the calculation agent by that reference treasury dealer at 5:00 p.m. New York time on the third business day preceding the redemption date.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes called for redemption.

Selection and Notice

      The trustee will select the exchange notes of any series for redemption on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. Exchange notes in denominations of $1,000 or less may not be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days prior to the redemption date to each holder of exchange notes to be redeemed at its registered address. The notice of redemption will state the portion of the principal amount to be redeemed if the exchange note is to be redeemed in part. An exchange note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original exchange note. On and after the redemption date, interest will no longer accrue on those exchange notes or portions of exchange notes called for redemption (unless we default in the payment of any amount payable by us upon such redemption).

      Notices to the holders of the exchange notes shall be given by first class mail, postage prepaid, to the registered holders of such exchange notes at their addresses appearing in the note register. In addition, for so long as any exchange notes are listed on the Luxembourg Stock Exchange and so long as the rules of such exchange so require, all notices to the holders of such exchange notes, including those relating to any redemption of the exchange notes, shall also be given by publication in an Authorized Newspaper in Luxembourg and the Luxembourg Stock Exchange will be notified of the outstanding amount of exchange notes following any redemption. Such Authorized Newspaper is expected to be the Luxemburger Wort.

Selected Indenture Covenants

      Limitations on Obligations

      Restricted Subsidiaries. We will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Obligations (including, without limitation, Acquired Obligations), except for (i) the Subsidiary Guaranties; (ii) Obligations existing on the date of the indenture; (iii) Obligations of ER&T related to the purchase and sale of fuel, capacity, energy (including, but not limited to, electric power, natural gas and coal), environmental credits or entitlements, utility services, fuel, water, related transportation services and other similar or related products and services in the ordinary course; (iv) Obligations of Nuclear related to the purchase and sale of fuel and related transportation services in the ordinary course; (v) Permitted Hedging Obligations; (vi) Obligations incurred in exchange for, or the net proceeds of which are used to refund, refinance, or replace Obligations described under "Limitations on Obligations", provided that the average life of the refinancing Obligations shall not be shorter than the average life of the Obligations being refinanced and the principal amount of the refinancing obligations shall not exceed the principal amount of the Obligations being so refinanced; and (vii) Obligations to us or any other Restricted Subsidiary which are subordinated to the Subsidiary Guaranty with respect to the Senior Notes of the Restricted Subsidiary incurring the Obligations.

      The foregoing notwithstanding, Restricted Subsidiaries may Incur Obligations not otherwise permitted by the preceding paragraph in an aggregate amount outstanding after giving effect to such Incurrence not to exceed at any one time the greater of $250 million or 15% of Consolidated Net Tangible Assets as of the last day of the preceding month.

      Subsidiaries Other Than Restricted Subsidiaries. Except for parental guaranties of debt service reserves, surety bonds, equity guarantees, performance bonds and bid bonds entered into in the ordinary course of business aggregating at any one time not more than $100 million, we shall not permit any Subsidiary that is not a Restricted Subsidiary to, directly or indirectly, Incur any Obligations (including, without limitation, Acquired Obligations) that are recourse to us or any Restricted Subsidiary. (Section 1008 of the indenture.)

      Limitation on Liens

      We may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit to exist any Lien of any kind on or with respect to any Property or interest in our Property or that of any of our Restricted Subsidiaries or any income or profits therefrom (in each case, whether the Property is owned at the date of the indenture or thereafter acquired), unless the Senior Notes are secured equally and ratably with (or prior to) any and all other Obligations secured by the Lien, provided, however, that these restrictions shall not apply to or prevent the creation, incurrence, assumption or existence of Permitted Liens.

      Permitted Liens shall include:

   o  Liens existing on the date of the indenture;

   o Liens to secure or provide for the payment of all or part of the purchase price of any Property or the cost of construction or improvement thereof; provided that no such Lien shall extend to or cover any other of our or our Restricted Subsidiaries' Property;

   o Liens existing on Property at the time such Property is acquired by us or any Restricted Subsidiary; provided that such Liens (x) are not created, Incurred or assumed in contemplation of such Property being acquired and
      (y) do not extend to or cover any other of our or our Restricted Subsidiaries' Property;

   o Liens existing on Property of any entity at the time such entity is merged with or into or consolidated with us or a Restricted Subsidiary; provided that such Liens (x) are not created, Incurred or assumed in contemplation of such merger or consolidation and (y) do not extend to any other of our or our Restricted Subsidiaries' Property;

   o  Liens securing Permitted Hedging Obligations;

   o Liens for taxes, assessments or governmental charges that are not yet delinquent or that are being contested in good faith by any appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate reserve provision, if any, as is required in conformity with GAAP shall have been made;

   o Liens arising by reason of any judgment, decree or order of any court, so long as any such Lien is being contested in good faith and is bonded or such judgment, decree or order does not exceed $50 million, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order have not been finally terminated or the period within which such proceedings may be initiated has not expired;

   o Liens to secure pledges or deposits made in the ordinary course of business in connection with bids, tenders or contracts (other than for payment of indebtedness) or to secure guarantees, statutory or regulatory obligations or surety or performance bonds each made in the ordinary course of business;

   o Liens imposed by law such as carriers', warehousemen's and mechanics' Liens, in each case arising in the ordinary course of business and with respect to amounts not yet due or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as is required in conformity with GAAP shall have been made;

   o Survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties incidental to the conduct of the business or to the ownership of Properties which were not incurred in connection with indebtedness or other extensions of credit and which do not in the aggregate materially and adversely affect the value of the Properties or materially impair their use in the operation of the business;

   o Liens securing letters of credit entered into in the ordinary course of business;

   o Liens to secure pollution control revenue bonds or industrial revenue bonds;

   o  Liens securing Non-Recourse Obligations of Unrestricted Subsidiaries;

   o Liens granted on the capital stock of Unrestricted Subsidiaries for the purpose of securing the Obligations of such Unrestricted Subsidiaries;

   o Liens pursuant to Capitalized Leases or Synthetic Leases permitted to be entered into under the "Limitation on Obligations" covenant;

   o Liens arising by reason of leases and subleases of Property pursuant to a Sale/Leaseback Transaction allowed pursuant to the Sale of Assets covenant that do not materially interfere with the ordinary conduct of our or any of our Restricted Subsidiaries' business;

   o Liens created in connection with worker's compensation, unemployment insurance and other social security statutes or regulations;

   o  Liens by a Wholly-Owned Subsidiary to us or any Restricted Subsidiary;

   o Liens on Property, other than Capital Stock of Restricted Subsidiaries, to secure Obligations so long as the sum of the amount of outstanding Obligations secured by Liens Incurred pursuant to this provision does not exceed the greater of $250 million or 15% of Consolidated Net Tangible Assets as of the end of the most recent fiscal quarter for which financial statements are available; and

   o The replacement, extension or renewal (or successive replacements, extensions or renewals), as a whole or in part, of any Lien or of any agreement referred to above or the replacement, extension or renewal (not exceeding the outstanding principal amount of Indebtedness secured thereby together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of Indebtedness secured thereby; provided that such replacement, extension or renewal is limited to all or part of the same Property that secured the Lien replaced, extended or renewed (plus improvements thereon or additions or accessions thereto).


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

      Guaranty of Senior Notes

      Each initial Subsidiary Guarantor (Fossil, Nuclear and ER&T) has executed and any subsequent Subsidiary Guarantor at or before the time the definition of Subsidiary Guarantor shall be applicable to it, shall execute, a Subsidiary Guaranty of each series of the Senior Notes in substantially the form provided for by the indenture. (Section 1601 of the indenture.)

      Guaranty of ER&T Obligations

      We have executed a guaranty of the Obligations of ER&T substantially in the form provided for by the indenture.

      Payment of Dividends by ER&T to Us

      For so long as we continue to guarantee the Obligations of ER&T, we shall cause ER&T, to the extent permitted by applicable law, to pay, at least quarterly, dividends or distributions to us of the excess cash not then required for its business operations. (Section 1010 of the indenture.)

      Limitation on Dividend and Other Payment Restrictions

      Other than pursuant to the indenture or as otherwise may be required by law, we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or cause to become, or as a result of the acquisition of any Person or Property, or upon any Person becoming a Restricted Subsidiary, remain subject to, any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary to:

      (i)   pay dividends or make any other distributions on its Capital Stock;

      (ii) make payments on any Obligations owed to us or any of our Restricted Subsidiaries;

      (iii) make  loans  or  advances  to  us  or  to  any  of  our   Restricted
            Subsidiaries;

      (iv) transfer any of its Property to us or to any of our Restricted Subsidiaries; or

      (v) make payments under a Subsidiary Guaranty with respect to the Senior Notes.

      The foregoing shall not prohibit:

      (a) encumbrances and restrictions resulting from customary provisions relating to (i) transfers of Property that restrict the subletting or assignment of any lease or (ii) transfers of Property that are contained in licenses and that relate to the Property covered thereby, in each case entered into in the ordinary course of business;

      (b) encumbrances and restrictions on transfers of Property existing on any assets at the time such assets are acquired (or the entity owning such assets is acquired) by any Restricted Subsidiary, whether by merger, consolidation, purchase of such assets or otherwise; provided that such restrictions and encumbrances (i) are not created, Incurred or assumed in contemplation of such assets or entity being acquired by the Restricted Subsidiary and (ii) do not extend to any other assets of the Restricted Subsidiary; and

      (c) restrictions on transfers of Property created in connection with sales or purchases of electricity, energy, capacity, natural gas, coal, ancillary services, environmental credits and/or entitlements, utility services, fuel, water, related transportation services and other similar products and services, in each case, in the ordinary course of business; provided that restrictions arising from any transaction or series of related transactions pursuant to this clause
           (c) shall not be materially more restrictive, taken as a whole, than encumbrances and restrictions customarily accepted as industry standard for similar transactions. (Section 1008 of the indenture.)

      Limitation on Sale of Assets

      Except for a sale of all or substantially all of our assets, as provided in the "Merger, Consolidation or Sale of Assets" covenant, and other than (1) assets required to be sold to conform with government regulations, laws or impositions, (2) sales or dispositions of surplus, obsolete or worn out equipment,


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

(3) sales or dispositions of ownership interests in Unrestricted Subsidiaries, or (4) any other sale or disposition so long as after giving effect to such events, the Rating Agencies shall have confirmed their ratings on our debt securities in effect immediately prior to such sale or disposition, we may not, and may not permit any Restricted Subsidiary to, make any Asset Sale (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other Asset Sales) if, on a pro forma basis, the aggregate net book value of all such Asset Sales during the most recent 12-month period would exceed 15% of Consolidated Net Tangible Assets computed as of the most recent quarter preceding such sale; provided, however, that any such Asset Sale shall be disregarded for purposes of this 15% limitation if the Net Cash Proceeds are within 270 days thereafter (i) invested in a Permitted Business, (ii) used to purchase and retire Obligations ranking equal in right of payment to the Senior Notes or (iii) used to redeem the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued and unpaid interest thereon up to and including the applicable redemption date, plus a make-whole premium equal to, with respect to any Senior Note, the excess of (a) the aggregate present value as of the date of prepayment of the expected future cash flows of the Senior Note (for the avoidance of doubt, these amounts shall include all principal and interest payable with respect to the Senior Note) (exclusive of interest accrued to the date of prepayment) that, but for the prepayment, would have been payable if the prepayment had not been made, determined by discounting such amounts at a rate that is equal to the applicable treasury rate (as defined under "-- Optional Redemption" above) plus 0.30% for the 6 7/8% Senior Notes due 2006, 0.35% for the 7 3/4% Senior Notes due 2011 and 0.40% for the 8 5/8% Senior Notes due 2031 over (b) the aggregate principal amount of the Senior Note then to be prepaid.

      In addition, on a cumulative basis we may not sell or otherwise dispose of more than 25% of the assets or Capital Stock in Fossil, unless Net Cash Proceeds from such sale are invested in other non-nuclear generation assets or the capital stock of entities engaged in fossil generation and related businesses.

      Merger, Consolidation or Sale of Assets

      We may not, directly or indirectly, consolidate or merge with or into (whether or not we are the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets, in one or more related transactions, to another Person unless:

      (i) the Person formed by the consolidation or surviving the merger or the Person that acquires by sale, assignment, transfer, conveyance or other disposition, or that leases, the assets (if other than us) (in each such case, the "Successor Entity"), is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes our obligations under the indenture and the Senior Notes;

      (ii) if any of our or a Restricted Subsidiary's Property or assets would become subject to a Lien other than a Permitted Lien under the "Limitations on Liens" covenant, the Senior Notes shall be equally and ratably secured in accordance with such covenant;

      (iii) immediately after such transaction no event exists that is or with the passage of time or the giving of notice or both would be an Event of Default under the indenture; and

      (iv) each Subsidiary Guarantor shall have by amendment to its Subsidiary Guaranty with respect to the Senior Notes confirmed that its Subsidiary Guaranty shall apply to the obligations of the Successor Entity under the indenture and each series of the Senior Notes. (Section 801 of the indenture.)

Events of Default and Remedies

      Each of the following is an Event of Default under the indenture with respect to any series of the Senior Notes:

      (i) default for five days in the payment when due of interest on any of the exchange notes of such series;


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

      (ii) default in the payment when due of the principal of, or premium, if any, or make-whole amount, on, the exchange notes of such series;

      (iii) failure by us or any Restricted Subsidiary to comply with the provisions described under "Limitation on Sale of Assets" or "Merger, Consolidation or Sale of Assets";

      (iv) failure by us or any Restricted Subsidiary for 60 days after notice by the trustee or to us and to the trustee by the holders of 25% or more in aggregate principal amount of the Senior Notes of such series to comply with any of our agreements in the indenture or the Senior Notes of such series that are not otherwise covered in clauses (i), (ii), (iii), (v), (vi) or (vii);

      (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any of our or any of our Subsidiaries; indebtedness (including indebtedness represented by any other series of debt securities under the indenture or the payment of which is guaranteed by us or by any of our Subsidiaries) (but other than Non-Recourse Obligations) whether such indebtedness or guaranty now exists or is created after the date of the indenture, which default (a) is caused by a failure to pay the principal of such indebtedness at the stated maturity of such indebtedness after the expiration of grace periods provided in the indebtedness (a "Payment Default") or (b) has resulted in the acceleration of the indebtedness prior to its stated maturity; and, in each case the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

      (vi) failure by us or any of our Restricted Subsidiaries to pay one or more final judgments not otherwise covered by insurance aggregating in excess of $50.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

      (vii) certain events of bankruptcy or insolvency with respect to us or any of our Restricted Subsidiaries. (Section 501 of the indenture.)

      Additional series of debt securities issued under the indenture may specify other events of default for such series of debt securities.

      We are required to file with the trustee, annually, an officer's certificate as to our compliance with all conditions and covenants under the indenture. (Section 1011 of the indenture.) The indenture provides that the trustee may withhold notice to the holders of debt securities of a series, including each series of the Senior Notes, of any default (except payment defaults on the debt securities of that series) if it considers it in the interest of the holders of debt securities of the series to do so. (Section 601 of the indenture.)

      If an Event of Default (other than an Event of Default occasioned by our or any of our Restricted Subsidiaries' bankruptcy or insolvency) with respect to debt securities of a series, including any series of the Senior Notes, has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding debt securities of that series may declare the principal (or, if the debt securities of that series are issued with original issue discount or are "indexed debt securities" (i.e., debt securities, the interest and principal payments on which are determined by reference to a particular index, such as a foreign currency or commodity), such portion of the principal as may be specified in the terms of those debt securities) of all of the debt securities of that series to be due and payable immediately, by a notice in writing to us.
(Section 502 of the indenture.)

      If an Event of Default occasioned by our or any of our Restricted Subsidiaries' bankruptcy or insolvency occurs, the principal of and interest on all debt securities, including each series of the Senior Notes, shall, ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of debt securities.

      Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default with respect to debt securities of any series, including any series of the Senior Notes, has occurred and is continuing, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of the holders of debt securities of that series, unless those holders have offered the trustee indemnity satisfactory to the trustee against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 507 of the indenture.)

      Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series of debt securities, including each series of the Senior Notes, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 512 of the indenture.)

      The holders of a majority in principal amount of the outstanding debt securities of a series, including each series of the Senior Notes, may, on behalf of the holders of all debt securities of such series and any related coupons, waive any past default under the indenture with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest, if any, on or additional amounts payable in respect of any debt security of such series or any related coupons or (ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected thereby. (Section 513 of the indenture.)

Definitions

      "Acquired Obligations" means, with respect to any Person, (i) Obligations of any other Person existing at the time the other Person is merged with or into or became a Subsidiary of the Person, including, without limitation, Obligations Incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Subsidiary of the Person; and (ii) Obligations secured by a Lien encumbering any asset acquired by the Person at the time the asset is acquired by the Person.

      "Asset Sale" means any sale, transfer, conveyance, lease or other disposition (including by way of merger, consolidation or sale-leaseback) by us or any of our Restricted Subsidiaries to any Person (other than to us or a Restricted Subsidiary of ours and other than in the ordinary course of business) of any Capital Stock or other Property of ours or of any of our Restricted Subsidiaries (including Capital Stock of Subsidiaries). The term "Asset Sale" will not include (i) any sale, transfer, conveyance, lease or other disposition of Property governed by the "Merger, Consolidation or Sale of Assets" covenant and (ii) any transaction or series of related transactions consisting of the sale, transfer, conveyance, lease or other disposition of Capital Stock or other Property with a Fair Market Value aggregating less than $50 million in any fiscal year. The term "Asset Sale" also will not include (a) the grant of or realization upon a Lien permitted under the "Limitation on Liens" covenant or the exercise of remedies thereunder and (b) sales of fuel, capacity, energy (including, but not limited to, electric power, natural gas and coal), environmental credits or entitlements, related transportation services and other related services by ER&T and its Permitted Hedging Obligations as permitted by the "Limitation on Obligations" covenant.

      "Attributable Debt" means with respect to any Sale/Leaseback Transaction, at the time of determination, the present value (discounted at the interest rate borne by the Senior Notes, compounded annually) of the total Obligations of the lessee for rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction (including any period for which the lease has been extended).

      "Board of Directors" means either the Board of Directors of PSEG Power or any duly authorized committee of such Board.

      "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Newark, New Jersey and The City of New York are authorized or obligated by law or executive order to close.

      "Capital Stock" means (i) in the case of a corporation,  corporate  stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or


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

participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      "Capitalized Lease" means as applied to any Person, any lease of any Property of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person, and "Capitalized Lease Obligation" means the rental obligations, as aforesaid, under such lease.

      "Commodity Trading Obligations," with respect to any Person, means the Obligations of such Person under (i) any commodity swap agreement, commodity future agreement, commodity option agreement, commodity cap agreement, commodity floor agreement, commodity collar agreement, commodity hedge agreement, and any put, call or other agreement or arrangement, or combination thereof, designed to protect such Person against fluctuations in commodity prices or (ii) any commodity swap agreement, commodity future agreement, commodity option agreement, commodity hedge agreement, and any put, call or other agreement or arrangement, or combination thereof (including an agreement or arrangement to hedge foreign exchange risks) in respect of commodities entered into by us pursuant to asset optimization and risk management policies and procedures adopted in good faith by the Board of Directors.

      "Consolidated Current Liabilities," as of the date of determination, means the aggregate amount of our and our Restricted Subsidiaries' liabilities on a consolidated basis which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating (i) all inter-company items between us and any consolidated Restricted Subsidiary, (ii) all current maturities of long-term indebtedness, all as determined in accordance with GAAP and (iii) all liabilities attributable to Subsidiaries that are not Restricted Subsidiaries.

      "Consolidated Net Tangible Assets" means, as of any date of determination, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) of us and our Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, consistently applied, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

   o  Consolidated Current Liabilities;

   o excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

   o unamortized debt discount and expense and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

   o  treasury stock;

   o any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

   o  all  assets   attributable  to   Subsidiaries   that  are  not  Restricted
      Subsidiaries (including Capital Stock thereof), except to the extent of dividends or distributions received from such Subsidiaries.

      "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

      "Event of Default" has the meaning specified in Section 501 of the indenture.

      "Fair Market Value" means the price that would be paid by a purchaser to a seller in an arm's-length transaction.

      "GAAP" means generally accepted accounting principles in the United States applied on a basis consistent with the principles, methods, procedures and practices employed in the preparation of our audited financial statements, including, without limitation, those set forth in the opinions and


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pronouncements of the Accounting  Principles Board of the American  Institute of
Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

      "Hedging Obligations" means, with respect to any Person, the obligations of such Person under any interest rate or currency swap agreement, interest rate or currency future agreement, interest rate cap or collar agreement, interest rate or currency hedge agreement, and any put, call or other agreement or arrangement designed to protect such Person against fluctuations in interest rates or currency exchange rates.

      "Incur" means, with respect to any Obligation, to directly or indirectly create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for payment of, contingently or otherwise, such Obligation. The term "Incurrence" has a corresponding meaning.

      "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

      "Net Cash Proceeds" from an Asset Sale is defined to mean cash payments received (including any cash payments received by way of a payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received (including any cash received upon sale or disposition of any such note or receivable), excluding any other consideration received in the form of assumption by the acquiring Person of Obligations relating to the Property disposed of in such Asset Sale or received in any form other than cash) therefrom, in each case, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses of any kind (including consent and waiver fees and any applicable premiums, earn-out or working interest payments or payments in lieu or in termination thereof) Incurred, (ii) all federal, state, provincial, foreign and local taxes and other governmental charges required to be accrued as a liability under GAAP as a consequence of such Asset Sale, (iii) a reasonable reserve for the after-tax cost of any indemnification payments (fixed and contingent) attributable to seller's indemnities to the purchaser undertaken by us or any of our Subsidiaries in connection with such Asset Sale, (iv) all payments made on any Obligation that is secured by such Property, in accordance with the terms of any Lien upon or with respect to such Property, or that must by its terms or by applicable law or in order to obtain a required consent or waiver be repaid out of the proceeds from or in connection with such Asset Sale and (v) all distributions and other payments made to holders of Capital Stock of Subsidiaries (other than us or our Restricted Subsidiaries) as a result of such Asset Sale.

      "Non-Recourse Obligation" means, with respect to any Person, any financing that is or was Incurred with respect to the development, acquisition, design, engineering, procurement, construction, operation, ownership, servicing or management of one or more facilities used or useful in a Permitted Business in respect of which such Person has a direct or indirect interest, provided that such financing is without recourse to any Person or Property other than to (i) the Property that constitutes such facilities together with contracts, permits, licenses, reserves and other items related to such facilities, (ii) the income from and proceeds of such facilities, (iii) the Capital Stock of, and other investments in, the Person that owns the Property that constitutes any such facilities and (iv) the Capital Stock of, and other investments in, any Person obligated with respect to such financing and of any Subsidiary of such Person that owns a direct or indirect interest in any such facilities.

      "Obligations" of any Person shall mean at any date,  without  duplication,
(i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all obligations of such Person arising under any conditional sale or other title retention arrangement or otherwise to pay the deferred purchase price of Property or services, (iv) all obligations of such Person Incurred in respect of Attributable Debt associated with any Sale/Leaseback Transaction, Capitalized Lease or Synthetic Lease, (v) all obligations of such Person


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

under letters of credit, (vi) all obligations of such Person under trade or bankers' acceptances, (vii) all obligations of such Person under Hedging Obligations and Commodity Trading Obligations, (viii) trade payables in respect of fuel, labor, supplies or other materials or services or the obligation to provide power, (ix) Preferred Stock and Redeemable Stock issued to any Person other than us or a Restricted Subsidiary, (x) all obligations of others secured by a Lien on any asset of such Person, whether or not such obligations are assumed by such Person and (xi) all obligations of others to the extent guaranteed by such Person. The amount of any obligation shall be deemed to be the amount equal to the stated or determinable amount thereof or, if not stated or determinable, the maximum probable liability thereunder as determined by us in good faith.

      "Permitted Business" means any business in which we or any of our Subsidiaries are engaged on the date of the indenture or any other power or energy-related business, including the business of acquiring, developing, owning or operating electric power or thermal energy generation or cogeneration facilities, electric power transmission, fuel supply and fuel transportation facilities, together with their related power supply, thermal energy and fuel contracts and other facilities, services or goods that are ancillary, incidental, complementary or reasonably related to the marketing, trading, development, construction or management servicing, ownership or operation of the foregoing.

      "Permitted Hedging Obligations" of any Person shall mean (i) Hedging Obligations entered into in the ordinary course of business and in accordance with such Person's established risk management policies that are designed to protect such Person against, among other things, fluctuations in interest rates or currency exchange rates and which in the case of agreements relating to interest rates shall have a notional amount no greater than the payments due with respect to the Obligations being hedged thereby and (ii) Commodity Trading Obligations.

      "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

      "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) or preferred or preference stock of such Person that is outstanding or issued on or after the date of original issuance of the original notes.

      "Property" of any Person is defined to mean all types of real, personal, tangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person under GAAP.

      "Rating Agencies" means Moody's Investors Service Inc., Standard & Poor's Ratings Services, Fitch Inc. and any successor thereof.

      "Redeemable Stock" is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Senior Notes, (ii) redeemable at the option of the holder of such Capital Stock at any time prior to the Stated Maturity of the Senior Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Obligations having a scheduled maturity prior to the Stated Maturity of the Senior Notes.

      "Restricted Subsidiary" means only PSEG Fossil LLC, PSEG Nuclear LLC, PSEG Energy Resources & Trade LLC and each other of our Subsidiaries that executes a Subsidiary Guaranty with respect to the Senior Notes and is subsequently designated by the Board of Directors by written notice to the trustee as a Restricted Subsidiary.

      "Sale/Leaseback Transaction" means an arrangement relating to Property now owned or hereafter acquired whereby we or one of our Subsidiaries transfers the Property to a Person and leases it back from that Person, other than leases for a term of not more than 12 months or between us and one of our Wholly-Owned Subsidiaries that is a Restricted Subsidiary or between Wholly-Owned Subsidiaries that are Restricted Subsidiaries.

      "Stated Maturity" means with respect to any Senior Note or any installment of interest thereon, the date specified in such Senior Note as the fixed date on which any principal of such Senior Note or any such installment of interest is due and payable.


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

      "Subsidiary" means, with respect to any Person, (i) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership
(a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

      "Subsidiary Guarantor" means all current and subsequently designated Restricted Subsidiaries.

      "Subsidiary Guaranty" means a guaranty of a Subsidiary Guarantor in favor of the trustee for the benefit of the holders of the Senior Notes in substantially the form provided for by the indenture or a guaranty of a Subsidiary Guarantor of any other of our Obligations.

      "Synthetic Lease" means (i) a lease pursuant to which the lessee is treated as the owner of the Property subject to the lease for tax purposes, whether or not such lease is treated as an operating lease for accounting purposes or (ii) a lease treated as an operating lease for accounting purposes but having at least three of the following characteristics, (a) the term of the lease, inclusive of all renewal periods at the lessee's option, is greater than 75% of the useful life of the Property subject to the lease as estimated at the inception of the Lease, (b) the lessee has the right to purchase such Property at a fixed price, (c) the lessee's payments under the lease are calculated to amortize and service the debt of the lessor incurred in order to acquire the asset and (d) the lessor obtains 80% or more of the cost of the asset from borrowed funds.

      "Unrestricted Subsidiary" means a Subsidiary that is not a Restricted Subsidiary.

      "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

      "Weighted Average Life to Maturity" means, when applied to any Obligations at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Obligations into (ii) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the numbers of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

      "Wholly-Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by us and/or one or more of our Wholly-Owned Subsidiaries.

Reports and Rule 144A Information Requirement

      We must file with the trustee, within 30 days of filing them with the SEC, copies of the current, quarterly and annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If we are not subject to the requirements of Section 13 or 15(d) of the Exchange Act, we must nevertheless file with the SEC (if permitted) and the trustee, on the date upon which we would have been required to file with the SEC, current, quarterly and annual financial statements, including any notes thereto (and with respect to annual reports, an auditor's report by a firm of established national reputation, upon which the trustee may conclusively rely), and a "Management's Discussion and Analysis of Financial Condition and Results of Operations," both comparable to that which we would have been required to include in such current, quarterly and annual reports, information, documents or other reports on Forms 8-K, 10-Q and 10-K if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act; provided that we will not be required to register under the Exchange Act by virtue of this provision, if not otherwise required to do so.


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

      We have agreed to furnish to the holders of the Senior Notes and prospective purchasers of the Senior Notes designated by holders of the Senior Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Senior Notes are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act (assuming such Senior Notes have not been owned by an affiliate of ours).

No Personal Liability of Directors, Officers, Employees and Members

      No past, present or future director, officer, employee, or member, as such, shall have any liability for any of our obligations under the Senior Notes and the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting an exchange note waives and releases all such liability as part of the consideration for issuance of the exchange notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy. (Section 113 of the indenture.)

Satisfaction and Discharge

      According to the terms of the indenture, we may discharge certain obligations to holders of any series of debt securities, including any series of the exchange notes, that have not already been delivered to the trustee for cancellation and that either have become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such debt securities for principal (and premium, if any) and interest, if any, and any additional amounts with respect thereto, to the date of such deposit (if the debt securities have become due and payable) or to the maturity date or redemption date, as the case may be. (Section 401 of the indenture.)

Legal Defeasance and Covenant Defeasance

      The indenture provides that, if the provisions of Article Fourteen of the indenture are made applicable to the debt securities of or within any series, including any series of the exchange notes, and any related coupons pursuant to
Section 301 thereunder, we may elect either (a) to defease and be discharged from any and all obligations with respect to such debt securities and any related coupons (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities and any related coupons, to replace temporary or mutilated, destroyed, lost or stolen debt securities and any related coupons, to maintain an office or agency in respect of such debt securities and any related coupons, and to hold moneys for payment in trust) (defeasance) (Section 1402 of the indenture) or (b) to be released from our obligations under any covenant specified pursuant to Section 301 with respect to such debt securities and any related coupons, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such debt securities and any related coupons (covenant defeasance) (Section 1403 of the indenture), in either case upon the irrevocable deposit by us with the trustee (or other qualifying trustee), in trust, of (i) an amount in United States Dollars, (ii) Government Obligations (as defined below) applicable to such debt securities and coupons that through the payment of principal and interest in accordance with their terms will provide money in an amount, or
(iii) a combination thereof in an amount, sufficient to pay the principal of (and premium, if any) and interest, if any, on such debt securities and any related coupons, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

      Such a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of such debt securities and any related coupons will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. The opinion of counsel in the case of defeasance under clause (a) above must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. (Section 1404 of the indenture.)


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

      "Government Obligations" means securities which are (i) direct obligations of the United States or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which are not callable or redeemable at the option of the issuer of that obligation. Government Obligations also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from the amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt. (Section 101 of the indenture.)

      In the event we effect covenant defeasance with respect to any debt securities and any related coupons and such debt securities and coupons are declared due and payable because of the occurrence of any event of default (other than the events of default described in clause (iii) under "Events of Default and Remedies" which provisions would no longer be applicable to such debt securities and coupons), the amount of Government Obligations and funds on deposit with the trustee will be sufficient to pay amounts due on such debt securities and coupons at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities and coupons at the time of the acceleration resulting from such event of default. In such case, we would remain liable to make payment of such amount due at the time of acceleration. (Section 501 of the indenture.)

      If the trustee or any paying agent is unable to apply any money in accordance with the indenture by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then our obligations under the indenture and such debt securities and any related coupons shall be revived and reinstated as though no deposit had occurred pursuant to the indenture, until such time as such trustee or paying agent is permitted to apply all such money in accordance with the Indenture; provided, however, that if we make any payment of principal of (or premium, if any) or interest, if any, on any such debt security or any related coupon following the reinstatement of its obligations, we shall be subrogated to the rights of the holders of such debt securities and any related coupons to receive such payment from the money held by such trustee or paying agent.

Amendment, Supplement and Waiver

      We and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of all outstanding debt securities that are affected by the modification or amendment; provided that no modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby, among other things:

   o change the stated maturity date of the principal of (or premium, if any, on) or any installment of principal of or interest on any debt security;

   o reduce the principal amount of, or the rate or amount of interest in respect of, or any premium payable upon the redemption of, any debt security;

   o  change the rate, or manner of calculating the rate, of interest;

   o change any of our obligations to pay additional amounts in respect of any debt security;

   o reduce the portion of the principal of a debt security issued with the original issue discount or an indexed debt security that would be due and payable upon a declaration of acceleration of the maturity of the debt security or provable in bankruptcy;

   o adversely affect any right of repayment at the option of the holder of any such debt security;

   o change the Place of Payment of principal of, or any premium or interest on, the debt security;

   o impair the right to institute suit for the enforcement of any payment on or after the stated maturity date of the debt security or on or after any redemption date or repayment date for the debt security;


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   o  adversely affect any right to convert or exchange any debt security;

   o reduce the percentage in principal amount of such outstanding debt securities, the consent of whose holders is required to amend or waive compliance with certain provisions of the indenture or to waive certain defaults under the indenture;

   o  reduce the requirements for voting or quorum described below; or

   o modify any of the foregoing requirements or any of the provisions relating to waiving past defaults or compliance with certain restrictive provisions, except to increase the percentage of holders required to effect waiver or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each debt security affected by the modification or waiver. (Section 902 of the indenture.) The trustee and we may modify and amend the indenture without the consent of any holder, for any of the following purposes:

   o  to evidence the  succession of another  person to us and the assumption by
      any  successor  of  our  covenants   under  the  indenture  and  the  debt
      securities;

   o to add to our covenants for the benefit of the holders of all or any series of debt securities issued under the indenture, including any series of the exchange notes, and any related coupons or to surrender any right or power conferred upon us by the indenture;

   o to add events of default for the benefit of the holders of all or any series of debt securities, including any series of the exchange notes, issued under the indenture;

   o to add to or change any provisions of the indenture to facilitate the issuance of, or to liberalize the terms of, debt securities issued in bearer form or to permit or facilitate the issuance of debt securities in uncertificated form, provided that any such actions do not adversely affect the interests of the holders of the debt securities issued under the indenture or any related coupons in any material respect;

   o to change or eliminate any provisions of the indenture, provided that any change or elimination of this nature will become effective only when there are no debt securities outstanding of any series created prior to the change or elimination of the provisions which are entitled to the benefit of the provisions;

   o to secure the debt securities, including any series of the exchange notes, under the indenture pursuant to the "Limitations on Liens" covenant of the indenture, or otherwise;

   o to establish the form or terms of debt securities of any series and any related coupons;

   o to evidence and provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

   o to cure an ambiguity, defect or inconsistency in the indenture, provided such action does not adversely affect the interests of holders of debt securities of a series, including any series of the exchange notes, issued under the indenture or any related coupons in any material way; or

   o to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities issued under the indenture, including any series of the exchange notes, provided that the action does not adversely affect the interests of the holders of the debt securities of that series, including the applicable series of the exchange notes, and any related coupons in any material way. (Section 901 of the indenture.)

      In determining whether the holders of the requisite principal amount of outstanding debt securities have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture or whether a quorum is present at a meeting of holders of debt securities thereunder:

   o the principal amount of a debt security issued with original issue discount that will be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity of the debt security;


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

   o the principal amount of an indexed debt security that may be counted in making the determination of calculation and that will be deemed outstanding will be equal to the principal face amount of the indexed debt security at original issuance, unless otherwise provided pursuant to
      Section 301 of the indenture; and

   o Debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor shall be disregarded. (Section 101 of the indenture.)

      The indenture contains provisions for convening meetings of the holders of debt securities of a series if debt securities of that series are issuable in bearer form. (Section 1501 of the indenture.) A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding debt securities of that series, in any such case upon notice given as provided in the indenture. (Section 1502 of the indenture.) Except for any consent that must be given by the holder of each debt security, as described above, any resolution presented at a meeting (or an adjourned meeting duly reconvened) at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of outstanding debt securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority in principal amount of outstanding debt securities of a series may be adopted at a meeting (or an adjourned meeting duly reconvened) at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of the holders of debt securities of a series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; provided, however, that, if any action is to be taken at a meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing the specified percentage in principal amount of the outstanding debt securities of that series will constitute a quorum. (Section 1504 of the indenture.)

      Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of debt securities of a series, including any series of the exchange notes, with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by the action or of the holders of that series and one or more additional series:

   o  there shall be no minimum quorum requirement for that meeting and

   o the principal amount of the outstanding debt securities of the series that vote in favor of request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture. (Section 1504 of the indenture.)

Concerning the Trustee

      The Bank of New York is the trustee under the indenture.

      The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of Senior Notes, unless such Holder will have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense. The trustee may resign at any time with respect to a series of securities by written notice in accordance with the indenture. In addition, the trustee may be removed upon the


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

happening of certain events specified in the indenture. Following any resignation or removal of the trustee, our Board of Directors will promptly appoint a successor trustee with respect to the securities affected in accordance with the indenture.

Book-Entry, Delivery and Form

      The certificates representing the exchange notes will be in fully registered, global form without interest coupons.

      Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      So long as DTC or its nominee is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the exchange notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, Euroclear or Clearstream.

      Payments of the principal of and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee, or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Notes will credit participants, accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such Global Notes, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers.
Such payments will be the responsibility of such participants.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of Senior Notes. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

      Neither the trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their
respective   obligations   under  the  rules  and  procedures   governing  their
operations.

      If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed within 90 days, we will issue definitive, certificated Senior Notes in exchange for the Global Notes.

      Euroclear has advised us as follows: Euroclear was created in 1968 to hold securities for its participants and to clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

      The Euroclear Operator was granted a banking license by the Belgian Banking and Finance Commission in 2000, authorizing it to carry out banking activities on a global basis. It took over operation of Euroclear from the Brussels, Belgium office of Morgan Guaranty Trust Company of New York on December 31, 2000.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

      Distributions with respect to exchange notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by Euroclear.

      Clearstream has advised us as follows: Clearstream is incorporated under the laws of The Grand Duchy of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are financial institutions around the world, including securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

      Distributions with respect to exchange notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

                        FEDERAL INCOME TAX CONSIDERATIONS
General

      The following is a summary of the material United States federal income tax consequences resulting from the exchange offer and from the ownership of the exchange notes. It deals only with exchange notes held as capital assets and not with special classes of noteholders, such as dealers in securities or currencies, life insurance companies, tax exempt entities, and persons that hold an exchange note in connection with an arrangement that completely or partially hedges the exchange note. The discussion is based upon the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified so as to produce federal income tax consequences different from those discussed below. The information contained in this section has been passed upon for us by James T. Foran, Esquire, Associate General Counsel of PSEG. We have received an opinion from Mr. Foran regarding the material federal income tax consequences of the exchange offer.

      Noteholders tendering their original notes or prospective purchasers of exchange notes should consult their own tax advisors concerning the United
States federal income tax and any state or local income or franchise tax consequences in their particular situations and any consequences under the laws of any other taxing jurisdiction.

Consequences of Tendering Original Notes

      The exchange of original notes for the exchange notes pursuant to the exchange offer will not be treated as an "exchange" for United States federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the original notes. Rather, the exchange notes received by a noteholder will be treated as a continuation of the original notes in the hands of such noteholder. As a result, there will be no United States federal income tax consequences to noteholders exchanging the original notes for the exchange notes pursuant to the exchange offer. The noteholder must continue to include stated interest in income as if the exchange had not occurred. The adjusted basis and holding period of the exchange notes for any noteholder will be the same as the adjusted basis and holding period of the original notes. Similarly, there would be no United States federal income tax consequences to a holder of original notes that does not participate in the exchange offer.

United States Holders

      For purposes of this discussion, a "United States Holder" means:

      (1) a citizen or resident of the United States;

      (2) a partnership, corporation or other entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the law of the United States or of any State of the United States including the District of Columbia;

      (3) an estate the income of which is subject to United States federal income tax regardless of its source;

      (4) a trust, if either:

           (a) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust; or

            (b) the trust was in existence on August 20, 1996 and elected to be treated as a United States person at all times thereafter;

      (5) any other person that is subject to United States federal income tax on interest income derived from a note as a result of such income being effectively connected with the conduct by such person of a trade or business within the United States; or

      (6) certain former citizens of the United States whose income and gain on the exchange notes will be subject to U.S. income tax.

      Payments of Interest

      Interest on an exchange note will be taxable to a United States Holder as ordinary interest income at the time it is received or accrued, depending on the noteholder's method of accounting for tax purposes.

      Disposition of an Exchange Note

      Upon the sale, exchange or retirement of an exchange note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be treated as ordinary income) and such holder's adjusted basis in the exchange note. Such gain or loss generally will be long-term capital gain or loss if the holder's holding period in the exchange note was more than one year at the time of disposition.

      Backup Withholding and Information Reporting

      In general, information reporting requirements will apply with respect to non-corporate United States Holders to payments of principal and interest on an exchange note and the proceeds of the sale of an exchange note before maturity. A "backup withholding" tax (currently 30.5%) will apply to such payments if the United States Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

Payments to United States Aliens

      As used herein, a "United States Alien" is a person or entity that, for United States federal income tax purposes, is not a United States Holder (as defined above).

      Under current United States federal income and estate tax law:

      (1) payments of principal and interest on an exchange note by us or any paying agent to a noteholder that is a United States Alien will not be subject to withholding of United States federal income tax, provided that the noteholder:

            (a) does not actually or constructively own 10% or more of the combined voting power of our stock;

            (b) is not a controlled foreign corporation related to us through stock ownership;

            (c)  is  not  a  bank  receiving   interest   described  in  Section
      881(c)(3)(A) of the Internal Revenue Code; and

            (d) provides a statement, under penalties of perjury (such as Form W-8BEN), to us that the holder is a United States Alien and provides its name and address;

      (2) a noteholder that is a United States Alien will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of such note, unless:

            (a) the gain is effectively connected with the conduct of a trade or business within the United States by the United States Alien; or

            (b) in the case of a United States Alien who is a nonresident alien individual and holds the exchange note as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met; and

      (3) an exchange note will not be subject to United States federal estate tax as a result of the death of a noteholder who is not a citizen or resident of the United States at the time of death, provided that:

            (a) such noteholder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock; and,

            (b) at the time of such noteholder's death, payments of interest on such exchange note would not have been effectively connected with the conduct by such noteholder of a trade or business in the United States.

      United States information reporting requirements and backup withholding tax will not apply to payments on an exchange note made outside the United States by us or any paying agent (acting in its capacity as such) to a noteholder that is a United States Alien provided that a statement described in(1)(c) above has been received and neither we nor our paying agent has actual knowledge that the payee is not a United States Alien.

      Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of an exchange note effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury regulations), provided that such broker:

      (1) is a United States Alien;

      (2) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States; and

      (3) is not a controlled foreign corporation as to the United States (a person described in (1), (2) and (3) above being hereinafter referred to as a "foreign controlled person"). Payment of the proceeds of the sale of an exchange note effected outside the United States by a foreign office of any broker that is not a foreign controlled person will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a United States Alien and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

                              PLAN OF DISTRIBUTION

      We are making the exchange offer in reliance on the position of the staff of the Division of Corporation Finance of the SEC as defined in certain interpretive letters issued to third parties in other transactions.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 90 days after the exchange offer has been completed, we will make this prospectus, as amended or supplemented, available to any broker-dealer that reasonably requests such document for use in connection with any such resale. Broker dealers who acquired original notes directly from us may not rely on the staff's interpretations and must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as a selling security holder, in order to resell the original notes or the exchange notes.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of 90 days after the exchange offer has been completed, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such document in the letter of transmittal. We have agreed to pay certain expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

      By acceptance of this exchange offer, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or requires the making of any changes in the prospectus in order to make the statements therein
not   misleading   (which
notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and have furnished copies of the amended or supplemental prospectus to such broker-dealer.

                        LISTING AND GENERAL INFORMATION

      The original notes are listed on the Luxembourg Stock Exchange. Application has been made to list the exchange notes on the Luxembourg Stock Exchange. In connection with such application, (i) a legal notice relating to the issue of the notes, (ii) copies of the resolutions of our Board of Directors of the Company authorizing the issue of the notes and (iii) copies of the Company's Certificate of Formation and Limited Liability Company Agreement were filed with the Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissenment a Luxembourg) where such documents may be examined free of charge and copies may be obtained. At the date hereof we do not intend to list the exchange notes on any other stock exchange. For so long as any of the exchange notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent and transfer agent in Luxembourg.

      Except as disclosed herein, we are not involved in any litigation or arbitration proceedings relating to claims on amounts which are material in the context of the issue of the exchange notes, nor, so far as we are aware, is any such litigation or arbitration involving it pending or threatened.

      The transactions described herein have been authorized by us in our Certificate of Formation and Limited Liability Company Agreement, and the issuance of the notes was originally authorized by our Sale and Pricing Committee by a resolution passed on April 9, 2001.

      The exchange notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg and have the following identification numbers:

                             6 7/8% exchange notes:

          CUSIP
         Number                    ISIN Number              Common Code
         ------                    -----------              -----------

       69362B AC 6                US69362BAC63                13734950

                             7 3/4% exchange notes:

          CUSIP
         Number                    ISIN Number              Common Code
         ------                    -----------              -----------

       69362B AF 9                US69362BAF94                13734976

                             8 5/8% exchange notes:

          CUSIP
         Number                    ISIN Number              Common Code
         ------                    -----------              -----------

       69362B AJ 1                US69362BAJ17                13734984

      Copies of the following documents will be available for inspection at (and, in the case of e, f and g below, for collection (free of charge) from) the offices of the listing agent, Kredietbank S.A. Luxembourgeoise ("Kredietbank"), the registered offices of the Company and the Paying Agent, whose addresses are shown elsewhere in this Preliminary Offering Circular, as well as the offices of the Trustee during normal business hours for so long as the exchange notes are outstanding.

      a) the transaction documents prepared in connection with the issuance of the original notes, including the Purchase Agreement and the Registration Rights Agreement;

      b)    our   Certificate  of  Formation  and  Limited   Liability   Company
            Agreement;

      c)    the Board Resolutions and authorizations referred to above;

      d)    Global Note Certificate;

      e)    the Indenture;

      f)    our consolidated audited financial statements; and

      g)    our most recently published  consolidated and  non-consolidated  (if any) audited annual financial statements (we do not currently publish non-consolidated audited financial statements) and our most recently published quarterly interim financial statements, as soon as practicable after their publication.

                                 LEGAL OPINIONS

      The validity of the exchange notes will be passed upon for us by James T. Foran, Esquire, Associate General Counsel of PSEG. The information contained in "Federal Income Tax Considerations" has been passed upon for us by Mr. Foran.

                                     EXPERTS

      The financial statements of PSEG Power LLC as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          Index to Financial Statements

                                                                           Page
                                                                           ----
Independent Auditors' Report ...........................................   F-2

Consolidated Statements of Income ......................................   F-3

Consolidated Balance Sheets ............................................   F-4

Consolidated Statements of Cash Flows ..................................   F-6

Consolidated Statements of Capitalization and Member's Equity ..........   F-7

Notes to Consolidated Financial Statements .............................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
   PSEG Power LLC:

      We have audited the accompanying consolidated balance sheets of PSEG Power LLC (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, capitalization and member's equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Parsippany, New Jersey
March 21, 2001

                                 PSEG POWER LLC
                        CONSOLIDATED STATEMENTS OF INCOME

                              (Millions of Dollars)

                                                   For the Six Months                For the Years Ended
                                                     Ended June 30,                      December 31,
                                               ------------------------       --------------------------------
                                                     2001         2000         2000        1999          1998
                                                    ------       ------       ------      -------       ------
                                                       (unaudited)
OPERATING REVENUES
  Generation ..................................     $1,159       $1,070       $2,203      $ 2,652       $2,551
  Trading .....................................      1,161        1,303        2,724        1,842        1,877
                                                    ------       ------       ------      -------       ------
     Total Operating Revenues .................      2,320        2,373        4,927        4,494        4,428
OPERATING EXPENSES
  Energy Costs ................................        385          341          719          831          945
  Trading Costs ...............................      1,083        1,260        2,647        1,800        1,854
  Operation and Maintenance ...................        349          325          686          689          584
  Depreciation and Amortization ...............         55           68          136          224          381
  Taxes Other Than Income Taxes ...............         11            9           27           19           30
                                                    ------       ------       ------      -------       ------
     Total Operating Expenses .................      1,883        2,003        4,215        3,563        3,794
                                                    ------       ------       ------      -------       ------
OPERATING INCOME ..............................        437          370          712          931          634

Other Income and Deductions ...................         (2)           7            7           --           --
Interest Expense ..............................         89           43          198          112          216
Preferred Securities Dividend
  Requirements of Subsidiaries                          --           --           --           12           25
                                                    ------       ------       ------      -------       ------
INCOME BEFORE INCOME TAXES
  AND EXTRAORDINARY ITEM ......................        346          334          521          807          393

INCOME TAXES ..................................        140          136          208          291          156
                                                    ------       ------       ------      -------       ------
INCOME BEFORE EXTRAORDINARY
  ITEM ........................................        206          198          313          516          237
  Extraordinary Item (Net of Tax
   of $2,002) .................................         --           --           --       (3,204)          --
                                                    ------       ------       ------      -------       ------
NET INCOME (LOSS) .............................        206          198          313       (2,688)         237
  Preferred Stock Dividend
   Requirements ...............................         --           --           --            3            5
                                                    ------       ------       ------      -------       ------
EARNINGS (LOSS) AVAILABLE TO
  PUBLIC SERVICE ENTERPRISE
  GROUP INCORPORATED ..........................     $  206       $  198       $  313      $(2,691)      $  232
                                                    ======       ======       ======      =======       ======

See Notes to Consolidated Financial Statements.

                                 PSEG POWER LLC
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                              (Millions of Dollars)

                                                                                        December 31,
                                                               June 30,           ------------------------
                                                                 2001              2000              1999
                                                                -------           -------          -------
                                                              (unaudited)
ASSETS
Current Assets:
  Cash and Cash Equivalents ...............................      $    9            $   20           $   77
  Accounts Receivable .....................................         255               272              195
  Accounts Receivable-Affiliated Companies ................         186               159              179
  Materials and Supplies, net of valuation
   reserves (2001, $9, 2000 and 1999, $11) ................         108               107               88
  Fuel ....................................................          57                58               47
  Prepayments .............................................          15                10                4
  Energy Trading Contracts ................................         336               799               73
  Other ...................................................          10                 2                3
                                                                 ------            ------           ------
     Total Current Assets .................................         976             1,427              666

Property, Plant and Equipment .............................       3,500             2,705            2,289
  Less: Accumulated depreciation and amortization .........      (1,193)           (1,070)          (1,015)
                                                                 ------            ------           ------
     Net Property, Plant & Equipment ......................       2,307             1,635            1,274
                                                                 ------            ------           ------

Noncurrent Assets:
  Nuclear Decommissioning Fund ............................         723               716              631
  Deferred Income Taxes ...................................         664               676              608
  Other ...................................................         160                76              122
                                                                 ------            ------           ------
     Total Noncurrent Assets .............................        1,547             1,468            1,361
                                                                 ------            ------           ------
TOTAL ASSETS .............................................       $4,830            $4,530           $3,301
                                                                 ======            ======           ======

See Notes to Consolidated Financial Statements.

                                 PSEG POWER LLC
                           CONSOLIDATED BALANCE SHEETS
                 LIABILITIES, CAPITALIZATION AND MEMBER'S EQUITY

                              (Millions of Dollars)

                                                                                        December 31,
                                                                 June 30,          -----------------------
                                                                  2001              2000             1999
                                                                 ------            ------           ------
                                                              (unaudited)
LIABILITIES, CAPITALIZATION AND
 MEMBER'S EQUITY
Current Liabilities:
  Commercial Paper and Loans .................................   $   --            $   --           $  685
  Accounts Payable ...........................................      347               336              243
  Accounts Payable - Affiliated Companies ....................      595               317               --
  Energy Trading Contracts ...................................      307               730               67
  Other ......................................................      139                87               58
                                                                 ------            ------           ------
     Total Current Liabilities ...............................    1,388             1,470            1,053
                                                                 ------            ------           ------

Noncurrent Liabilities:
  Nuclear Decommissioning ....................................      723               716              631
  Cost of Removal Liability ..................................      156               157              131
  Environmental ..............................................       53                53               53
  Other ......................................................       68                80              161
                                                                 ------            ------           ------
     Total Noncurrent Liabilities ............................    1,000             1,006              976
                                                                 ------            ------           ------

Commitments and Contingent Liabilities .......................       --                --               --

Note Payable - Affiliated Company ............................       --             2,786               --

Notes Payable ................................................    1,791                --               --

Capitalization ...............................................       --                --            1,272

Member's Equity:
  Contributed Capital ........................................    1,350               150               --
  Basis Adjustment ...........................................     (986)             (986)              --
  Retained Earnings ..........................................      310               104               --
  Accumulated Other Comprehensive Loss .......................      (23)               --               --
                                                                 ------            ------           ------
     Total Member's Equity ...................................      651              (732)              --
                                                                 ------            ------           ------
     Total Capitalization and Member's Equity ................    2,442              (732)           1,272
                                                                 ------            ------           ------
TOTAL LIABILITIES, CAPITALIZATION AND
  MEMBER'S EQUITY ............................................   $4,830            $4,530           $3,301
                                                                 ======            ======           ======

See Notes to Consolidated Financial Statements.

                                 PSEG POWER LLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                              (Millions of Dollars)

                                                  For the Six Months          For the Years Ended
                                                    Ended June 30,                December 31,
                                                 --------------------   ---------------------------------
                                                   2001         2000      2000       1999       1998
                                                 --------     -------   --------   --------   --------
                                                       (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income/(Loss) ............................   $   206    $   198    $   313    $(2,688)   $   237
                                                   -------    -------    -------    -------    -------
  Adjustments to reconcile net income/(loss)
    to net cash flows from operating activities:
  Extraordinary Item - net of tax ..............        --         --         --      3,204         --
  Depreciation and Amortization ................        55         68        136        224        381
  Amortization of Nuclear Fuel .................        27         45        130         92         94
  Recovery of Electric Energy Costs ............        --         --         --         20        130
  Provision for Deferred Income Taxes
    and ITC - net ..............................        12        (18)       (69)       (70)       (35)
  Demand Side Management .......................        --         --         --        (64)       (29)
  Net changes in certain current assets
    and liabilities:
      Materials and Supplies and Fuel ..........        --        (25)       (30)        51        (19)
      Accounts Receivable ......................       (10)      (144)       (57)        69        (41)
      Accounts Payable .........................       289        220        410         (8)       (29)
      Other Current Assets and Liabilities .....        79        (98)       (39)       (14)       (28)
  Other ........................................       (87)       (26)       (35)       (31)        30
                                                   -------    -------    -------    -------    -------
Net Cash Provided By Operating Activities ......       571        220        759        785        691
                                                   -------    -------    -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to Property, Plant and Equipment ...      (741)      (177)      (405)       (92)      (265)
  Acquisition of Generation Businesses .........        --         --        (74)        --         --
  Contribution to Decommissioning Funds
   and Other Special Funds .....................       (15)       (15)       (29)      (115)       (63)
  Other ........................................       (31)        (5)       (92)       (39)        (5)
                                                   -------    -------    -------    -------    -------
Net Cash Used In Investing Activities ..........      (787)      (197)      (600)      (246)      (333)
                                                   -------    -------    -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net Change in Commercial Paper and Loans .....        --       (685)      (685)       262       (175)
  Repayment of Note Payable due to
    Affiliated Company .........................    (2,786)        --         --         --         --
  Issuance of Long-Term Debt ...................     1,791         --         --         --         --
  Net Change in Capitalization Activity ........        --        480        319       (746)      (177)
  Proceeds from Contributed Capital ............     1,200        120        150         --         --
                                                   -------    -------    -------    -------    -------
     Net Cash Provided By (Used In)
       Financing Activities ....................       205        (85)      (216)      (484)      (352)
                                                   -------    -------    -------    -------    -------
Net Change In Cash And Cash Equivalents ........       (11)       (62)       (57)        55          6
Cash And Cash Equivalents At Beginning
 Of Period .....................................        20         77         77         22         16
                                                   -------    -------    -------    -------    -------
Cash And Cash Equivalents At End Of Period .....   $     9    $    15    $    20    $    77    $    22
                                                   =======    =======    =======    =======    =======

Income Taxes Paid ..............................   $    89    $   190    $   242    $   306    $   211
Interest Paid ..................................   $   113    $    42    $   159    $   104    $   212

See Notes to Consolidated Financial Statements.

                                 PSEG POWER LLC
         CONSOLIDATED STATEMENTS OF CAPITALIZATION AND MEMBER'S EQUITY

                              (Millions of Dollars)

                                                                                                             Total
                                                          Accumulated                                   Capitalization
                                                             Other                Total                       and
                                    Contributed Retained Comprehensive   Basis    Member's                   Member's
                                      Capital   Earnings     Loss     Adjustment  Equity   Capitalization    Equity
                                      -------   --------     ----     ----------  ------   --------------    ------
Balance as of January 1, 1998 ...    $   --      $ --      $ --          $  --    $    --      $ 5,124      $ 5,124
  Net Income (1) ................        --        --        --             --         --          237          237
  Net Transfers to PSEG .........        --        --        --             --         --         (169)        (169)
  Cash Dividends Paid ...........        --        --        --             --         --           (5)          (5)
                                     ------      ----      ----          -----    -------      -------      -------
Balance as of December 31, 1998 .        --        --        --             --         --        5,187        5,187
                                     ------      ----      ----          -----    -------      -------      -------
  Net Loss (1) ..................        --        --        --             --         --       (2,688)      (2,688)
  Net Transfers to PSEG .........        --        --        --             --         --       (1,224)      (1,224)
  Cash Dividends Paid ...........        --        --        --             --         --           (3)          (3)
                                     ------      ----      ----          -----    -------      -------      -------
Balance as of December 31, 1999 .        --        --        --             --         --        1,272        1,272
                                     ------      ----      ----          -----    -------      -------      -------
  Net Income (1) ................        --       104        --             --        104          209          313
  Contributed Capital ...........       150        --        --             --        150           --          150
  Net Transfers to PSEG .........        --        --        --             --     (1,481)      (1,481)
  Transfer of Generation Business        --        --        --           (986)      (986)          --         (986)
                                     ------      ----      ----          -----    -------      -------      -------
Balance as of December 31, 2000 .    $  150      $104        --          $(986)   $  (732)          --      $  (732)
                                     ------      ----      ----          -----    -------      -------      -------
  Net Income (1) ................        --       206        --             --        206           --          206
  Other Comprehensive Income
    (Loss) ......................        --        --       (23)            --        (23)          --          (23)
  Contributed Capital ...........     1,200        --        --             --      1,200           --        1,200
                                     ------      ----      ----          -----    -------      -------      -------
Balance as of June 30, 2001
 (unaudited) ....................    $1,350      $310      $(23)         $(986)   $   651      $    --      $   651
                                     ======      ====      ====          =====    =======      =======      =======

----------
(1) Net Income included in retained earnings reflects earnings from the operations of PSEG Power LLC during 2000 and 2001. Net Income/Loss included in Capitalization for 2000, 1999 and 1998 reflects the Net Income/Loss allocated from Public Service Electric and Gas Company's generation business.

See Notes to Consolidated Financial Statements.

                                 PSEG POWER LLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION,   BASIS  OF   PRESENTATION   AND  SUMMARY  OF  SIGNIFICANT
        ACCOUNTING POLICIES

Organization

      PSEG Power LLC (Power) is a wholly-owned subsidiary of Public Service Enterprise Group Incorporated (PSEG). Power has three principal direct wholly-owned subsidiaries: PSEG Nuclear LLC (Nuclear), PSEG Fossil LLC (Fossil) and PSEG Energy Resources & Trade LLC (ER&T). Power and its subsidiaries were established to acquire, own and operate the electric generation-related business of their affiliate, Public Service Electric and Gas Company (PSE&G), pursuant to the Final Decision and Order (Final Order) issued by the New Jersey Board of Public Utilities (BPU) under the New Jersey Electric Discount and Energy Competition Act (Energy Competition Act) discussed below. Power is engaged in generation, wholesale energy marketing and trading of energy. Power provides energy and capacity to PSE&G under certain contracts and markets electricity, natural gas, capacity and ancillary services throughout the Eastern United States. Power also has a finance company subsidiary, PSEG Power Capital Investment Co. (Power Capital), which provides certain financing for Power's other subsidiaries.

      Purchase of Generation-Related Business from PSE&G

      In August 2000, pursuant to the Final Order, Power purchased PSE&G's generation-related property, plant and equipment for $2.443 billion, as specified in the Final Order, plus $343 million for other generation-related assets and liabilities (the Transaction) in exchange for a $2.786 billion promissory note with an interest rate of 14.23%, representing PSE&G's weighted average cost of capital. Power repaid the promissory note on January 31, 2001, with funds provided from PSEG in the form of equity and loans.

      Because the assets were purchased from an affiliate, Power recorded the assets at PSE&G's carrying value. The difference between the total purchase price and the net book value of the generation-related assets and liabilities was recorded as a Basis Adjustment reducing Power's equity.

Basis of Presentation

      The consolidated financial statements of Power present the historical financial position, results of operations and net cash flows of the generation-related business of PSE&G prior to the Transaction in August 2000, and are not necessarily indicative of the financial position, results of operations or net cash flows that would have existed had the generation-related business been an independent company during the periods presented. For periods prior to the Transaction, any references to Power contained herein refer to Power's business and the generation-related business of PSE&G prior to the purchase of the generation-related business from PSE&G.

      Certain information in these consolidated financial statements relating to the results of operations and financial condition prior to the Transaction was derived from the historical financial statements of PSE&G which have been prepared in accordance with generally accepted accounting principles (GAAP). Various allocation methodologies were employed to separate the results of operations and financial condition of the generation-related portion of PSE&G's business from PSE&G's historical financial statements prior to the Transaction. Prior to the Transaction, revenues included the generation component of revenue from PSE&G's operations and any generation-related revenues, such as ancillary services and wholesale energy activity. Expenses, such as energy costs, operations and maintenance and depreciation and amortization, and assets, such as property, plant and equipment, materials and supplies and fuel, were specifically identified by function and reported accordingly for Power's operations. Various allocations were used to disaggregate other common expenses, assets and liabilities between Power and PSE&G's regulated transmission and distribution operations. Interest and preferred stock dividends were calculated based upon an allocation methodology that charged Power with financing and equity costs from PSE&G in proportion to its share of total net property, plant

                                 PSEG POWER LLC
and equipment prior to the effects of deregulation discussed below. These methodologies use the assumption that Power had operated as a separate, regulated company prior to April 1, 1999. On the date of the Transaction, certain of the assets and liabilities which were allocated in the historical consolidated financial statements, such as other postretirement benefits (OPEB) and working capital, remained with PSE&G.

      Management believes that these allocation methodologies are reasonable. Had Power actually existed as a separate company, its results could have significantly differed from those presented herein. In addition, future results of operations, financial position and net cash flows could materially differ from the historical results presented.

      The  unaudited   financial   information   included  herein  reflects  all
adjustments which are, in the opinion of management, necessary to fairly state the results for the interim periods presented.

Summary of Significant Accounting Policies

      Accounting for the Effects of Regulation

      Prior to April 1999, Power's financial statements were prepared in accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) 71,  "Accounting  for the Effects of Certain Types of  Regulation"  (SFAS
71). In general, SFAS 71 recognizes that accounting for rate-regulated enterprises should reflect the relationship of costs and revenues as determined by regulators. Under SFAS 71, a regulated entity must defer recognition of costs (a regulatory asset) or recognize obligations (a regulatory liability) if it is probable that, through the rate-making process, there will be a corresponding increase or decrease in future revenues.

      Effective April 1, 1999, Power discontinued the application of SFAS 71 and recorded an extraordinary charge consistent with the requirements of Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF 97-4) and SFAS 101, "Regulated Enterprises--Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS 101). The extraordinary charge consisted primarily of the write-down of Power's nuclear and fossil generating stations in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). A discounted cash flow analysis was performed on a unit-by-unit basis to determine the amount of the impairment. As a result of this impairment analysis, the net book value of the generating stations was reduced by approximately $5.0 billion (pre-tax) or approximately $3.1 billion (after-tax).

      In addition to the impairment of Power's generating stations, the extraordinary charge consisted of various accounting adjustments to reflect the absence of cost of service regulation for electric generation in the future. The adjustments related primarily to materials and supplies, general plant items and liabilities for certain contractual and environmental obligations.

      Other accounting impacts of the discontinuation of SFAS 71 included reclassifying the Accrued Nuclear Decommissioning Reserve and the Accrued Cost of Removal for generation-related assets from Accumulated Depreciation to Long-Term Liabilities.

      Consolidation Policy

      The consolidated statements include the accounts for Power and its subsidiaries. Power and its subsidiaries consolidate those entities in which they have a controlling interest.

      Reclassifications

      Certain reclassifications of prior period data have been made to conform with the current presentation.

                                 PSEG POWER LLC

      Property, Plant and Equipment

      Prior to April 1999, additions to plant and replacement of units of property were capitalized at original cost. The cost of maintenance, repair and replacement of minor items of property was charged to the appropriate expense accounts. Also prior to April 1999, the original cost less net salvage value of units of depreciable property retired or otherwise disposed of was charged to accumulated depreciation.

      Beginning in April 1999, and in concert with the discontinuation of SFAS 71, Power changed its capitalization policy. Under its new capitalization policy, Power only capitalizes costs to acquire new assets or costs which increase either the capacity or the life of an asset or represent the replacement of a retired asset. All other costs are expensed as incurred. Also, under its revised policy, upon retirement of an asset, the portion of Power's future retirements which have not been fully depreciated will impact earnings.

      Depreciation and Amortization

      Depreciation is computed under the straight-line method for each class of depreciable property. Prior to April 1999, depreciation rates were reviewed periodically and adjustments were made as approved by the BPU. Depreciation rates stated in percentages of original cost of depreciable property in 1999 (prior to April 1, 1999) and 1998 were 3.52%. Prior to April 1999, Power had certain regulatory assets embedded in property, plant and equipment as a result of the use of a level of depreciation expense in the rate-making process that differed from the amount that would have been recorded under GAAP for non-regulated companies.

      Beginning in April 1999, and in concert with the discontinuation of SFAS 71, Power calculates depreciation on generation-related assets based on the assets' estimated useful lives determined by Power, rather than using depreciation rates prescribed by the BPU in rate proceedings. The estimated useful lives are from 3 to 20 years for general plant. The estimated useful lives for buildings and generating stations are as follows:

      Class of Property                          Estimated Useful Life (Years)
      -----------------                          -----------------------------
      Fossil Production                                   25-40 years
      Nuclear Generation                                   30 years
      Pumped Storage                                       40 years

      Nuclear fuel burnup costs are charged to fuel expense on a units-of-production basis over the estimated life of the fuel. Rates for the recovery of fuel used at all nuclear units include a provision of one mill per kilowatt-hour (kWh) of nuclear generation for spent fuel disposal costs.

      Allowance  for  Funds  Used  During   Construction   (AFDC)  and  Interest
Capitalized During Construction (IDC)

      AFDC represented the cost of debt and equity funds used to finance the construction of new facilities. The amount of AFDC capitalized was reported in the Consolidated Statements of Income as a reduction of interest charges. The rates used for calculating AFDC in 1999 (prior to April 1, 1999) and 1998 were 5.29% and 6.06%, respectively. Effective April 1, 1999, Power no longer calculates AFDC. Interest related to capital projects is now capitalized in accordance with SFAS No. 34, "Capitalization of Interest Cost."

      IDC represents the cost of debt used to finance the construction of non-utility facilities. The amount of IDC capitalized is reported in the Consolidated Statements of Income as a reduction of interest charges. The weighted average rate used for calculating IDC in 2000 was 9.98%.

Revenues and Energy Costs

      Revenues are recorded based on energy and capacity sold and services rendered to customers during each accounting period. Prior to August 1, 1999, revenue was calculated by unbundling the

                                 PSEG POWER LLC
generation component of revenue from PSE&G's bundled rate for the generation, transmission and distribution of energy and adding any other generation-related revenues, such as ancillary services and wholesale energy trading activity. Also, prior to August 1, 1999, Power recorded unbilled revenues representing the estimated amount customers would be billed for services rendered from the time meters were last read to the end of the respective accounting period. Beginning on August 1, 1999, electric rates charged to customers were unbundled and the generation, transmission, distribution and other components of the total rate became separate charges. Effective with that date, revenue represents the amount recorded for the energy and capacity provided to meet the basic generation service (BGS) requirements to PSE&G combined with other generation-related revenues, such as ancillary services, wholesale energy trading activity and amounts recorded for the market transition charge (MTC) (see Note 4. Regulatory Issues and Accounting Impacts of Deregulation). Following the Transaction, Power bills, and periodically settles with, PSE&G for BGS requirements and MTC.

      Prior to August 1, 1999, fuel revenues and expenses and purchased power costs flowed through the Electric Levelized Energy Adjustment Clause (LEAC) mechanism and variances in fuel revenues and expenses and purchased power costs were subject to deferral accounting and thus had no direct effect on earnings. Any LEAC underrecoveries or overrecoveries, together with interest (in the case of net overrecoveries), were deferred and included in the results of operations in the period in which they were reflected in rates. Effective January 1, 1998, the amount included for LEAC under/overrecovery represented the difference between fuel-related revenues and fuel-related expenses which included electricity purchases at the PJM Interconnection, LLC (PJM) market clearing price. Effective April 1, 1998, PJM, as an independent system operator (ISO), replaced the PJM uniform market clearing price with locational marginal pricing
(LMP) for determining the market clearing price to energy providers. Due to the effects of congestion and constraints in the PJM market, LMP may be different for the various delivery points in PJM. Due to the discontinuation of the LEAC mechanism on August 1, 1999, earnings volatility increased since the unregulated electric generation business ceased to follow deferral accounting. Power now bears the full risks and rewards of managing the fixed price BGS contract and the changes in nuclear and fossil generating fuel costs and purchased power costs.

Materials and Supplies

      The carrying value of the materials and supplies for Power and its subsidiaries is valued at lower of cost or market.

      Commodity-Related Contracts

      Power engages in electricity and natural gas commodity forwards, futures, swaps and option purchases and sales with counterparties to manage exposure to electricity and natural gas price risk. Certain contracts, in conjunction with owned electric generating capacity, are designed to manage price risk exposure for electric customer commitments. Unrealized gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets and liabilities and are ultimately recognized in income when the related asset or liability is realized or settled. Unrealized gains and losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and recognized in income when the hedged transaction occurs.

      Power also enters into forwards, futures, swaps and options that are not used to manage price risk exposure for commitments to customers. Effective January 1, 1999, Power adopted EITF 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 98-10). EITF 98-10 requires that energy trading contracts be marked to market with gains and losses included in current earnings.

      Income Taxes

      Power and its subsidiaries join in the filing of a consolidated federal income tax return by PSEG. Power and its subsidiaries will record their tax liabilities as though they were filing separate returns and will record tax benefits to the extent that PSEG is able to receive those benefits. Deferred income taxes

                                 PSEG POWER LLC
are provided for the temporary differences between book and taxable income, resulting primarily from the use of accelerated depreciation for tax purposes and the recognition of unrealized gains for book purposes. Power defers and amortizes investment and energy tax credits over the lives of the related properties.

      Impairment of Long-Lived Assets

      Power reviews for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon deregulation, Power evaluated the recoverability of its assets and recorded an extraordinary, non-cash charge to earnings. For the impact of the application of SFAS 121, see Note 4. Regulatory Issues and Accounting Impacts of Deregulation.

      Use of Estimates

      The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Also, such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts. In addition to these estimates, see Basis of Presentation for a discussion of the estimates used and methodologies employed to derive Power's historical financial statements.

NOTE 2. CAPITALIZATION

      Prior to the Transaction, PSE&G provided the necessary capital to finance its generation-related business. PSE&G's capital structure consisted of 41.1% Long-Term Debt, 49.8% Common Equity and 9.1% Preferred Securities as of December 31, 1999. Power had net capitalization of $1.272 billion as of December 31, 1999. This amount represents the amount of capital investments made by PSE&G for its generation-related business and Power's allocated capitalization prior to the formation of the separate entity. Interest and preferred stock dividends were calculated based upon an allocation methodology that charged Power with financing and equity costs from PSE&G in proportion to its share of total net property, plant and equipment prior to the effects of deregulation. The $2.786 billion promissory note to PSE&G is classified as long term, due to the ability and intent of Power to settle this note through equity infusions and the anticipated issuance of long-term debt. On January 31, 2001, through equity infusions of $1.2 billion from PSEG and demand loans of $1.586 billion from PSEG, Power repaid the promissory note to PSE&G. Power's issuance of long-term debt in 2001 was fully and unconditionally and jointly and severally guaranteed by Fossil, Nuclear and ER&T. All other direct and indirect subsidiaries of Power are minor and Power has no independent assets or operations.

      PSE&G Fuel Corporation (Fuelco), a wholly-owned subsidiary of PSE&G, had a $125 million commercial paper program to finance a 42.49% ownership share of the Peach Bottom Atomic Power Station Units 2 and 3 (Peach Bottom) nuclear fuel, supported by a $125 million revolving credit facility with a group of banks. PSE&G guaranteed repayment of Fuelco's respective obligations under this program. Fuelco had commercial paper of $73 million outstanding as of December 31, 1999. As of December 31, 1999, there was no debt outstanding under the revolving credit facility. As a result of the Transaction, Fuelco's commercial paper program was discontinued and financing of Peach Bottom nuclear fuel is being funded through Power. The revolving credit facility supporting this program was terminated on September 11, 2000.

NOTE 3. ACCOUNTING MATTERS

      In July 2000, EITF 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" (EITF 99-19), provided guidance on the issue of whether a company should report revenue based on the gross amount billed to the customer or the net amount retained. The guidance states that whether a company should recognize revenue based on the gross amount billed or the net retained requires significant judgement, which depends on the relevant facts and circumstances. In the first quarter of

                                 PSEG POWER LLC

2001, based on the analysis and interpretation of EITF 99-19, Power reported all the revenues and cost of goods sold on a gross basis for the physical bilateral energy sales and purchases and capacity sales and purchases. Power continues to report swaps, futures, option premiums, firm transmission rights, transmission congestion credits, and purchases and sales of emission allowances on a net basis. The prior year financial statements have been reclassified accordingly.

      On January 1, 2001, Power adopted Statement of Financial Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", (SFAS
133) as amended. Power did not have a transition adjustment. Subsequent to December 31, 2000, Power entered into certain derivative instruments, which have been designated as cash flow hedges. As of June 30, 2001, the fair value of Power's derivative liabilities was $34.2 million and has been recorded on the consolidated balance sheet in Other Current Liabilities (unaudited). See Note 5. Financial Instruments and Risk Management.

      The Financial Accounting Standards Board's (FASB) Derivative Implementation Group (DIG) has issued guidance, effective July 1, 2001, regarding certain derivative contracts and the eligibility of those contracts for the normal purchases and sales exceptions. Power is currently evaluating this guidance and cannot predict the impact on its financial position or results of operations, however, such impact could be material (unaudited).

      In July 2001, the FASB issued SFAS No. 141, "Business  Combinations" (SFAS
141). SFAS 141, was effective July 1, 2001 and requires that all business combinations subsequent to that date be accounted for under the purchase method. Power is currently evaluating this guidance and does not believe it will have a substantial effect on its growth strategy. Power does not anticipate that there will be a material impact on its financial position or results of operations (unaudited).

      Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill is considered a nonamortizable asset and will be subject to an annual review for impairment and an interim review when required by events or circumstances. SFAS 142 also defines intangible assets, other than goodwill, that may arise in a purchase combination. SFAS 142 is effective for all fiscal years beginning after December 15, 2001. Power is currently evaluating this guidance and does not believe it will have a material impact on its financial position or results of operations (unaudited).

      Also in July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). Under SFAS 143, the fair value of a liability for an asset retirement obligation should be recorded in the period in which it is incurred. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Power is currently evaluating this guidance and cannot predict the impact on its financial position or results of operations, however, such impact could be material (unaudited).

NOTE 4. REGULATORY ISSUES AND ACCOUNTING IMPACTS OF DEREGULATION

New Jersey Energy Master Plan Proceedings and Related Orders

      In August 1999, following the enactment of the Energy Competition Act, the BPU rendered a Final Order relating to PSE&G's rate unbundling, stranded costs and restructuring proceedings providing, among other things, for the transfer to Power of all of PSE&G's electric generation facilities, plant and equipment for $2.443 billion and all other related property, including materials, supplies and fuel at the net book value thereof, together with associated rights and liabilities.

      Also in the Final Order, the BPU concluded that PSE&G should recover up to $2.94 billion (net of tax) of its generation-related stranded costs, through securitization of $2.4 billion and an opportunity to recover up to $540 million (net of tax) of its unsecuritized generation-related stranded costs on a net present value basis. The $540 million is subject to recovery through a Market Transition Charge (MTC)

                                 PSEG POWER LLC
which is to be collected over a four year period ending on July 31, 2003 and is remitted to Power along with Basic Generation Service (BGS) revenues as part of PSE&G's BGS contract with Power.

      In October and November 1999, appeals were filed challenging the validity of the Final Order. In April 2000, the Appellate Division of the New Jersey Superior Court (Appellate Division) unanimously rejected the arguments made by the New Jersey Business Users' Coalition, the New Jersey Ratepayer Advocate
(RPA) and Co-Steel Raritan (Co-Steel), an individual PSE&G customer (appellants) and affirmed the Final Order. Thereafter, the appellants requested the New Jersey Supreme Court to review certain aspects of the Appellate Division decision. On December 6, 2000, the New Jersey Supreme Court affirmed the Appellate Division's decision by a vote of 4 to 1. The New Jersey Supreme Court's written opinion in the matter was issued on May 18, 2000.

      On March 6, 2001, Co-Steel filed a Petition of Writ of Certiorari (Petition) with the United States Supreme Court seeking limited review of the New Jersey Supreme Court decision, the granting of which is entirely discretionary with the Court. Briefs in opposition to the Petition have been filed. The outcome of this action cannot be predicted.

      As a result of this appellate review, PSE&G's securitization transaction was delayed until the first quarter of 2001, causing a delay in the implementation of the Securitization Transition Charge (STC) which would have reduced the MTC. In order to properly recognize the recovery of the allowed unsecuritized stranded costs over the transition period, Power recorded a charge to net income of $88 million, pre-tax, or $52 million, after tax, in the third quarter of 2000 for the cumulative amount of estimated collections in excess of the allowed unsecuritized stranded costs from August 1, 1999 through September 30, 2000. As of June 30, 2001 (unaudited), the amount of estimated collections in excess of the allowed unsecuritized stranded costs was $146 million.

NOTE 5.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      Power's operations give rise to exposure to market risks from changes in commodity prices, interest rates and securities prices. Power's policy is to use derivative financial instruments for the purpose of managing market risk consistent with its business plans and prudent business practices.

Commodity-Related Instruments

      At December 31, 2000 and 1999, Power held or issued commodity and financial instruments that reduce exposure to market fluctuations from factors such as weather, environmental policies, changes in demand, changes in supply and other events. These instruments, in conjunction with owned electric generating capacity, are designed to cover estimated electric customer commitments under BGS and other contracts. Power uses futures, forwards, swaps and options to manage and hedge price risk related to these market exposures.

      As of June 30, 2001 (unaudited), Power had entered into 18 million mWh of electric physical forward contracts and 30 million MMBTU of gas futures and swaps to hedge its forecasted BGS requirements and gas purchases requirements for generation with a maximum term of approximately one year, which qualified for hedge accounting treatment under SFAS 133. These commodity and financial instruments are marked to market based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and other valuation methodology. For the quarter ended June 30, 2001 (unaudited), the total negative mark to market valuation of $34 million was recorded as a derivative liability offset by negative Other Comprehensive Income (OCI) and deferred taxes of $21 million and $13 million, respectively.

      As discussed in Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies, Power implemented EITF 98-10 effective January 1, 1999. As a result, Power's energy trading contracts have been marked to market and gains and losses from such contracts were included in earnings. Power recorded $6 million of unrealized gains in the six months ended June 30,

                                 PSEG POWER LLC

2001 and $55 million and $7 million of unrealized gains in the years ended December 31, 2000 and 1999, respectively, related to these contracts.

      The fair value of the financial instruments that are marked to market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that Power could realize in a current market exchange. The fair values as of June 30, 2001 and December 31, 2000 and 1999 and the average fair values for the periods then ended of Power's significant financial instruments related to energy commodities are summarized in the following table:

                                                               June 30, 2001        December 31, 2000
                                                            --------------------   ------------------
                                                                        Average              Average
                                                            Fair         Fair      Fair        Fair
                                                            Value        Value     Value       Value
                                                            -----      ---------   -----     --------
                                                            (Millions of Dollars)  (Millions of Dollars)
                                                                 (Unaudited)
Futures and Options -- NYMEX ...........................     $(3)       $ (1)      $   6         $(1)
Physical forwards ......................................      25          15          13          14
Options -- OTC .........................................      (7)         66         184          68
Swaps ..................................................      31         (39)       (138)         23
Emissions Allowances ...................................      28          23           6           9

      Power   routinely   enters  into  exchange   traded  futures  and  options
transactions for electricity and natural gas as part of its wholesale trading operations. Generally, exchange-traded futures contracts require deposit of margin cash, the amount of which is subject to change based on market movement and in accordance with exchange rules. The amount of the margin deposits at June 30, 2001 (unaudited) and December 31, 2000 and 1999 were approximately $4 million and $1 million, respectively.

Credit Risk

      Credit risk relates to the risk of loss that Power would incur as a result of non-performance by counterparties, pursuant to the terms of their contractual obligations. Power has established credit policies that it believes significantly minimize its exposure to credit risk. These policies include an evaluation of potential counterparties' financial condition (including credit rating), collateral requirements under certain circumstances and the use of standardized agreements, which may allow for the netting of positive and negative exposures associated with a single counterparty.

      Two major California utilities, including Pacific Gas & Electric Company (PG&E), have significantly underrecovered from customers costs paid for power. As a consequence, these utilities have defaulted under a variety of contractual obligations. On April 6, 2001, PG&E filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Affiliates of these California utilities have entered into physical forward and swap contracts with ER&T for delivery in the PJM area. Although these counterparties have met their obligations to date and are still investment grade entities, ER&T has not entered into any additional contracts with either counterparty since December 2000. ER&T's exposure to these entities under these contracts is not material and management does not believe that any reserve is presently necessary.

Interest Rate Swaps

      In February 2001, Power entered into various forward-interest rate swaps, with an aggregate notional amount of $400 million, to hedge the interest rate risk related to the anticipated issuance of debt. On April 11, 2001, Power issued $1.8 billion in fixed-rate Senior Notes and closed out the forward starting interest rate swaps. The aggregate loss, net of tax, of $3.2 million (unaudited) was classified as Accumulated Other Comprehensive Loss and is being amortized and charged to interest expense over the life of the debt.

                                 PSEG POWER LLC

Current Assets and Current Liabilities

      The fair value of current assets and current liabilities approximate their carrying amounts.

NOTE 6. CASH AND CASH EQUIVALENTS

      The December 31, 2000 and 1999 balances consist primarily of working funds and highly liquid marketable securities (commercial paper and money market funds) with an original maturity of three months or less.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

Nuclear Insurance Coverages and Assessments

      At  December   31,  2000,   Power's   insurance   coverages   and  maximum
retrospective assessments for its nuclear operations are as follows:

                                                                                           Power Maximum
                 Type and Source of Coverages                        Total Site Coverage    Assessments
                  --------------------------                          -----------------   --------------
                                                                             (Millions of Dollars)
Public and Nuclear Worker Liability (Primary Layer):
  American Nuclear Insurers ..........................................   $  200.0(A)            $  9.1
Nuclear Liability (Excess Layer):
  Price-Anderson Act .................................................    9,338.1(B)             253.3
                                                                         --------               ------
    Nuclear Liability Total ..........................................   $9,538.1(C)            $262.4
                                                                         ========               ======
Property Damage (Primary Layer):
  Nuclear Electric Insurance Limited (NEIL) Primary
  (Salem/Hope Creek/Peach Bottom) ....................................   $  500.0               $  7.4
Property Damage (Excess Layers):
  NEIL II (Salem/Hope Creek/Peach Bottom) ............................    1,250.0                  5.5
  NEIL Blanket Excess (Salem/Hope Creek/Peach Bottom) ................    1,000.0(D)               0.9
                                                                         --------               ------
  Property Damage Total (Per Site) ...................................   $2,750.0               $ 13.8
                                                                         ========               ======
Accidental Outage:
  NEIL I (Salem and Peach Bottom) ....................................   $  210.0(E)            $  4.3
  NEIL I (Hope Creek) ................................................      465.5               $  2.3
                                                                         --------               ------
     Replacement Power Total .........................................   $  675.5               $  6.6
                                                                         ========               ======

----------
(A) The primary limit for Public Liability is a per site aggregate limit with no potential for assessment. The Nuclear Worker Liability represents the potential liability from workers claiming exposure to the hazard of nuclear radiation. This coverage is subject to an industry aggregate limit, includes annual automatic reinstatement if the Industry Credit
      Rating Plan (ICRP) Reserve Fund exceeds $400 million, and has an assessment potential under former canceled policies.

(B) Retrospective premium program under the Price-Anderson liability provisions of the Atomic Energy Act of 1954, as amended. Nuclear is subject to retrospective assessment with respect to loss from an incident at any licensed nuclear reactor in the United States. This retrospective assessment can be adjusted for inflation every five years. The last adjustment was effective as of August 20, 1998. This retrospective program is in excess of the Public and Nuclear Worker Liability primary layers.

(C)   Limit of liability under the Price-Anderson Act for each nuclear incident.

(D) For property limits in excess of $1.75 billion, Power participates in a Blanket Limit policy where the $1 billion limit is shared by Amergen, Exelon, and Power among the Clinton, Oyster Creek, TMI-1, Limerick, Peach Bottom, Salem and Hope Creek sites. This limit is not subject to reinstatement in the event of a loss. Participation in this program significantly reduces Power's premium and the associated potential assessment.

(E) Salem and Peach Bottom have an aggregate indemnity limit based on a weekly indemnity of $1.5 million for 52 weeks followed by 80% of the weekly indemnity for 110 weeks. Hope Creek has an aggregate indemnity limit based on a weekly indemnity of $3.3 million for 52 weeks followed by 80% of the weekly indemnity for 110 weeks.

                                 PSEG POWER LLC

      The Price-Anderson Act sets the "limit of liability" for claims that could arise from an incident involving any licensed nuclear facility in the nation. The "limit of liability" is based on the number of licensed nuclear reactors and is adjusted at least every five years based on the Consumer Price Index. The current "limit of liability" is $9.5 billion. All utilities owning a nuclear reactor, including Nuclear, have provided for this exposure through a combination of private insurance and mandatory participation in a financial protection pool as established by the Price-Anderson Act. Under the Price-Anderson Act, each party with an ownership interest in a nuclear reactor can be assessed its share of $88.1 million per reactor per incident, payable at $10 million per reactor per incident per year. If the damages exceed the "limit of liability," the President is to submit to Congress a plan for providing additional compensation to the injured parties. Congress could impose further revenue raising measures on the nuclear industry to pay claims. Nuclear's maximum aggregate assessment per incident is $253.3 million (based on Nuclear's ownership interests in Hope Creek, Peach Bottom and Salem) and its maximum aggregate annual assessment per incident is $28.8 million. This does not include the $9.1 million that could be assessed under the nuclear worker policies.

      Further, a decision by the U.S. Supreme Court, not involving Nuclear, has held that the Price-Anderson Act did not preclude awards based on state law claims for punitive damages.

      Power is a member of an industry mutual insurance company, Nuclear Electric Insurance Limited (NEIL). NEIL provides the primary property and decontamination liability insurance at Salem/Hope Creek and Peach Bottom. NEIL also provides excess property insurance through its decontamination liability, decommissioning liability, and excess property policy and replacement power coverage through its accidental outage policy. NEIL policies may make retrospective premium assessments in case of adverse loss experience. Power's maximum potential liabilities under these assessments are included in the table and notes above. Certain provisions in the NEIL policies provide that the insurer may suspend coverage with respect to all nuclear units on a site without notice if the NRC suspends or revokes the operating license for any unit on a site, issues a shutdown order with respect to such unit or issues a confirmatory order keeping such unit down.

Pending Asset Purchases

      Delmarva Power and Light Company (DP&L) and Atlantic City Electric Company
(ACE), subsidiaries of Conectiv, are co-owners of the Salem Nuclear Generating Station (Salem) and the Peach Bottom Atomic Power Station (Peach Bottom) with Power and Exelon Generation LLC (Exelon). Additionally, Power and ACE are co-owners of the Hope Creek Generating Station (Hope Creek). In 1999, Power entered into agreements with Conectiv, DP&L, ACE and Exelon pursuant to which Power would acquire all of DP&L's and ACE's interests in Salem and Hope Creek and half of DP&L's and ACE's interest in Peach Bottom (a total of 544 MW) for a purchase price of $15.4 million plus the net book value of nuclear fuel at the respective closing dates. In December 2000, the DP&L portion of the transaction (246 MW) closed. In October 2000, Power entered into Wholesale Transaction Confirmation letter agreements with ACE under which Power obtains 298 MW of generation capacity and output representing the portion of ACE's interest in Salem, Hope Creek and Peach Bottom to be acquired. Under this agreement, Power receives all revenue and pays all expenses associated with this 298 MW of generating capacity and output through the date that the purchase transaction closes. Power has been advised by Conectiv that the Ratepayer Advocate, by letter to the BPU dated October 26, 2000, has objected to and challenged this financial transaction.

Hazardous Waste

      The New Jersey Department of Environmental Protection (NJDEP) regulations concerning site investigation and remediation require an ecological evaluation of potential injuries to natural resources in connection with a remedial investigation of contaminated sites. The NJDEP is presently working with

                                 PSEG POWER LLC
industry to develop procedures for implementing these regulations. These regulations may substantially increase the costs of remedial investigations and remediations, where necessary, particularly at sites situated on surface water bodies. Power and predecessor companies owned and/or operated certain facilities situated on surface water bodies, certain of which are currently the subject of remedial activities. Power does not anticipate that the compliance with these regulations will have a material adverse effect on its financial position, results of operations or net cash flows.

Passaic River Site

      The Environmental Protection Agency (EPA) has determined that a six mile stretch of the Passaic River in Newark, New Jersey is a "facility" within the meaning of that term under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) and that, to date, at least thirteen corporations, including Power, may be potentially liable for performing required remedial actions to address potential environmental pollution at the Passaic River "facility". In a separate matter, Power and certain of its predecessors operated industrial facilities at properties within the Passaic River "facility", including the Essex Generating Station. Power cannot predict what action, if any, the EPA or any third party may take against Power with respect to these matters, or in such event, what costs Power may incur to address any such claims. However, such costs may be material.

New Source Review

      The EPA and NJDEP issued a demand to PSE&G in March 2000 under Section 114 of the Clean Air Act requiring information to assess whether projects completed since 1978 at the Hudson and Mercer coal burning units were implemented in accordance with applicable New Source Review regulations. As a result of the transfer of the generating assets by PSE&G to Power. The responsibility for these environmental requirements rests with Power. Power completed its response to the Section 114 information request in November 2000. Based upon the information provided to the EPA it is likely that the EPA will seek to enforce the requirements of the New Source Review regulations at Hudson 2 and Mercer 1 and 2. Power is currently in discussions with the EPA and NJDEP to resolve the matter. However, it is uncertain whether these discussions will be successful and capital costs of compliance could be material.

      Subsequent to December 31, 2000, the EPA indicated that it is considering enforcement action against Power under its PSD rules relating to the construction that is currently in progress for Bergen 2, scheduled for operation in 2002. The EPA maintains that PSD requirements are applicable to Bergen 2, thereby requiring Power to obtain a permit prior to the commencement of construction. To obtain such a permit, an applicant must demonstrate that addition of the additional emission source will not cause significant deterioration of the air shed in the vicinity of the plant. The time required to obtain such a permit is estimated at 6 to 12 months. Power vigorously disputes that PSD requirements are applicable to Bergen 2 and is continuing construction. The NJDEP has informally indicated it agrees with Power's position but has also advised that the ultimate authority to decide PSD applicability rests solely with the EPA. Settlement discussions are underway with the EPA and NJDEP. At June 30, 2001 (unaudited), Power had expended approximately $179 million in the construction of Bergen 2.

NOTE 8. NUCLEAR DECOMMISSIONING TRUST

      Power has an ownership interest in five nuclear units. In accordance with rate orders received from the BPU, PSE&G had established an external master nuclear decommissioning trust for all its nuclear units that were transferred to Power. This trust now resides with Nuclear and contains two separate funds: a qualified fund and a non-qualified fund. Section 468A of the Internal Revenue Code limits the amount of money that can be contributed into a "qualified" fund. Contributions made into a qualified fund

                                 PSEG POWER LLC
are tax deductible. PSE&G estimated the total cost of decommissioning its share of these five nuclear units at $986 million in year end 1995 dollars (the year that the most recent site specific estimates were prepared), excluding contingencies.

      Contributions made into the Nuclear Decommissioning Trust Funds are invested in debt and equity securities. Gains and losses on the Nuclear Decommissioning Trust Funds do not affect earnings. As a result of the Energy Master Plan Proceedings, the recovery of these investments will be continued as part of the societal benefits charge levied by PSE&G on its customers. PSE&G will continue to collect this $29.6 million charge and remit it to Nuclear.

      With the purchase of Conectiv's interests in Salem, Hope Creek and Peach Bottom, Power received a transfer of $49.7 million representing Conectiv's Nuclear Decommissioning Trust Funds and the related liabilities for those stations.

NOTE 9. INCOME TAXES

      The following are the components of income tax expense:

                                             2000      1999     1998
                                             ----      ----     ----
                                              (Millions of Dollars)
Income Taxes:
Current provision--Federal and State         $ 209    $ 311    $ 206
Provision for deferred income taxes             (1)       5      (35)
Purchased State Tax Benefits .......            --      (21)      --
Investment tax credits--net ........            --       (4)     (15)
                                             -----    -----    -----
Total income tax provision .........         $ 208    $ 291    $ 156
                                             =====    =====    =====

      Reconciliation between total income tax provision and tax computed at the statutory tax rate on pretax income follows:

                                                    2000      1999      1998
                                                   -----     -----     -----
                                                      (Millions of Dollars)
Tax computed at Federal statutory rate of 35% ..   $ 182     $ 282     $ 138
Increase (decrease) attributable to flow-through
 of certain tax adjustments:
  Depreciation--plant related ..................      --        16        21
  Amortization of investment tax credits .......      --        (4)      (15)
  New Jersey Corporate Business Tax ............      30        27        35
  Other ........................................      (4)      (30)      (23)
                                                   -----     -----     -----
    Subtotal ...................................      26         9        18
                                                   -----     -----     -----

    Total income tax provision .................   $ 208     $ 291     $ 156
                                                   -----     -----     -----
Effective income tax rate ......................   39.92%    36.06%    39.69%
                                                   =====     =====     =====

      Power provides deferred taxes at the enacted statutory tax rate for all temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities irrespective of the treatment for rate-making purposes.

                                 PSEG POWER LLC

Deferred Income Taxes

                                                              2000        1999
                                                              ----        ----
                                                           (Millions of Dollars)
Assets:
  Nuclear Decommissioning .................................   $ 26        $ 26
  Deferred Electric Energy Costs ..........................     --          25
  New Jersey Corporate Business Tax .......................    149         474
  Plant Related Items .....................................    407         125
  Cost of Removal .........................................     55          13
  Contractual & Environmental Liabilities .................     35          33
  Other ...................................................      9          23
                                                              ----        ----
    Total Assets ..........................................   $681        $719
                                                              ====        ====
Liabilities:
  Conservation Costs ......................................   $ --        $ 76
  Unamortized Debt Expense ................................     --          23
  Other ...................................................      5          12
                                                              ----        ----
    Total Liabilities .....................................      5         111
                                                              ----        ----
      Total Deferred Income Tax Asset/(Liability) .........   $676        $608
                                                              ====        ====

NOTE 10. PENSION, OTHER POSTRETIREMENT BENEFIT AND SAVINGS PLANS

      Employees of Power participate in non-contributory pension plans sponsored by PSEG and administered by PSEG Services Corporation. In addition, PSEG sponsors two defined contribution plans. Represented employees of Power are eligible for participation in the PSEG Employee Savings Plan (Savings Plan), while non-represented employees of Power are eligible for participation in the PSEG Thrift and Tax-Deferred Savings Plan (Thrift Plan). These plans are 401(k) plans to which eligible employees may contribute up to 25% of their compensation. Employee contributions up to 7% for Savings Plan participants and up to 8% for Thrift Plan participants are matched with employer contributions of cash or PSEG common stock equal to 50% of such employee contributions related to employee contributions. Employer contributions, related to participant contributions in excess of 5% and up to 7%, are made in shares of PSEG common stock for Savings Plan participants. Employer contributions, related to participant contributions in excess of 6% and up to 8%, are made in shares of PSEG common stock for Thrift Plan participants. Pension costs amounted to $12 million, $24 million and $15 million for the years ended December 31, 2000, 1999 and 1998, respectively. Thrift and Savings Plan matching costs amounted to approximately $8 million, $8 million and $5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

      SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), which requires that the expected cost of employees' postretirement health care and life insurance benefits, also referred to as other postretirement benefits (OPEB), be charged to income during the years in which employees render service. Such costs were deferred through December 31, 1997, pursuant to an order from the BPU. In concert with the discontinuance of SFAS 71, the portion of the resulting regulatory asset allocated to Power prior to the Transaction remained with PSE&G as recovery of these previously incurred costs will be through PSE&G's regulated transmission and distribution operations. OPEB costs amounted to $4 million, $30 million and $28 million for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 11. FINANCIAL INFORMATION BY BUSINESS SEGMENTS

Generation

      The generation segment of Power's business earns revenue by bidding the energy, capacity and ancillary services of Fossil and Nuclear into the market. In addition to bidding into the market, Power earns a substantial portion of its generation revenue by selling energy on a wholesale basis under contract to power marketers and to load serving entities ("LSEs") such as the BGS contract with PSE&G.

                                 PSEG POWER LLC

Trading

      The trading segment of Power's business earns revenues by trading energy, capacity, fixed transmission rights, fuel and emission allowances in the spot, forward and futures markets. Power's trading segment also earns revenues through financial transactions, including swaps, options and futures in the electricity markets.

      Information related to the segments of Power's business is detailed below:

                                                                         Consolidated
                                                    Generation   Trading     Total
                                                    ----------   ------- ------------
                                                         (Millions of Dollars)
For the Six Months Ended June 30, 2001 (Unaudited):
  Total Revenues ..................................   $ 1,159    $ 1,161   $ 2,320
  Depreciation and Amortization ...................        55         --        55
  Interest Income .................................        --         --        --
  Interest Expense ................................        89         --        89
  Income Before Income Taxes ......................       268         78       346
  Income Taxes ....................................       108         32       140
  Net Income ......................................       160         46       206
                                                      -------    -------   -------
  Gross Additions to Property, Plant and Equipment    $   741    $    --   $   741
                                                      =======    =======   =======
As of June 30, 2001 (Unaudited):
  Total Assets ....................................   $ 4,118    $   712   $ 4,830
                                                      =======    =======   =======
For the Six Months Ended June 30, 2000 (Unaudited):
  Total Revenues ..................................   $ 1,070    $ 1,303   $ 2,373
  Depreciation and Amortization ...................        68         --        68
  Interest Income .................................        --         --        --
  Interest Expense ................................        43         --        43
  Income Before Income Taxes ......................       291         43       334
  Income Taxes ....................................       118         18       136
  Net Income ......................................       173         25       198
                                                      =======    =======   =======
  Gross Additions to Property, Plant and Equipment    $   177    $    --   $   177
                                                      =======    =======   =======
For the Year Ended December 31, 2000:
  Total Revenues ..................................   $ 2,203    $ 2,724   $ 4,927
  Depreciation and Amortization ...................       136         --       136
  Interest Income .................................         1         --         1
  Interest Expense ................................       198         --       198
  Income Before Income Taxes ......................       444         77       521
  Income Taxes ....................................       177         31       208
  Net Income ......................................       267         46       313
                                                      =======    =======   =======
  Gross Additions to Property, Plant and Equipment    $   479    $    --   $   479
                                                      =======    =======   =======
As of December 31, 2000:
  Total Assets ....................................   $ 3,439    $ 1,091   $ 4,530
                                                      =======    =======   =======
For the Year Ended December 31, 1999:
  Total Revenues ..................................   $ 2,652    $ 1,842   $ 4,494
  Depreciation and Amortization ...................       224         --       224
  Interest Expense ................................       112         --       112
  Income Before Income Taxes ......................       765         42       807
  Income Taxes ....................................       274         17       291
  Income before Extraordinary Item ................       491         25       516
  Extraordinary Item (net of tax) .................    (3,204)        --    (3,204)
  Net Income (Loss) ...............................    (2,713)        25    (2,688)
                                                      -------    -------   -------
  Gross Additions to Property, Plant and Equipment    $    92    $    --   $    92
                                                      =======    =======   =======

                                 PSEG POWER LLC

                                                                    Consolidated
                                               Generation   Trading    Total
                                               ----------   ------- ------------
As of December 31, 1999:
  Total Assets ................................   $3,055    $  246    $3,301
                                                  ======    ======    ======
For the Year Ended December 31, 1998:
  Total Revenues ..............................   $2,551    $1,877    $4,428
  Depreciation and Amortization ...............      381        --       381
  Interest Expense ............................      216        --       216
  Income Before Income Taxes ..................      370        23       393
  Income Taxes ................................      147         9       156
  Net Income ..................................      223        14       237
                                                  ------    ------    ------
  Gross Additions to Property,
   Plant and Equipment ...........                $  265    $   --    $  265
                                                  ======    ======    ======

    Power does not have any foreign investments or operations.

    Information related to Property, Plant and Equipment is detailed below:

                                                            December 31,
                                                         ------------------
                                                         2000          1999
                                                         ----          ----
                                                        (Millions of Dollars)
Property, Plant and Equipment
Electric Plant in Service:
  Fossil Production .................................   $1,840       $1,628
  Nuclear Production ................................      130          110
                                                        ------       ------
    Total Electric Plant in Service .................    1,970        1,738
                                                        ------       ------
Nuclear Fuel in Service .............................      417          466
Construction Work in Progress
  Including Nuclear Fuel ............................      311           78
Plant Held For Future Use ...........................        1            1
Other ...............................................        6            6
                                                        ------       ------
    Total ...........................................   $2,705       $2,289
                                                        ======       ======

NOTE 12.  JOINTLY OWNED FACILITIES -- PROPERTY, PLANT AND EQUIPMENT

      Power has ownership interests in and is responsible for providing its share of the necessary financing for the following jointly owned facilities. All amounts reflect the share of Power's jointly owned projects and the corresponding direct expenses are included in Consolidated Statements of Income as operating expenses.

                                              Plant--December 31, 2000
                                       ---------------------------------------
                                       Ownership                   Accumulated
                                       Interest        Plant      Depreciation
                                       ---------       -----       -----------
                                               (Millions of Dollars)
Coal Generating
  Conemaugh .......................      22.50%        $198             $ 63
  Keystone ........................      22.84%         122               47
Nuclear Generating
  Peach Bottom ....................      46.25%          88               10
  Hope Creek ......................      95.00%         606              508
  Salem ...........................      50.00%         645              544
  Nuclear Support Facilities ......    Various            5                1
Pumped Storage Facilities
  Yards Creek .....................      50.00%          28               11
  Merrill Creek Reservoir .........      13.91%           2               --

                                 PSEG POWER LLC

NOTE 13. SELECTED QUARTERLY DATA (UNAUDITED)

      The information shown below, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary to a fair presentation of such amounts. Due to the seasonal nature of the generation business, quarterly amounts vary significantly during the year.

                                                                      Calendar Quarter Ended
                                               -----------------------------------------------------------------
                                               December 31,      September 30,       June 30,        March 31,
                                               ------------      -------------     ------------     ------------
                                               2000    1999     2000     1999      2000    1999     2000    1999
                                               ----    ----     ----     ----      ----    ----     ----    ----
                                                                       (Millions of Dollars)

Revenues ..................................  $1,265    $944    $1,289   $1,399    $1,229  $ 1,201  $1,144   $950
Operating Income ..........................     199     184       143      300       134      251     236    196
Income before
 Extraordinary Item .......................      64      99        51      176        71      149     127     92
Extraordinary Item ........................      --      --        --      (14)       --   (3,190)     --     --
Net Income/(Loss) .........................      64      99        51      162        71   (3,041)    127     92
Earnings/(Loss) Available
 to PSEG ..................................      64      98        51      162        71   (3,041)    127     90

NOTE 14.  RELATED PARTY TRANSACTIONS

PSE&G

      PSE&G's transfer of its electric generating assets was in exchange for a promissory note from Power in an amount equal to the total purchase price of $2.786 billion. Interest on the note was payable at an annual rate of 14.23%, which represented PSE&G's weighted average cost of capital. For the period from August 21, 2000 to December 31, 2000, Power recorded interest expense of approximately $143 million relating to the promissory note.

      For the period from January 1, 2001 to January 31, 2001, Power recorded interest expense of approximately $34 million relating to the promissory note. Power settled the promissory note on January 31, 2001, with funds provided from PSEG in the form of equity and loans. In addition, on January 31, 2001, PSEG loaned $1.620 billion to Power at various rates for which Power recorded interest expense of approximately $40 million for the six months ended June 30, 2001 (unaudited).

      In April 2001 (unaudited), Power, in a private placement, issued $500 million of 6.875% Senior Notes due 2006, $800 million of 7.75% Senior Notes due 2011 and $500 million 8.625% Senior Notes due 2031. The net proceeds from the sale of the Senior Notes were used primarily for the repayment of the loans from PSEG. Each series of the Senior Notes is fully and unconditionally and jointly and severally guaranteed by Fossil, Nuclear and ER&T. All other direct and indirect subsidiaries of Power that are not guarantors of the Notes are minor and Power has no independent assets or operations.

      Effective with the asset transfer, Power charges PSE&G for MTC and the energy and capacity provided to meet PSE&G's BGS requirements. For the six months ended June 30, 2001 (unaudited), Power has charged PSE&G approximately $938 million for MTC and BGS. As of June 30, 2001 (unaudited), Power's receivable from PSE&G relating to these costs was approximately $186 million. For the six months ended June 30, 2001 (unaudited), PSE&G sold energy and capacity to Power at the market price of approximately $80 million, which PSE&G purchased under various non-utility generation (NUG) contracts. As of June 30, 2001 (unaudited), Power's payable to PSE&G relating to these purchases was approximately $14 million.

      For the year ended December 31, 2000, Power has recorded approximately $1.827 billion for MTC and BGS requirements. As of December 31, 2000, Power's receivable from PSE&G relating to these costs was approximately $159 million. Also through December 31, 2000, Power purchased energy and

                                 PSEG POWER LLC
capacity from PSE&G at the market price of approximately $152 million which PSE&G purchased under various NUG contracts. As of December 31, 2000, Power's payable to PSE&G relating to these purchases was approximately $17 million.

PSEG Global Inc. (Global)

      In September 2000, Power announced that it will assume responsibility of four Midwest generation projects being developed by Global and will be responsible for all future generation projects and development in the United States. The four projects will have a combined generating capacity of 2,830 MW. As of December 31, 2000, Power owed Global $52 million related to these projects, which was paid in 2001. In 2001, Power decided to continue development on two of the four projects with a combined generation capacity of 2,000 MW.

PSEG Services Corporation (Services) (unaudited)

      Services provides and bills administrative services to Power on a monthly basis. Power's costs related to such services amounted to approximately $37 million and $81 million for the quarter and six months ended June 30, 2001. As of June 30, 2001, Power's intercompany payable related to these costs was approximately $19 million.

================================================================================

                                 $1,800,000,000

                             [LOGO] PSEG POWER LLC

                                Offer to Exchange

                    $500,000,000 6 7/8% Senior Notes due 2006
                    $800,000,000 7 3/4% Senior Notes due 2011
                    $500,000,000 8 5/8% Senior Notes due 2031

               Which have been registered under the Securities Act

                           For Any and All Outstanding
                    $500,000,000 6 7/8% Senior Notes due 2006
                    $800,000,000 7 3/4% Senior Notes due 2011
                    $500,000,000 8 5/8% Senior Notes due 2031

                        Which have not been so registered

================================================================================